Filed pursuant to Rule 424(b)(3)
Registration No. 333-143684
PROSPECTUS

Up to 1,000,000 Shares

Centra Financial Holdings, Inc.
990 Elmer Prince Drive, P.O. Box 656
Morgantown, West Virginia 26507-0656
(304) 598-2000

Common Stock

Centra Financial Holdings, Inc. is offering up to 1,000,000 shares of its common stock. Prior to the offering, there has been no public market for the common stock, and we do not expect one to develop. Subject to the following provisions, each investor must purchase a minimum of 500 shares and may purchase no more than 25,000 shares. See “Terms of the Offering.” Funds raised from the offering will be immediately available to Centra Financial for use, and therefore, Centra Financial will not utilize an escrow account. Additionally, there is no established minimum amount Centra Financial is required to raise before it may use funds for the purposes described in “Use of Proceeds.” The offering will terminate on or before March 31, 2008, unless extended by the board of directors of Centra Financial. Centra Financial is not aware of any expected purchase amounts by its officers or directors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of Centra Financial Holdings, Inc. common stock are not savings accounts, deposits or other bank obligations, and neither the FDIC nor any other governmental agency insures these securities.

Shares of Centra Financial Holdings, Inc. involve risk. See “Risk Factors” on page 3.

		Estimated Expense	Estimated Proceeds
	Price	of Offering(1)	to Centra Financial

Per Share	$20.00	$0.06	$19.94
Offering Total	$20,000,000	$60,000	$19,940,000

(1)	Centra Financial Holdings, Inc. will offer the shares of its common stock to the public primarily through sales made by its directors, officers, and employees, on a best-efforts basis as set forth in “Plan of Distribution.” These individuals will use personal contact, telephone, mail or other media to solicit subscriptions. No director, officer or employee of Centra Financial Holdings, Inc. will receive any additional compensation for assisting with the sale of Centra Financial’s common stock. The expenses of the offering are estimated to be $60,000, including legal, accounting, printing and postage expenses. Centra Financial reserves the right to issue shares through sales made by brokers or dealers in securities, in which case expenses may exceed the amounts listed above.

The date of this prospectus is July 27, 2007.

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SUMMARY

You should read this summary together with the more detailed information, including our financial statements and related notes, appearing elsewhere in this prospectus. In this prospectus, we use “Centra Financial” or the “company” to refer to Centra Financial Holdings, Inc., and the “bank,” “Centra,” or “Centra Bank” to refer to Centra Bank, Inc.

Centra Financial (Page 9)

Centra Financial is a West Virginia state-chartered bank holding company and owns four second-tier holding companies (Centra Financial Corporation-Morgantown, Inc., Centra Financial Corporation-Martinsburg, Inc., Centra Financial Corporation-Uniontown, Inc., and Centra Financial Corporation-Hagerstown, Inc.) to manage the banking operations of Centra Bank, the sole bank subsidiary in those markets.

Both Centra Financial Corporation-Morgantown, Inc. (“Centra-Morgantown”) and Centra Financial Corporation-Martinsburg, Inc. (“Centra-Martinsburg”) are West Virginia operations. Centra Financial has formed a third second-tier holding company in connection with its recently completed acquisition of Smithfield State Bank of Smithfield, Pa. (now, Centra Bank-Smithfield). The new second-tier holding company is Centra Financial Corporation-Uniontown, Inc. (“Centra-Uniontown”). This company is a West Virginia corporation and will qualify to do business in Pennsylvania.

Centra Financial’s and Centra’s management have decided to establish banking operations in Hagerstown, Maryland and are convinced that local involvement of businesspersons in the Hagerstown, Maryland area is essential in establishing a bank in this area. Accordingly, Centra Financial has formed a fourth second-tier holding company called Centra Financial Corporation-Hagerstown, Inc. (“Centra- Hagerstown”). Formation of this second-tier holding company makes directorships available to businesspersons in Hagerstown and will allow for localized decision-making in an office located there.

Centra Bank (Page 9)

Centra Bank was formed on September 27, 1999, and opened for business on February 14, 2000, under the laws of the State of West Virginia. Centra Bank’s deposits are insured by the FDIC up to FDIC limits. Centra Bank engages in general banking business within its primary market area of Monongalia County, West Virginia, Berkeley County, West Virginia and Fayette County, Pennsylvania. The main office is located at 990 Elmer Prince Drive, Morgantown, West Virginia.

Centra Bank focuses primarily on extending loans to small businesses and consumers and is engaged in real estate and consumer installment lending.

As of December 31, 2006, Centra Bank had total assets of $914 million, net loans of $683 million, deposits of $804 million and shareholders’ equity of $57 million, compared to $551 million, $457 million, $485 million and $34 million as of December 31, 2005, respectively. At March 31, 2007, total assets were $926 million, net loans were $722 million, deposits were $822 million and shareholders’ equity was $59 million, compared to $576 million, $488 million, $506 million and $35 million as of March 31, 2006, respectively.

The Offering (Page 6)

Amount:	Up to 1,000,000 Shares
Type:	Common Stock
Price:	$20.00 per Share

Centra Financial’s board of directors has adopted general guidelines for the determination by the company’s management of offerees of the company’s common stock. See “Terms of the Offering.”

Use of Proceeds (Page 7)

Centra Financial will use the proceeds of the offering to provide necessary capital to support the overall growth of the organization.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial information for Centra Financial at or for the five years ended December 31, 2006, and for the three months ended March 31, 2007 and 2006. The selected financial and other data of Centra Financial set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere herein, including, without limitation, the consolidated audited financial statements and related notes thereto. The following selected historical financial information for the three months ended March 31, 2007 and 2006, are derived from the unaudited consolidated financial information of Centra Financial and include, in the opinion of Centra Financial’s management, all adjustments (consisting only of normal accruals) necessary to present fairly the data of such periods. You should not rely on the three-month information as being indicative of results that may be expected for the entire year or for any future interim period.

	As of or for the
	Three Months Ended
	March 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands except per share data)

Operating Data
Total interest income	$15,815	$9,298	$43,975	$29,530	$20,014	$14,634	$10,566
Total interest expense	7,640	4,035	22,976	11,288	6,846	5,304	4,312
Net interest income	8,175	5,263	27,225	18,242	13,168	9,330	6,254
Provision for credit losses	500	469	2,327	1,341	2,160	2,099	967
Other income	1,119	764	3,638	3,135	2,497	2,786	1,529
Security losses	—	—	(40)	(247)	—	—	—
Other expense	6,513	4,082	20,735	13,465	10,350	8,157	5,891
Income tax expense (benefit)	898	544	2,929	2,337	1,151	(104)	—
Net income	1,383	932	4,832	3,987	2,004	1,964	925
Balance Sheet Data
End of period:
Total assets	$926,234	$575,531	$913,853	$550,756	$442,914	$350,368	$266,551
Investment securities	116,792	49,956	125,130	49,748	23,386	22,895	37,170
Total loans	732,427	495,159	693,520	463,496	396,914	295,925	186,737
Total deposits	822,364	505,609	804,188	484,532	385,822	302,355	214,868
Short-term borrowings	16,901	20,589	25,366	18,536	14,507	16,953	24,578
Long-term debt	20,000	10,000	20,000	10,000	10,000	—	—
Stockholders’ equity	58,588	34,708	56,952	33,873	29,745	27,838	25,871
Significant Ratios
Net income to:
Average total assets	.61%	.67%	.66%	.80%	.50%	.64%	.45%
Average stockholders’ equity	9.70	10.94	9.92	12.50	6.98	7.32	4.52
Average stockholders’ equity to Average total assets	6.30	6.11	6.60	6.42	7.14	8.78	9.98
Average total loans to average Deposits	89.06	97.93	89.61	99.46	99.06	90.66	88.79
Risk-based capital ratio	8.42	10.04	10.28	11.58	12.09	10.95	15.16
Per Share Data
Basic net income per share	$.33	$.30	$1.33	$1.29	$.65	$.64	$.35
Diluted net income per share	.31	.28	1.22	1.20	.62	.60	.33
Cash dividends paid	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Book value at end of period	13.87	12.32	13.57	10.93	10.59	9.91	13.36
Basic weighted-average shares outstanding	4,198,658	3,099,040	3,631,888	3,090,611	3,088,532	3,088,532	2,658,851
Diluted weighted-average shares outstanding	4,512,789	3,343,632	3,957,668	3,313,688	3,241,926	3,264,170	2,809,399

RISK FACTORS

The company faces vigorous competition for deposits and loans in its market areas which requires the company to offer attractive interest rates on deposits and loans which may negatively impact earnings. (Page 12 — Description of Business-Competition)

The banking business is generally a highly competitive business and as such, the company must offer attractive products, including attractive interest rates on loans and deposits which may lower earnings. As of June 30, 2006, based on an FDIC analysis done as of June 30 each year, there were eight other banks in the Monongalia County, West Virginia market area, eight in the Berkeley County, West Virginia market area, eight in the Fayette County, Pennsylvania market area, and eleven in the Hagerstown, Maryland market area. Total deposits in the Monongalia County market area were $1.4 billion and include a total of 33 banking offices. Total deposits in the Berkeley County market area were $990 million and includes 29 banking offices. Total deposits in the Fayette County, Pennsylvania market area were $2 billion and includes 43 banking offices. Total deposits in the Hagerstown, Maryland market (Washington County) were $1.8 billion and includes 51 banking offices. Centra’s deposits accounts for 26% of the Monongalia County deposit base, 17% of Berkeley County, and 11% of the Fayette County deposit base. Centra is the primary locally owned bank in these regions. Centra has not operated long enough in Hagerstown, Maryland, for percentages of deposits to be publicly available.

For most of the services which Centra provides, there is also competition from financial institutions other than commercial banks, including savings and loan associations and credit unions. Offices of national brokerage firms also reside in Centra’s markets. In addition, some traditional banking services or competing services are offered by insurance companies, investment counseling firms and other business firms and individuals. These entities may have significantly greater financial and marketing resources than Centra has.

The existence of larger financial institutions in Monongalia and Berkeley Counties, West Virginia, Fayette County, Pennsylvania, and Hagerstown, Maryland, some of which are owned by larger regional or national companies, influence the competition in Centra’s market area. The principal competitive factors in the market for deposits and loans are interest rates, either paid on deposits or charged on loans. West Virginia law allows statewide branch banking which provides increased opportunities for Centra, but it also increases the potential competition for Centra in its service area. In addition, in 1994, Congress passed the Riegle-Neal Interstate Banking and Branching Efficiency Act. Under this Act, absent contrary action by a state’s legislature, interstate branch banking was allowed to occur after June 1, 1997. States are permitted to elect to participate to a variety of degrees in interstate banking or states may elect to “opt out.” In 1996, the West Virginia Legislature elected to “opt in.” Accordingly, out-of-state banks may form de novo banks or may acquire existing branches of West Virginia banks on a reciprocal basis. The state legislatures of Pennsylvania and Maryland have similarly opted in to interstate branching.

The company’s lending limit may prevent it from attracting higher volume customers and therefore, the company may lose potential customers to larger competitors. (Page 12 — Description of Business-Competition)

In the future, Centra may not be able to attract larger volume customers because the size of loans that the company can offer to potential customers is less than the size of the loans that many of the company’s larger competitors can offer. Accordingly, the company may lose customers seeking large loans. We anticipate that our lending limit will continue to increase proportionately with the company’s growth in earnings; however, the company may not be able to successfully attract or maintain larger customers. To date, Centra’s management does not believe that this risk has significantly impacted Centra.

The company engages in commercial and consumer lending activities which are riskier than residential real estate lending. (Page 11 — Description of Business-Commercial Loans; Consumer Loans)

Centra originates loans that involve a greater degree of risk than loans involving residential real estate lending. Commercial business loans may involve greater risks than other types of lending because they are often made based on varying forms of collateral, and repayment of these loans often depends on the success of the commercial venture. Consumer loans may involve greater risk because adverse changes in borrowers’ incomes and employment after funding of the loans may impact their abilities to repay the loans. To date, Centra has not been significantly impacted by this risk.

The company has limited control over its profitability because the company cannot control the various factors that can cause fluctuations in interest rates. (Page 16 — Description of Business-Monetary Policy and Economic Conditions)

Aside from credit risk, the most significant risk resulting from Centra’s normal course of business, extending loans and accepting deposits, is interest rate risk. If market interest rate fluctuations cause Centra’s cost of funds to increase faster than the yield of its interest-earning assets, then its net interest income will be reduced. Centra’s results of operations depend to a large extent on the level of net interest income, which is the difference between income from interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Interest rates are highly sensitive to many factors that are beyond the company’s control, including general economic conditions and the policies of various governmental and regulatory authorities.

To effectively monitor the interest rate risk discussed above, Centra uses a well-known computer model to project the change in net interest income under various changes in interest rates. To provide guidance to management, Centra’s board of directors, through its Asset/Liability Committee, has established a policy related thereto which includes interest rate risk parameters within which to operate. As of December 31, 2006, Centra’s interest rate risk is within the parameters.

The company’s success depends on the company’s management team. (Page 49 — Management-Executive Officers and Directors)

The departure of one or more of the company’s officers or other key personnel could adversely affect the company’s operations and financial position. The company’s management makes most decisions that involve the company’s operations. The key personnel have all been with Centra since the company was formed in 1999. These key personnel include Douglas J. Leech, Timothy Saab, Henry M. Kayes, Kevin D. Lemley and Karla J. Strosnider and to management’s knowledge, none of these individuals currently plan to retire or are planning to leave the company. The company has entered into employment contracts with all of these individuals.

An economic slowdown in our market area could cause more loan delinquencies, more foreclosures, less demand for the company’s products and services and a decline in the value of loan collateral. (Page 19 — Management’s Discussion and Analysis of Financial Condition and Results of Operations-Allowance for Loan Losses)

Because Centra focuses our business in the Monongalia and Berkeley county markets in West Virginia, the Fayette County market in Pennsylvania and anticipates focusing its business in Hagerstown, Maryland, an economic slowdown in these areas could hurt our business. An economic slowdown could have the following consequences:

•	Loan delinquencies may increase;

•	Problem assets and foreclosures may increase;

•	Demand for the products and services of the company may decline; and

•	Collateral (including real estate) for loans made by the company may decline in value, in turn reducing customers’ borrowing power and making existing loans less secure.

Currently, management does not anticipate a slowdown in its market areas because Monongalia and Berkeley Counties represent the fastest growing areas in West Virginia, and both Fayette County, Pennsylvania and Hagerstown, Maryland are stable economies.

The company is highly regulated, but the regulation does not protect investors. (Page 14 — Description of Business-Supervision and Regulation)

The operations of the company are subject to extensive regulation by federal, state (West Virginia, Pennsylvania and Maryland) and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on them. Policies adopted or required by these governmental authorities can affect the company’s business operations, including earnings due to cost of compliance with various banking regulations and the availability, growth and distribution of the company’s investments, borrowings and deposits. The primary goal of federal and state regulatory agencies is to protect the depositors of Centra Bank and the general public; the bank regulatory agencies generally do not act to protect investors in, or shareholders of, the company.

The company may incur increased charge-offs and additional loan loss provision due to negative credit in the future. (Page 19 — Management’s Discussion and Analysis of Financial Condition and Results of Operation-Allowance for Loan Losses)

In the future, the company could experience negative credit quality trends that could lead to a deterioration of asset quality. A deterioration in asset quality could require the company to incur loan charge-offs in the future and incur additional loan loss provision, both of which would have the effect of decreasing earnings.

The company has no current plans to declare cash dividends. (Page 9 — Market Price and Dividend Data)

Most likely, the company will not pay cash dividends for the next several years. Accordingly, any return on shares of the company’s stock would be from capital appreciation alone.

Some dilution may be experienced by new investors in Centra Financial’s common stock. (Page 9 — Market Price and Dividend Data)

Centra’s shares have recently traded (Second Quarter through June 30, 2007) at $16.36 per share. This information is based on Centra Financial’s knowledge of certain arms-length transactions in the stock. This offering establishes the price per share at $20. In 2000, Centra Financial’s stock price was based on a book value of $10 per share ($7.51 after restating for the 2004, 2005, and 2006 stock dividends). In 2002, Centra Financial publicly sold shares for $15 per share ($11.27 after stock dividends), and the $16.36 amount for shares recently traded (as known to management) represents appreciation of approximately 118% over the initial offering price in 2000 as restated for the stock dividends. With respect to existing shareholders, a shareholder would need to acquire 23.7% of his or her existing shares to incur no dilution. Currently, there are 4,225,956 shares outstanding. The current offering will be for 1,000,000 shares for a total of 5,225,956 shares. After the offering, the pro forma book value of each share will be $15.04. In determining the offering price (see Page 6 Terms of the Offering — Determination of Offering Price), Centra Financial contracted an outside firm to provide guidance as to the fair market value of the common stock that is being offered as of March 31, 2007. Based upon that firm’s guidance and review by the Audit Committee, the offering price of $20 per share was selected and fell within a reasonable range of $19.50 to $20.50 per share.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

When used in this prospectus, in Centra Bank’s or Centra Financial’s press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases “are expected to,” “estimate,” “is anticipated,” “project,” “will continue,” “will likely result,” “plans to” or similar expressions are intended to identify “forward-looking statements.” These types of statements are subject to risks and uncertainties, including changes in economic conditions in the bank’s market area, changes in policies by regulatory agencies, fluctuation in interest rates, demand for loans in the bank’s market area, and competition that could cause actual results to differ materially from what the bank or Centra Financial have presently anticipated or projected. The bank and Centra Financial wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The bank and Centra Financial wish to advise readers that factors addressed within this prospectus would affect the bank’s financial performance and could cause the bank’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The factors we list in the section “Risk Factors” provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

Where any forward-looking statement includes a statement of the assumptions or bases underlying the forward-looking statement, the bank and Centra Financial caution that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material. We cannot assure you that any statement of expectation or belief in any forward-looking statement will result, or be achieved or accomplished.

TERMS OF THE OFFERING

Centra Financial is offering up to 1,000,000 shares of common stock at a cash price of $20.00 per share. Each investor must execute a subscription agreement and deliver $20.00 for each share the investor wishes to acquire. Checks must be made payable to “Centra Financial Holdings, Inc.” Subject to the provisions below, each investor must purchase a minimum of 500 shares and may purchase no more than 25,000 shares. At the board’s discretion, Centra Financial may waive the maximum amount of shares that may be purchased. Further, Centra Financial reserves the right to cancel or modify subscriptions, in whole or in part, for any reason. Centra Financial also reserves the right to reject any and all subscriptions and to determine the order in which it will accept subscriptions.

The full subscription price per share must be paid at the time an investor subscribes for shares, unless the company agrees to other arrangements concerning the time and place of full payment. Funds raised from the offering will be immediately available to Centra Financial for use and therefore, Centra Financial will not use an escrow account. Additionally, there is no established minimum amount Centra Financial is required to raise before it may use funds for the purposes described in “Use of Proceeds.” The offering will terminate on or before March 31, 2008. Centra Financial is not aware of any expected purchase amounts by its officers or directors.

Centra Financial’s board of directors has established general guidelines for management to determine offerees of common stock of the company. These guidelines allow significant discretion to management as to whom may be offered the company’s common stock. Factors which may be considered in determining who the offerees are in this offering include:

•	Persons in the proposed new market area, Hagerstown, Maryland, and persons residing in Centra’s existing market areas;

•	existence of accounts or purchases of products with the company and its subsidiaries;

•	the profitability and volume of the existing accounts and products;

•	the longevity of the account relationship;

•	future growth potential of the relationship between the company and its subsidiaries and the offeree;

•	whether the offeree has in the past or may in the future, refer other persons as customers to the company and its subsidiaries;

•	whether the offeree is an employee of the company or its subsidiaries;

•	whether management of the company deems, in its discretion, that the offeree would be beneficial to the company, by virtue of ongoing business development or referrals, general reputation, or otherwise; and

•	any other factor that management determines relevant.

In addition to the foregoing factors, management may provide preferential treatment in the opportunity to purchase shares to the company’s and its subsidiaries’ employees who have assisted in the development and growth of the company and its business and to provide incentives to other persons to continue to assist in the company’s growth. These guidelines are not binding on management, and the board of directors has vested in management the discretion to determine the identities of the offerees of the common stock.

Determination of Offering Price

Centra Financial contracted an outside firm to provide guidance as to the fair market value of the common stock being offered as of March 31, 2007. The firm considered public data as well as information supplied by Centra Financial. In preparing the information, the firm considered the pricing multiples of comparable banks ranging in size between $500 million and $1.5 billion, each of which had a stock that was traded in a free and open market either on an exchange or over-the-counter. As directed by the Centra Financial Board of Directors, the Audit Committee reviewed the information supplied by the outside firm. Based upon the Committee’s review, the offering price of $20 per share was selected and fell within a reasonable range of $19.50 to $20.50 per share.

USE OF PROCEEDS

Centra Financial will use the proceeds of the offering to provide necessary capital to support the overall growth of the organization. Centra Financial anticipates using the proceeds from this offering as follows:

Use	Amount of Proceeds

Provide capital necessary to support continued growth	$19,940,000
Offering expenses	60,000

Total use of Proceeds	$20,000,000

CAPITALIZATION

The following table sets forth our actual capitalization as of the respective dates:

	March 31,		December 31,
	2007	2006	2006	2005
	(In thousands)

Stockholders’ equity:
Preferred Stock, par value $1.00; 1,000,000 shares authorized; none issued	$—	$—	$—	$—
Common Stock, $1.00 par value; 50,000,000 shares authorized; 4,224,456 and 2,817,309 issued and outstanding at March 31, 2007 and March 31, 2006, and; 4,197,140 and 2,817,309 issued and outstanding at December 31, 2006 and December 31, 2005, Respectively	4,224	2,817	4,197	2,817
Additional paid-in capital	48,566	25,016	48,349	25,016
Accumulated earnings	5,379	6,965	3,996	6,033
Accumulated other comprehensive income (loss)	419	(90)	410	7

Total capitalization	$58,588	$34,708	$56,952	$33,873

MARKET PRICE AND DIVIDEND DATA

Centra Financial’s common shares are not traded on any national exchange.

The table presented below sets forth the estimated market value for the indicated periods based upon sales known to management with respect to Centra Financial’s common shares. The information set forth in the table is based on Centra Financial’s knowledge of certain arm’s-length transactions in the stock. In addition, dividends are subject to the restrictions described in Note 12 to the financial statements included elsewhere in this prospectus.

Quarterly Market and Dividend Information:

	2007		2006		2005
	Estimated		Estimated		Estimated
	Market Value		Market Value		Market Value
	per Share	Dividend	per Share	Dividend	per Share	Dividend

Fourth Quarter	$—	$—	$16.36	$0.00	$13.43	$0.00
Third Quarter	—	—	16.36	0.00	13.43	0.00
Second Quarter	16.36	—	16.36	0.00	13.22	0.00
First Quarter	16.36	$0.00	13.43	0.00	12.40	0.00

Centra Financial had 1,028 stockholders of record at March 31, 2007. As of March 31, 2007 options to purchase 896,758 shares of Centra Financial’s common stock are outstanding. Exercise prices of these options range from $7.51 to $16.47.

Centra has not initiated any plans to repurchase its stock nor has it repurchased any stock since its formation in 1999.

Centra Financial’s stockholders are entitled to receive dividends when and as declared by its board of directors, subject to various regulatory restrictions. Dividends of the bank to Centra Financial are subject to the restrictions contained in W.Va. Code § 31A-4-25. That statute provides that not less than one-tenth part of the net profits of the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a bank’s surplus fund until the surplus fund equals the amount of its capital stock. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. The statute defines “net profits” as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.

DESCRIPTION OF BUSINESS

You should read the following description of our business in conjunction with the information included elsewhere in this prospectus. This description contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain factors set forth in “Risk Factors” and elsewhere in this prospectus.

Centra Financial Holdings, Inc., or Centra, was formed on October 25, 1999 as a bank holding company. Centra Bank, Inc., or the bank, was formed on September 27, 1999 and chartered under the laws of the state of West Virginia. The bank commenced operations on February 14, 2000. During the first quarter of 2001, Centra formed two second-tier holding companies (Centra Financial Corporation- Morgantown, Inc. and Centra Financial Corporation-Martinsburg, Inc.) to manage the banking operations of Centra Bank, the sole bank subsidiary, in those markets.

Centra operates offices in the Suncrest, Waterfront, Cheat Lake, Sabraton and Westover areas of Morgantown; the Williamsport Pike, Foxcroft Avenue, and South Berkeley areas of Martinsburg, West Virginia; and the Uniontown, Smithfield, Fairchance, and Point Marion areas of Fayette County, Pennsylvania. At December 31, 2006, Centra had total assets of $913.9 million, total loans of $693.5 million, total deposits of $804.2 million, and total stockholders’ equity of $57.0 million. At March 31, 2007, Centra had total assets of $926.2 million, total loans of $732.4 million, total deposits of $822.4 million and total stockholders’ equity of $58.6 million.

Centra’s business activities are currently confined to a single segment, which is community banking. As a community banking entity, Centra offers its customers a full range of products through various delivery channels. Such products and services include checking accounts, NOW accounts, money market and savings accounts, time certificates of deposit, commercial, installment, commercial real estate and residential real estate mortgage loans, debit cards, and safe deposit rental facilities. Centra also offers travelers checks and official checks. Services are provided through our walk-in offices, automated teller machines (“ATMs”), ten automobile drive-in facilities, banking by phone, and Internet-based banking. Additionally, Centra offers a full line of investment products through an unaffiliated registered broker-dealer.

At March 31, 2007, Centra had 238 full-time equivalent employees. Centra’s principal office is located at 990 Elmer Prince Drive, Morgantown, West Virginia 26505, and its telephone number is (304) 598-2000. Centra’s Web site is www.centrabank.com.

Since the opening date of February 14, 2000, Centra has experienced significant growth in assets, loans, and deposits due to tremendous community and customer support.

In June 2006, Centra completed the private placement of $10,000,000 Floating Rate, Trust Preferred Securities through its Centra Financial Statutory Trust II subsidiary. The proceeds of this offering were used for the Smithfield acquisition (discussed below) and general corporate purposes. The securities mature in 30 years and are redeemable by the company after five years. The securities are at an interest cost of 1.65% over the three-month LIBOR rate, reset quarterly. Interest payments are due in January, April, July, and October.

Recent Additions

On August 25, 2006, Centra completed its acquisition of Smithfield State Bank of Smithfield, Pennsylvania (“Smithfield”), a state-chartered bank operating four retail branch offices in Fayette County, Pennsylvania. The acquisition was completed in accordance with the Agreement and Plan of Merger that Centra and Smithfield entered into on April 7, 2006, whereby Centra would pay the remaining Smithfield shareholders $40 per share, subject to regulatory approval. The acquisition of Smithfield allows Centra to expand its product offerings and delivery channels into the Fayette County market.

Customers and Markets

Centra’s market areas have a diverse economic structure. Centra has expanded from its roots in Monongalia County, West Virginia, to a market area that encompasses eastern West Virginia, southwestern Pennsylvania, and western Maryland. Principal industries or employers in Monongalia County include health care, West Virginia University, metals, plastics and petrochemical manufacturing; oil, gas, and coal production; and related support industries. Principal industries in Berkeley County include manufacturing, warehousing, federal government, and printing and binding. Fayette County’s industries include health care, education, customer service centers, steel fabrication, water meter production, glass production, coal strip mining, retail businesses, sales, and professional services. In addition, tourism, education, and other service-related industries are important and growing components of the economy of our markets. Consequently, Centra does not depend upon any one industry segment for its business opportunities.

Centra originates various types of loans, including commercial and commercial real estate loans, residential real estate loans, home equity lines of credit, real estate construction loans, and consumer loans (loans to individuals). In general, Centra retains most of its originated loans (exclusive of certain long-term, fixed rate residential mortgages that are sold servicing released) and, therefore, secondary market activity is minimal. However, loans originated in excess of Centra’s legal lending limit are participated to other banking institutions and the servicing of those loans is retained by Centra. Centra’s loan originations include a broad range of industrial classifications. Management has identified five areas of loan concentrations to borrowers engaged in the same or similar industries. However, loans within these areas are not concentrated to a single borrower or in a single geographic area. Management does not believe these concentrations are detrimental to the bank, although new loan requests in those areas are more closely scrutinized before approving additional loans in those categories. Centra has no loans to foreign entities. Centra’s lending market areas are primarily concentrated in Monongalia and

Berkeley Counties, West Virginia, Fayette County, Pennsylvania, Hagerstown, Maryland, and neighboring areas of Pennsylvania, West Virginia, Virginia, Maryland, and Ohio.

Commercial Loans

At December 31, 2006 and March 31, 2007, Centra had outstanding approximately $448.9 million and $486.3 million, respectively, in commercial loans, including commercial, commercial real estate, financial, and agricultural loans. These loans represented approximately 65% and 66%, respectively, of the total aggregate loan portfolio as of those dates.

Lending Practices.  Commercial lending entails significant additional risks as compared with consumer lending (i.e., single-family residential mortgage lending and installment lending). In addition, the payment experience on commercial loans typically depends on adequate cash flow of a business and thus may be subject, to a greater extent, to adverse conditions in the general economy or in a specific industry. Loan terms include amortization schedules commensurate with the purpose of each loan, the source of repayment, and the risk involved. Extensions of credit to borrowers whose aggregate total debt, including the principal amount of the proposed loan, exceeds $3.5 million require board approval. The primary analysis technique used in determining whether to grant a commercial loan is the review of a schedule of estimated cash flows to evaluate whether anticipated future cash flows will be adequate to service both interest and principal due. In addition, Centra reviews collateral to determine its value in relation to the loan in the event of a foreclosure.

Centra presents all new loans with an aggregate outstanding balance greater than $100,000 to the board of directors on a monthly basis. If deterioration in creditworthiness has occurred, Centra takes effective and prompt action designed to assure repayment of the loan. Upon detection of the reduced ability of a borrower to meet original cash flow obligations, the loan is considered an impaired loan and reviewed for possible downgrading or placement on nonaccrual status.

Consumer Loans

At December 31, 2006 and March 31, 2007, Centra had outstanding consumer loans in an aggregate amount of approximately $65.4 million or approximately 9% and $73 million or approximately 10%, respectively, of the aggregate total loan portfolio.

Lending Practices.  Consumer loans generally involve more risk as to collectibility than mortgage loans because of the type and nature of the collateral and, in certain instances, the absence of collateral. As a result, consumer lending collections are dependent upon the borrower’s continued financial stability, and thus are more likely to be adversely affected by employment loss, personal bankruptcy, or adverse economic conditions. Credit approval for consumer loans requires demonstration of sufficiency of income to repay principal and interest due, stability of employment, a positive credit record and sufficient collateral for secured loans. It is the practice of Centra to review its delinquent and nonperforming consumer loans monthly and to charge off loans that do not meet its standards and to adhere strictly to all laws and regulations governing consumer lending. The loan committees are responsible for monitoring performance in this area, and for advising and updating loan personnel.

Centra offers credit life insurance and accident and health insurance to all qualified buyers, thus reducing risk of loss when a borrower’s income is terminated or interrupted.

Real Estate Loans

At December 31, 2006 and March 31, 2007, Centra had outstanding residential real estate loans, home equity lines of credit, and construction mortgages loans in an aggregate amount of $179.2 million or approximately 26% and $173.4 million or approximately 24%, respectively, of the aggregate total loan portfolio.

Lending Practices.  Centra generally requires that the residential real estate loan amount be no more than 80% of the purchase price or the appraised value of the real estate securing the loan, unless the borrower obtains private mortgage insurance for the percentage exceeding 80%. Centra may lend up to 100% of the appraised value of the real estate. The risk conditions of these loans are considered during underwriting. Loans made in this lending category are generally one- to three-year adjustable rate, fully amortizing mortgages. Centra also originates fixed or adjustable rate real estate loans and generally sells these loans in the secondary market, servicing released. All real estate loans are secured by first mortgages with evidence of title in favor of Centra in the form of an attorney’s opinion of the title or a title insurance policy. Centra also requires proof of hazard insurance with Centra named as the mortgagee and as the loss payee. Generally, full appraisals are obtained for all mortgage loans. Appraisals are obtained from licensed appraisers.

Home Equity Loans.  Home equity lines of credit are generally made as second mortgages by Centra. The maximum amount of a home equity line of credit is generally limited to 80% of the appraised value of the property less the balance of the first mortgage. Centra will lend up to 100% of the appraised value of the property at higher interest rates which are considered compatible with the additional risk assumed in these types of loans. The home equity lines of credit are written with 20-year terms, but are subject to review upon request for renewal.

Construction Loans.  Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, Centra may advance funds beyond the amount originally committed to permit completion of the project.

Competition

Centra experiences significant competition in attracting depositors and borrowers. Competition in lending activities comes principally from other commercial banks, savings associations, insurance companies, governmental agencies, credit unions, brokerage firms, and pension funds. The primary factors in competing for loans are interest rate and overall lending services. Competition for deposits comes from other commercial banks, savings associations, money market funds, and credit unions as well as from insurance companies and brokerage firms. The primary factors in competing for deposits are interest rates paid on deposits, account liquidity, convenience of office location, and overall financial condition. Centra believes that its size and community approach provide flexibility, which enables the bank to offer an array of banking products and services.

Centra primarily focuses on its local markets for its products and services. Management believes Centra has developed a niche and a level of expertise in serving these communities.

Centra operates under a “needs-based” selling approach that management believes has proven successful in serving the financial needs of most customers. It is not Centra’s strategy to compete solely on the basis of interest rate. Management believes that a focus on customer relationships and service will promote our customers’ continued use of Centra’s financial products and services, and will lead to enhanced revenue opportunities.

Expansion into Hagerstown, Maryland

In the fourth quarter of 2006, the boards of directors of Centra Financial and Centra determined that Centra should begin to expand its market area into Hagerstown, Maryland. The management of each of Centra Financial and Centra is convinced that local involvement of businesspersons in this area is essential to the success of establishing Centra’s operations there and would be enhanced by the availability of directorships to businesspersons in Hagerstown and that decision-making should be localized in that office.

As a result, in order to accomplish its goals of local involvement, Centra Financial has organized another wholly-owned second-tier holding company known as “Centra Financial Corporation-Hagerstown, Inc.” (“Centra-Hagerstown”). This company is a West Virginia corporation qualified to do business in Maryland. As part of the capitalization of Centra-Hagerstown, Centra Financial will use a portion of the proceeds of this offering based upon the amount of participation in the Hagerstown market. Centra-Hagerstown will use the funds to purchase shares of Centra Bank at $20 per share. At that point, Centra Financial will own Centra-Hagerstown, which in turn, will own shares of Centra Bank.

Centra will use approximately $1,000,000 raised in this offering to establish the operations in Hagerstown. An application was filed by Centra with the West Virginia Division of Banking and the Federal Deposit Insurance Corporation, and approval for the proposed location was granted on March 21, 2007, and March 22, 2007, respectively. Centra also received notification from the Maryland Department of Banking that it did not object to the application.

Under the reorganization, the current directors of Centra Financial and Centra will continue to serve on these boards of directors, and Douglas J. Leech will continue to have ultimate responsibility of management for Centra’s operations. In addition, the board of directors of Centra Financial would be increased by one person, The board of directors of Centra-Hagerstown selected Michael A. Murray for the position on the Centra Financial board.

Timothy G. Henry will serve as Chief Executive Officer and Mark D. Harrell will serve as President and Chief Operating Officer of Centra-Hagerstown. Both individuals are former senior vice presidents of Hagerstown Trust and are veteran bankers in the Hagerstown area.

The directors of Centra-Hagerstown are as follows:

Name and Address	Principal Occupation Last Five Years

John P. Itell, CPA 15002 Randall Lane Williamsport, MD	Managing Partner — Albright Crumbacker, Moul and Itell (Accounting Firm)
Robert Cochran 19838 Preston Road Hagerstown, MD	President — Robert Cochran Insurance and Financial Services
LeRoy Myers, Jr. 13000 St. Paul Road Clear Spring, MD	President — Myers Building Systems (Construction)
Dr. James Cremins 13104 Hepplewhite Court Hagerstown, MD	Physician — Digestive Disorders Consultants
Curtis Spicher 16307 Shinham Road Hagerstown, MD	Owner — Spichers Appliances, Inc.
Michael A. Murray 19807 Cool Hollow Road Hagerstown, MD	President — Direct Mail Processing, Inc.
Howard B. Bowen 9651 Old National Pike Hagerstown, MD	President — Ewing Oil Corporation, Inc.
Suzanne Glocker 19638 Cool Hollow Road Hagerstown, MD	Broker/Owner — The Glocker Group Realty Results
Richard W. Phoebus, Sr. 1419 Lindsay Lane Hagerstown, MD	President and CEO — Hagerstown/Washington County Industrial Foundation, a Community Development Corporation

With respect to Centra itself, the current officers would remain unchanged. All directors of Centra-Morgantown, Centra-Martinsburg, Centra-Uniontown and Centra-Hagerstown would acknowledge responsibility for the entity as a whole, rather than for individual portions of an entity. Centra will enter into a management agreement with Centra-Hagerstown as it has done with the other second-tier holding companies. The second-tier bank holding company management and directors would be very active and would make recommendations to the board of directors of Centra with respect to product development and customer relations in their respective areas. These duties would include recommending approval of loans (within the parameters of Centra’s loan policies), lending limits and additional parameters which may be instituted by Centra from time to time, assisting in the development and pricing of products in the area and assisting management in marketing and development of policies. All of the products currently offered by Centra to its customers in its current locations would be offered to Centra’s customers in Hagerstown.

The following illustrates the internal restructuring of Centra Financial, taking into account the two-tier holding company structure:

Supervision and Regulation

The following is a summary of certain statutes and regulations affecting Centra Financial and its subsidiaries, and is qualified in its entirety by reference to such statutes and regulations:

Bank Holding Company Regulation.  Centra Financial is a bank holding company under the Bank Holding Company Act of 1956, which restricts the activities of Centra and any acquisition by Centra Financial of voting stock or assets of any bank, savings association, or other company. Centra Financial is also subject to the reporting requirements of, and examination and regulation by, the Federal Reserve Board. Centra Financial’s subsidiary bank, Centra Bank, is subject to restrictions imposed by the Federal Reserve Act on transactions with affiliates, including any loans or extensions of credit to Centra Financial or its subsidiaries, investments in the stock or other securities thereof, and the taking of such stock or securities as collateral for loans to any borrower; the issuance of guarantees, acceptances, or letters of credit on behalf of Centra Financial and its subsidiaries; purchases or sales of securities or other assets; and the payment of money or furnishing of services to Centra Financial and other subsidiaries. Centra Financial is prohibited from acquiring direct or indirect control of more than 5% of any class of voting stock or substantially all of the assets of any bank holding company without the prior approval of the Federal Reserve Board. Centra Financial and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with extensions of credit and/or the provision of other property or services to a customer by Centra Financial or its subsidiaries.

On July 30, 2002, the Senate and the House of Representatives of the United States (Congress) enacted the Sarbanes-Oxley Act of 2002, a law that addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. The New York Stock Exchange proposed corporate governance rules that were enacted by the Securities and Exchange Commission. The changes are intended to allow stockholders to more easily and efficiently monitor the performance of companies and directors, and should not significantly impact Centra Financial.

Effective August 29, 2002, as directed by Section 302(a) of Sarbanes-Oxley, Centra Financial’s chief executive officer and chief financial officer are each required to certify that Centra Financial’s Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining, and regularly evaluating the effectiveness of Centra Financial’s internal controls; they have made certain disclosures to Centra Financial’s auditors and the audit committee of the board of directors about Centra Financial’s internal controls; and they have included information in Centra Financial’s Quarterly and Annual Reports about their evaluation and whether there have been significant changes in Centra Financial’s internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation. Effective in 2007, Section 404 of Sarbanes-Oxley will become applicable to Centra Financial.

The Gramm-Leach-Bliley Act (also known as the Financial Services Modernization Act of 1999) permits bank holding companies to become financial holding companies. This allows them to affiliate with securities firms and insurance companies, and to engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, is well managed, and has at least a satisfactory rating under the Community Reinvestment Act. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

The Financial Services Modernization Act defines “financial in nature” to include: securities underwriting, dealing, and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. A bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed, and has at least a satisfactory Community Reinvestment Act rating. The specific effects of the enactment of the Financial Services Modernization Act on the banking industry in general and on Centra Financial, in particular, have yet to be determined because of that Act’s recent adoption.

Banking Subsidiary Regulation. Centra Bank was chartered as a state bank and is regulated by the West Virginia Division of Banking and the Federal Deposit Insurance Corporation. Centra Bank provides FDIC insurance on its deposits and is a member of the Federal Home Loan Bank of Pittsburgh.

International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (USA Patriot Act)

The International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (the “Patriot Act”) was adopted in response to the September 11, 2001 terrorist attacks. The Patriot Act provides law enforcement with greater powers to investigate terrorism and prevent future terrorist acts. Among the broad-reaching provisions contained in the Patriot Act are several provisions designed to deter terrorists’ ability to launder money in the United States and provide law enforcement with additional powers to investigate how terrorists and terrorist organizations are financed. The Patriot Act creates additional requirements for banks, which were already subject to similar regulations. The Patriot Act authorizes the Secretary of the Treasury to require financial institutions to take certain “special measures” when the Secretary suspects that certain transactions or accounts are related to money laundering. These special measures may be ordered when the Secretary suspects that a jurisdiction outside of the United States, a financial institution operating outside of the United States, a class of transactions involving a jurisdiction outside of the United States, or certain types of accounts are of “primary money laundering concern.” The special measures include the following: (a) require financial institutions to keep records and report on the transactions or accounts at issue; (b) require financial institutions to obtain and retain information related to the beneficial ownership of any account opened or maintained by foreign persons; (c) require financial institutions to identify each customer who is permitted to use a payable-through or correspondent account and obtain certain information from each customer permitted to use the account; and (d) prohibit or impose conditions on the opening or maintaining of correspondent or payable-through accounts.

Federal Deposit Insurance Corporation

The FDIC insures the deposits of Centra Bank and Centra Bank is subject to the applicable provisions of the Federal Deposit Insurance Act. The FDIC may terminate a bank’s deposit insurance upon finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition enacted or imposed by the bank’s regulatory agency.

Federal Home Loan Bank

The FHLB provides credit to its members in the form of advances. As a member of the FHLB of Pittsburgh, Centra Bank must maintain an investment in the capital stock of that FHLB in an amount equal to the greater of 1.0% of the aggregate outstanding principal amount of its respective residential mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 5% of its advances from the FHLB.

Capital Requirements

Federal Reserve Board.  The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance sheet items to broad risk categories. For further discussion regarding Centra Bank’s risk-based capital requirements, see Note 12 of the Notes to the Consolidated Financial Statements included in F-33 in this Prospectus.

West Virginia Division of Banking.  State banks, such as Centra Bank, are subject to similar capital requirements adopted by the West Virginia Division of Banking.

Limits on Dividends

Centra Financial’s ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends Centra Bank declares. However, the Federal Reserve Board expects Centra Financial to serve as a source of strength to Centra Bank. The Federal Reserve Board may require Centra Financial to retain capital for further investment in Centra Bank, rather than pay dividends to its shareholders. Centra Bank may not pay dividends to Centra Financial if, after paying those dividends, Centra Bank would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. Centra Bank must have the approval from the West Virginia Department of Banking if a dividend in any year would cause the total dividends for that year to exceed the sum of the current year’s net earnings as defined and the retained earnings for the preceding two years as defined, less required transfers to surplus. These provisions could limit Centra Financial’s ability to pay dividends on its outstanding common shares. As disclosed in Note 12 of the Notes to the Consolidated Financial Statements included in F-33 in this Prospectus. Centra Bank has $11.8 million available for dividends at January 1, 2007. At March 31, 2007, Centra Bank has $15.3 million available for dividends.

Federal and State Laws

Centra Bank is subject to regulatory oversight under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosure, equal credit opportunity, fair credit reporting, and community reinvestment. Failure to abide by federal laws and regulations governing community reinvestment could limit the ability of a bank to open a new branch or engage in a merger transaction. Community reinvestment regulations evaluate how well and to what extent a bank lends and invests in its designated service area, with particular emphasis on low-to-moderate income communities and borrowers in such areas.

Monetary Policy and Economic Conditions

The business of financial institutions is affected not only by general economic conditions, but also by the policies of various governmental regulatory agencies, including the Federal Reserve Board. The Federal Reserve Board regulates money and credit conditions and interest rates to influence general economic conditions primarily through open market operations in U.S. government securities, changes in the discount rate on bank borrowings, and changes in the reserve requirements against depository institutions’ deposits. These policies and regulations significantly affect the overall growth and distribution of loans, investments and deposits, and the interest rates charged on loans, as well as the interest rates paid on deposits and accounts.

The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to have significant effects in the future. In view of the changing conditions in the economy and the money markets, and the activities of monetary and fiscal authorities, Centra Financial cannot predict future changes in interest rates, credit availability, or deposit levels.

Effect of Environmental Regulation

Centra Bank’s primary exposure to environmental risk is through its lending activities. In cases when management believes environmental risk potentially exists, Centra Bank mitigates its environmental risk exposures by requiring environmental site assessments at the time of loan origination to confirm collateral quality as to commercial real estate parcels posing higher than normal potential for environmental impact, as determined by reference to present and past uses of the subject property and adjacent sites. Environmental assessments are typically required prior to any foreclosure activity involving nonresidential real estate collateral.

With regard to residential real estate lending, management reviews those loans with inherent environmental risk on an individual basis, and makes decisions based on the dollar amount of the loan and the materiality of the specific credit.

Centra Financial anticipates no material effect on anticipated capital expenditures, earnings, or competitive position as a result of compliance with federal, state, or local environmental protection laws or regulations.

Recently, Centra Financial formed a third second-tier holding company in connection with its recently completed acquisition of Smithfield State Bank of Smithfield, Pa., in Fayette County, Pennsylvania. The new company, Centra Financial Corporation-Uniontown, Inc. (“Centra-Uniontown”) is a West Virginia corporation qualified to do business in Pennsylvania. Centra Financial contributed some of the proceeds from a 2006 public offering of shares — approximately $1,264,000 — to capitalize Centra-Uniontown. Centra-Uniontown used these funds to purchase shares of Centra Bank at the price of $16.36 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The following discussion contains statements that refer to future expectations, contains projections of the results of operations or of financial condition, or states other information that is “forward-looking.” “Forward-looking” statements are easily identified by the use of words such as “could,” “anticipate,” “estimate,” “believe,” and similar words that refer to a future outlook. There is always a degree of uncertainty associated with “forward-looking” statements. Centra Financial’s management believes that the expectations reflected in such statements are based upon reasonable assumptions and on the facts and circumstances existing at the time of these disclosures. Actual results could differ significantly from those anticipated.

Many factors could cause Centra Financial’s actual results to differ materially from the results contemplated by the forward-looking statements. Some factors, which could negatively affect the results, include:

•	General economic conditions, either nationally or within Centra Financial’s markets, could be less favorable than expected;

•	Changes in market interest rates could affect interest margins and profitability;

•	Competitive pressures could be greater than anticipated;

•	Legal or accounting changes could affect Centra Financial’s results; and

•	Adverse changes could occur in the securities and investments markets.

In Management’s Discussion and Analysis, we review and explain the general financial condition and the results of operations for Centra Financial and its subsidiaries. We have designed this discussion to assist you in understanding the significant changes in the company’s financial condition and results of operations. We have used accounting principles generally accepted in the United States to prepare the accompanying consolidated financial statements.

Introduction

The following discussion and analysis of the Consolidated Financial Statements of Centra Financial is presented to provide insight into management’s assessment of the financial results and operations of Centra Financial. Centra Bank is the sole operating subsidiary of Centra Financial and all comments, unless otherwise noted, are related to the bank. You should read this discussion and analysis in conjunction with the audited Consolidated Financial Statements and footnotes, and the ratios and statistics contained elsewhere in this Registration Statement.

Application of Critical Accounting Policies

Centra Financial’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and follow general practices within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal forecasting techniques.

The most significant accounting policies followed by the Centra Financial are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in management’s discussion and analysis of operations, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified income recognition, the determination of the allowance for loan losses, investment securities and the provision for income taxes to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Income Recognition

Interest income on loans and investment securities is recognized by methods that result in level rates of return on principal amounts outstanding, including yield adjustments resulting from the amortization of loan costs and premiums on investment securities and accretion of loan fees and discounts on investment securities.

In the event management believes collection of all or a portion of contractual interest on a loan has become doubtful, which generally occurs after the loan is 90 days past due, Centra discontinues the accrual of interest. In addition, previously accrued interest deemed uncollectible that was recognized in income in the current year is reversed, while amounts recognized in income in the prior year are charged against the allowance for loan losses. Interest received on nonaccrual loans is included in income only if principal recovery is reasonably assured. A nonaccrual loan is restored to accrual status after appropriate review by lending and/or loan review personnel indicates the collectibility of the total contractual principal and interest is no longer considered doubtful.

Allowance for Loan Losses

In general, determining the amount of the allowance for loan losses requires significant judgment and the use of estimates by management. Centra maintains an allowance for loan losses to absorb probable losses based on a quarterly analysis of the loan portfolio and estimation of the losses that have been incurred within the loan portfolio. This formal analysis determines an appropriate level and allocation of the allowance for loan losses among loan types and resulting provision for loan losses by considering factors affecting losses, including specific losses, levels and trends in impaired and nonperforming loans, historical loan loss experience, current national and local economic conditions, volume, growth and composition of the portfolio, regulatory guidance, and other relevant factors. Management continually monitors the loan portfolio through its Loan Review Department to evaluate the adequacy of the allowance. The provision could increase or decrease each quarter based upon the results of management’s formal analysis.

The amount of the allowance for loan losses for the various loan types represents management’s estimate of expected losses from existing loans based upon specific allocations for individual lending relationships and historical loss experience for each category of homogeneous loans. The allowance for loan losses related to impaired loans is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation requires management to make estimates of the amounts and timing of future cash flows on impaired loans, which consists primarily of nonaccrual and restructured loans. While allocations are made to specific loans and pools of loans, the allowance is available for all loan losses.

Individual loan reviews are based upon specific quantitative and qualitative criteria, including the size of the loan, the loan cash flow characteristics, loan quality ratings, value of collateral, repayment ability of borrowers, and historical experience factors. The historical experience factors utilized for individual loan reviews are based upon past loss experience, known trends in losses and delinquencies, the growth of loans in particular markets and industries, and known changes in economic conditions in particular lending markets. Allowances for homogeneous loans (such as residential mortgage loans, personal loans, etc.) are evaluated based upon historical loss experience, trends in losses and delinquencies, growth of loans in particular markets, and known changes in economic conditions in each lending market.

There can be no assurance the allowance for loan losses will be adequate to cover all losses, but management believes the allowance for loan losses of $10.3 million and $10.7 million at December 31, 2006 and March 31, 2007, respectively, is adequate to provide for probable losses from existing loans based on information currently available. While management uses available information to provide for loan losses, the ultimate collectibility of a substantial portion of the loan portfolio, and the need for future additions to the allowance, will be based on changes in economic conditions and other relevant factors. As such, adverse changes in economic activity could reduce cash flows for both commercial and individual borrowers, which would likely cause Centra to experience increases in problem assets, delinquencies, and losses on loans.

Investment Securities

Investment securities represent the second largest component of Centra’s assets, accounting for 13% and 14% of total assets at March 31, 2007 and December 31, 2006, respectively. Presently, Centra classifies its entire investment portfolio as available-for-sale and records changes in the estimated fair value of the portfolio in stockholders’ equity as a component of comprehensive income. As a result, both the investment and equity sections of Centra’s balance sheet are more sensitive to changes in the overall market value of the investment portfolio, due to changes in market interest rates, investor confidence, and other factors affecting market values, than if the investment portfolio was classified as held-to-maturity.

While temporary changes in the market value of available-for-sale securities are not recognized in earnings, a decline in fair value below amortized cost deemed to be “other-than-temporary” results in an adjustment to the cost basis of the investment, with a corresponding loss charged against earnings. Management systematically evaluates Centra’s investment securities on a quarterly basis to identify potential other-than-temporary losses. This analysis requires management to consider various factors that can involve judgment and estimation, including duration and magnitude of the decline in value, the financial condition of the issuer, and Centra’s ability and intent to continue holding the investment for a period of time sufficient to allow for any anticipated recovery in market value.

At March 31, 2007, there were no investment securities identified by management to be other-than-temporarily impaired. If investments decline in fair value due to adverse changes in the financial markets, additional charges to income could occur in future periods.

Income Taxes

Income taxes are provided based on the liability method of accounting. The calculation of tax liabilities is complex and requires the use of estimates and judgment since it involves the application of complex tax laws that are subject to different interpretations by Centra and the various tax authorities. These interpretations are subject to challenge by the tax authorities upon audit or to reinterpretation based on management’s ongoing assessment of facts and evolving case law.

From time-to-time and in the ordinary course of business, Centra is involved in inquiries and reviews by tax authorities that normally require management to provide supplemental information to support certain tax positions taken by Centra in its tax returns. Management believes that it has taken appropriate positions on its tax returns, although the ultimate outcome of any tax review cannot be predicted with certainty. To the extent management determines additional taxes may be due, Centra recognizes liabilities for such tax exposures when losses associated with the claims are judged to be probable and the loss can be reasonably estimated. On a quarterly basis, management assesses Centra’s tax exposures based on the most recent information available and adjusts the related liability as deemed prudent and necessary. No assurance can be given that the final outcome of these matters will not be different than what is reflected in the current and historical financial statements

Goodwill and Other Intangible Assets

Centra experienced growth in 2006 partly due to the Smithfield acquisition accounted for under the purchase method of accounting. Under the purchase method, Centra is required to allocate the cost of an acquired company to the assets acquired, including identified intangible assets, and liabilities assumed based on their estimated fair values at the date of acquisition.

The determination of fair value and subsequent allocation of the cost of an acquired company generally involves management making estimates based on other third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. In addition, the valuation and amortization of intangible assets representing the present value of future net income to be earned from customers (commonly referred to as “customer relationship intangibles” or “core deposit intangibles”) requires significant judgment and the use of estimates by management. While management feels the assumptions and variables used to value the recent acquisition were reasonable, the use of different, but still reasonable, assumptions could produce materially different results.

Customer relationship intangibles are required to be amortized over their estimated useful lives. The method of amortization should reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Since Centra’s acquired customer relationships are subject to routine customer attrition, the relationships are more likely to produce greater benefits in the near-term than in the long-term, which typically supports the use of an accelerated method of amortization for the related intangible assets. Management is required to evaluate the useful life of customer relationship intangibles to determine if events or circumstances warrant a change in the estimated life. Should management determine in future periods the estimated life of any intangible asset is shorter than originally estimated, Centra would adjust the amortization of that asset, which could increase future amortization expense.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. Goodwill recorded by Centra in connection with its acquisitions relates to the inherent value in the businesses acquired and this value is dependent upon Centra’s ability to provide quality, cost effective services in a competitive market place. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods.

Centra has reviewed its recorded goodwill and concluded that no indicators of impairment existed as of March 31, 2007. However, future events could cause management to conclude that impairment indicators exist and re-evaluate goodwill. If such re-evaluation indicated impairment, Centra would recognize the loss, if any. Any resulting impairment loss could have a material, adverse impact on Centra’s financial condition and results of operations.

Recent Accounting Pronouncements and Developments

Note 1 to the consolidated financial statements discusses new accounting policies adopted by Centra during 2006 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. The adoption of such accounting policies did not materially affect Centra’s financial condition, results of operations, or liquidity.

Three Months Ended March 31, 2007, and March 31, 2006

The following data should be read in conjunction with the unaudited consolidated financial statements and the management’s discussion and analysis that follows.

At March 31, 2007 and 2006 or for the three months ended March 31, 2007 and 2006:

	Three Months Ended March 31
	2007	2006

Net income to:
Average assets	.61%	.67%
Average stockholders’ equity	9.70	10.94
Net interest margin	3.91	4.02
Average stockholders’ equity to average assets	6.30	6.11
Total loans to total deposits (end of period)	89.06	97.93
Allowance for loan losses to total loans (end of period)	1.46	1.47
Efficiency ratio	67.95	67.73
Capital ratios:
Tier 1 capital ratio	8.56	8.58
Risk-based capital ratio	9.91	10.04
Leverage ratio	6.17	6.82
Cash dividends as a percentage of net income	N/A	N/A
Per share data:
Book value per share (end of period)	$13.87	$12.32
Market value per share (end of period)*	16.36	13.43
Basic earnings per share	.33	.30
Diluted earnings per share	.31	.28

*	Market value per share is based on Centra’s knowledge of certain arms-length transactions in the stock as Centra’s common stock is not traded on any market. There may be other transactions involving either higher or lower prices of which Centra is unaware.

Results of Operations

Overview of the Statement of Income

For the quarter ended March 31, 2007, Centra earned $1,383,000 compared to $932,000 in the first quarter of 2006. These earnings equated to a return on average assets of .61% and .67% respectively and a return on average equity of 9.70% and 10.94% respectively. This overall increase in net income is due to growth resulting from the Smithfield acquisition along with core growth in the markets.

Interest Income and Expense

Net interest income is the amount by which interest income on earning assets exceeds interest expense on interest-bearing liabilities. Interest-earning assets include loans and investment securities while interest-bearing liabilities include interest-bearing deposits and short and long-term borrowed funds. Net interest income is the primary source of revenue for the bank. Net interest income is impacted by changes in market interest rates, as well as changes in the mix and volume of interest-earning assets and interest-bearing liabilities.

Net interest income increased to $8.2 million in the first quarter of 2007 from $5.3 million in the first quarter of 2006. This increase was primarily due to growth in interest earning assets despite an eleven basis point decline in net interest margin from the first quarter of 2006 to the same period in 2007.

Centra’s interest-earning assets and liabilities increased significantly during the first quarter of 2007 compared to 2006. The most significant areas of change were net loans, which increased to an average balance of $705.1 million for the quarter ended March 31, 2007 from $473.5 million for the quarter ended March 31, 2006 and interest-bearing liabilities which grew to an average of $745.9 million from $459.2 for the respective periods. These trends reflect both the continued growth of Centra and the result of the Smithfield acquisition.

Net interest margin is calculated by dividing net interest income by average interest-earning assets. This ratio serves as a performance measurement of the net interest revenue stream generated by the bank’s balance sheet. The net interest margin for the quarter ended March 31, 2007 and 2006 was 3.91% and 4.02% respectively. Centra has experienced a decline in the margin similar to other financial institutions while operating in a challenging interest rate environment. While the yield on interest earning assets has increased 45 basis points from 7.09% for the quarter ended March 31, 2006 to 7.54% for the quarter ended March 31, 2007, the yield on interest bearing liabilities has increased 58 basis points from 3.57% to 4.15% during the same period.

Management continuously monitors the effects of net interest margin on the performance of the bank. Growth and mix of the balance sheet will continue to impact net interest margin in future periods. As competition for deposits continues, management anticipates that future deposits will be at a higher cost of funds thereby exerting continued pressure on the net interest margin.

Average Balances and Interest Rates

	Three Months Ended				Three Months Ended
	March 31, 2007				March 31, 2006
		Interest			Interest
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Cost	Balance	Expense	Cost
	(Dollars in thousands)
	(Unaudited)

ASSETS
Interest-bearing deposits in banks	$1,232	43	14.16%	$1,780	$33	7.49%
Federal funds sold	32,335	439	5.50	6,314	69	4.45
Loans held for sale	1,541	25	6.65	1,977	27	5.56
Investments:
Taxable	108,553	1,421	5.31	48,745	552	4.53
Tax exempt	5,039	80	6.43	1,099	17	6.16
Loans:
Commercial	466,259	9,446	8.22	317,182	5,875	7.51
Tax exempt	4,312	97	9.17	2,307	43	7.66
Consumer	71,738	1,347	7.62	45,284	833	7.46
Real estate	173,258	2,979	6.97	115,874	1,871	6.46
Allowance for loan losses	(10,448)	—	—	(7,138)	—	—

Net loans	705,119	13,869	7.98	473,509	8,622	7.38

Total earning assets	853,819	15,877	7.54	533,424	9,320	7.09
Cash and due from banks	17,402			11,683
Other assets	46,236			19,968

Total assets	$917,457			$565,075

LIABILITIES
Deposits:
Non-interest
bearing demand	$105,566	$—		$67,223	$—
NOW	99,166	1,074	4.39	66,664	519	3.16
Money market checking	105,615	826	3.17	64,583	384	2.41
Savings	36,469	112	1.24	16,332	37	0.92
IRAs	38,313	421	4.46	16,029	159	4.03
CDs	428,047	4,629	4.39	266,364	2,573	3.92
Short-term borrowings	18,298	210	4.65	19,186	187	3.96
Long-term borrowings	20,000	367	7.44	10,000	177	7.16

Total interest-bearing liabilities	745,908	7,639	4.15	459,158	4,036	3.57

Other liabilities	8,140			4,155

Total liabilities	859,614			530,536
Stockholders’ equity
Common stock	4,199			2,817
Paid-in capital	48,361			25,016
Accumulated earnings	4,956			6,744
Unrealized gains (losses)	327			(38)

Total stockholders’ equity	57,843			34,539

Total liabilities and stockholders’ equity	$917,457			$565,075

Net interest spread			3.39			3.52
Impact of non-interest bearing funds on margin			.52			.50

Net interest income-margin		$8,238	3.91%		$5,284	4.02%

Allowance and Provision for Credit Losses

Centra’s credit quality continues to be sound. Centra maintains an allowance for loan losses and an allowance for lending-related commitments. The allowance for credit losses was $10,680,000, $10,336,000 and $7,256,000 as of March 31, 2007, December 31, 2006, and March 31, 2006, respectively. The increase in the allowance for loan losses at March 31, 2007 compared to March 31, 2006 was due to a continued increase in the loan portfolio and the Smithfield acquisition. The provision for credit losses for the quarters ended March 31, 2007 and 2006 was $500,000 and $469,000, respectively.

Management records the provision for credit losses as a result of its analysis of the adequacy of the allowance for loan losses and the overall management of inherent credit risk.

Management continually monitors the loan portfolio through its regional committees and the Senior Loan Committee to determine the adequacy of the allowance for loan losses. This formal analysis determines the appropriate level of the allowance for loan losses and allocation of the allowance among loan types and specific credits. The portion of the allowance allocated among the various loan types represents management’s estimate of probable losses based upon historical loss factors. In addition, Centra considers factors such as changes in lending policies, changes in the trend and volume of past due and adversely classified or graded loans, changes in local and national economic conditions, and effects of changes in loan concentrations. Specific loss estimates are derived for individual credits, where applicable, and are based upon specific qualitative criteria, including the size of the loan and loan grades below a predetermined level. Specific loss estimates are derived for individual credits, where applicable, and are based upon specific qualitative criteria, including the size of the loan and loan grades below a predetermined level.

The allowance for loan losses represents an estimation of probable credit losses inherent in the loan portfolio. Activity in the allowance for loan losses follows:

	Three Months Ended
	March 31
	2007	2006
	(Dollars in thousands)

Allowance for loan losses
Balance, beginning of period	$10,336	$6,907
Loan charge-offs	(63)	(1)
Loan recoveries	61	5

Net charge-offs (recoveries)	2	(4)
Loan loss provision	346	345

Balance, end of period	$10,680	$7,256

Total non-performing assets and accruing loans past due 90 days are summarized as follows:

	March 31
	2007	2006
	Dollars in thousands

Non-accrual loans:
Commercial	$1,142	—
Real Estate	295	—
Consumer	201	214

Total non-accrual loans	1,638	214
Renegotiated loans	—	—

Total non-performing loans	1,638	214
Other real estate, net	10	205

Total non-performing assets	$1,648	$419

Accruing loans past due 30 days or more	$2,239	$202
Non-performing loans as a% of total loans	.22%	.04%
Allowance for loan losses as a% of non-performing loans	652%	1,761%
Allowance for credit losses as a% of total loans	1.46%	1.47%

Centra maintains a Reserve for Credit Losses related to unused off balance sheet commitments. This is classified within the other liabilities portion of the balance sheet. Activity in this reserve account is as follows:

	March 31
	2007	2006
	(Dollars in thousands)

Balance, beginning of period	$1,167	$670
Provision	154	124

Balance, end of period	$1,321	$794

Non-Interest Income

Fees related to real estate loans sold in the secondary market, service charges on deposit accounts, and electronic banking revenue generate the core of the bank’s non-interest income. Non-interest income totaled $1,119,000 in the first quarter of 2007 compared to $764,000 in the first quarter of 2006. The overall increase in non-interest income is predominantly due to an increase in service charges on deposit accounts and an increase in other service charges. Service charges on deposit accounts and other service charges and fees have increased due to the aforementioned growth in deposit accounts due to the Smithfield acquisition.

Service charges on deposit accounts increased to $368,000 in the first quarter of 2007 from $229,000 in the first quarter of 2006. This growth resulted from the corresponding increase in deposit accounts which increased 63% from March 31, 2006 to March 31, 2007. Similarly, other service charges and fees increased to $409,000 in the first quarter of 2007 from $246,000 in the first quarter of 2006. This increase resulted from the overall growth of accounts in the aforementioned deposit and loan portfolios of the bank and the loan fees related to that growth.

Centra originates long-term, fixed-rate or adjustable mortgage loans and sells them in the secondary market, servicing released. Centra’s mortgage banking income includes the recognition of fees received from the borrower and the investor upon the sale of the loan. Centra recognized $181,000 from such fees in the first quarter of 2007 compared to $163,000 in the first quarter of 2006. This increase resulted from an increased level of mortgages being sold on the secondary market when compared to the comparable volumes in 2006.

Non-Interest Expense

For the first quarter of 2007, non-interest expense totaled $6,513,000 compared to $4,082,000 in the first quarter of 2006. Centra’s efficiency ratio was 67.95% for the first quarter of 2007 compared to 67.73% for the first quarter of 2006. This ratio measures the efficiency of non-interest expenses incurred in relationship to net interest income plus non-interest income. Centra’s 2007 efficiency ratio has remained consistent to the prior period despite significant growth in net interest income and non-interest income due to similar increases in non-interest expenses. Management continues to monitor non-interest expenses along with balancing increased spending on support functions with the growth of the organization.

Salaries and benefits totaled $3,179,000 for the quarter ended March 31, 2007 compared to $2,082,000 for the quarter ended March 31, 2006. Salaries and benefits expense for the respective periods reflects an increase due to the Smithfield acquisition along with Centra’s continued commitment to provide high quality customer service. Centra had 239 full-time equivalent personnel as of March 31, 2007 compared to 168 full-time equivalent personnel as of March 31, 2006. This increase is largely due to the Smithfield acquisition, the addition of customer support and operations personnel to support the growth of the bank and the addition of staff necessary in Hagerstown. Salaries and benefits have increased 24% as compared to the quarter ended December 31, 2006 due largely to Centra’s expansion efforts in the Hagerstown region and the annual merit increases of other qualified staff. Management will continue to strive to find new ways of increasing efficiencies and leveraging its resources, while effectively optimizing customer service.

For the quarters ended March 31, 2007 and 2006, occupancy expense totaled $455,000 and $387,000, respectively. Included in net occupancy expense for the respective quarters is depreciation of leasehold improvements and premises totaling $74,000 and $73,000, respectively, while lease expense totaled $200,000 and $227,000.

Equipment expense totaled $418,000 in the first quarter of 2007 compared to $343,000 for the first quarter of 2006. Included in equipment expense is depreciation of furniture, fixtures and equipment of $258,000 for the quarter ended March 31, 2007 and $236,000 for the quarter ended March 31, 2006. Equipment depreciation expense reflects Centra’s commitment to technology and the addition of equipment related to the Westover banking office and the expansion of Centra’s customer support personnel.

Advertising costs totaled $529,000 in the first quarter of 2007 compared to $211,000 in the first quarter of 2006. Total advertising expenses reflect the increased marketing of the bank’s products and image in 2007 due to intense competition for deposits and initial marketing efforts in the Uniontown and Hagerstown markets. The bank has marketed more intensely in 2007 in an attempt to generate deposits to support loan demand. The bank believes this marketing approach resulted in market awareness of the Centra name and customer service philosophy and has contributed favorably to the growth of the bank.

Professional fees totaled $108,000 in the first quarter of 2007 compared to $75,000 in the first quarter of 2006. This increase reflects the furthering complexity of Centra’s operations as it continues to expand into new markets.

Data processing costs totaled $427,000 in the first quarter of 2007 compared to $249,000 in the first quarter of 2006. Data processing costs have increased in correlation to the number of deposit and loan accounts of the bank driven by the Smithfield acquisition and core growth.

Other outside services totaled $235,000 in the first quarter of 2007 compared to $110,000 in the first quarter of 2006. This increase is due to the increasing complexity of operating the bank and the utilization of consultants to assist in various banking projects.

Other operating expense totaled $1,162,000 in the first quarter of 2007 compared to $625,000 in the first quarter of 2006. The primary components of growth in this area are $185,000 of amortization of the core deposit intangible recognized in connection with the Smithfield acquisition, an increase of $97,000 in stationery and supplies also related to the Smithfield acquisition, along with increases in courier costs, taxes not based on income, outside services, and travel and entertainment costs associated with the expansion and operation of various banking offices.

Income Tax Expense

The effective tax rate for the first quarter of 2007 and 2006 was 39.4% and 36.9%, respectively.

Centra Financial incurred income tax expense of $898,000 in the first quarter of 2007 compared to $544,000 for the first quarter of 2006. Centra Financial’s income tax expense has increased over prior year due to an increase in net income before tax along with an increase in the effective tax rate.

Return on Average Assets and Average Equity

Returns on average assets (ROA) and average equity (ROE) were .61% and 9.70% for the first quarter of 2007 compared to .67% and 10.94% for the first quarter of 2006. It is anticipated that these performance indicators will be slightly depressed compared to prior periods as Centra invests in new markets, such as Hagerstown, Maryland, along with additional operational improvement measures.

The bank is considered adequately capitalized under regulatory and industry standards of risk-based capital.

Financial Condition

Overview of the Statement of Condition

Total assets at March 31, 2007 were $926.2 million or an increase of $12.3 million since December 31, 2006. This is attributable to the bank’s continued expansion within the communities it serves and its continued emphasis on offering competitive products to its customers combined with quality customer service. Asset growth has occurred primarily due to increases in loans and was funded by increases in nearly all categories of deposits. The bank utilizes investment securities and federal funds sold to invest funds pending anticipated loan demand.

Deposits totaled $822.4 million at March 31, 2007 or an increase of $18.2 million since December 31, 2006. Short-term borrowings totaled $16.9 million at March 31, 2007 and have decreased $8.5 million since December 31, 2006.

Stockholders’ equity has increased approximately $1.6 million from December 31, 2006 due primarily to Centra Financial’s net income.

Cash and Cash Equivalents

Cash and cash equivalents totaled $37.5 million as of March 31, 2007 compared to $59.5 million as of March 31, 2006, or a decrease of $22 million.

Total cash and cash equivalents fluctuate on a daily basis due to transactions in process and other liquidity and performance demands. Management believes the liquidity needs of Centra are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and non-traditional funding sources, and the portions of the investment and loan portfolios that mature within one year. These sources of funds should enable Centra to meet cash obligations as they come due.

Investment Securities

Investment securities totaled $116.8 million as of March 31, 2007 and $125.1 million as of December 31, 2006. Government sponsored agency securities comprise the majority of the portfolio. This is a decrease of $8.3 million from year-end and reflects Centra utilizing proceeds from maturing investments to support loan growth and demand.

All of the bank’s investment securities are classified as available-for-sale. Management believes the available-for-sale classification provides flexibility for the bank in terms of growing the bank as well as interest rate risk management. At March 31, 2007, the amortized cost of the bank’s investment securities totaled $116.1 million, resulting in unrealized appreciation in the investment portfolio of $697,000 and a corresponding increase in the bank’s equity of $419,000, net of deferred income taxes.

Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through Asset/Liability Committee meetings. The group also monitors net interest income, sets pricing guidelines, and manages interest rate risk for the bank. Through active balance sheet management and analysis of the investment securities portfolio, the bank maintains sufficient liquidity to satisfy depositor requirements and the various credit needs of its customers. Management believes the risk characteristics inherent in the investment portfolio are acceptable based on these parameters.

Loans

The bank’s lending is primarily focused in the north central and eastern panhandle regions of West Virginia, Southwestern Pennsylvania and Hagerstown, Maryland. Areas of focus consist primarily of commercial lending, retail lending, which includes single-family residential mortgages, and consumer lending.

The following table details total loans outstanding as of:

	March 31	December 31
	2007	2006
	(Dollars in thousands)

Commercial	$110,710	$98,878
Real estate, commercial	375,633	350,007
Real estate, mortgage	173,365	179,248
Consumer	72,719	65,387

Total loans	$732,427	$693,520

Commercial real estate loans constitute the largest component of the lending portfolio. This is the result of a concerted effort to attract quality commercial loans while maintaining appropriate underwriting standards. Management expects commercial loan demand to continue to be strong during the remainder of 2007.

Loan Concentration

With the significant commercial loan balances, the bank has concentrations of its loan portfolio in the building, developing, and general contracting industry, coal mining, clothing retail, leasing of real estate, and the hotel/motel areas. These concentrations, while within the same industry segment, are not concentrated with a single borrower or market. This dissemination of borrowers somewhat mitigates the concentrations previously noted. Management continually monitors these concentrations.

Funding Sources

Centra Financial considers a number of alternatives, including but not limited to deposits, brokered deposits, short-term borrowings, and long-term borrowings when evaluating funding sources. Traditional deposits continue to be the most significant source of funds for the bank, reaching $822 million at March 31, 2007.

Non-interest bearing deposits remain a core funding source for Centra. At March 31, 2007, non-interest bearing deposits totaled $106 million compared to $98 million at December 31, 2006. Management intends to continue to focus on maintaining its base of low-cost funding sources, through product offerings that benefit customers who increase their relationship with Centra by using multiple products and services.

Interest-bearing deposits totaled $716.6 million at March 31, 2007 compared to $705.9 million at December 31, 2006. Average interest-bearing liabilities totaled $745.9 million during the first quarter of 2007 compared to $459.2 million for the first quarter of 2006. Average non-interest bearing demand deposits totaled $105.6 million for the first quarter of 2007 compared to $67.2 million for the first quarter of 2006. Management will continue to emphasize deposit gathering in 2007 by offering outstanding customer service and competitively priced products. Management will also concentrate on balancing deposit growth with adequate net interest margin to meet Centra’s strategic profitability goals.

Along with traditional deposits, Centra has access to both short-term and long-term borrowings to fund its operations and investments. Centra’s short-term borrowings consist of corporate deposits held in overnight repurchase agreements. At March 31, 2007, short-term borrowings totaled $16.9 million compared to $25.4 million at December 31, 2006.

Centra Financial formed two statutory business trusts for the purpose of issuing trust preferred capital securities with the proceeds invested in junior subordinated debt securities of Centra. In June 2006 and December 2004, Centra Financial completed the private placement of $10,000,000 Floating Rate, Trust Preferred Securities through its Centra Financial Statutory Trust II and Centra Financial Statutory Trust I subsidiaries. The 2006 and 2004 securities are at an interest cost of 1.65% and 2.29%, respectively, over the three-month LIBOR rate, reset quarterly. Interest payments are due quarterly.

Capital/Stockholders’ Equity

At March 31, 2007, accumulated other comprehensive income totaled $419,000 compared to an accumulated other comprehensive gain of $410,000 at December 31, 2006. Because all the investment securities in Centra’s portfolio are classified as available-for-sale, both the investment and equity sections of Centra’s balance sheet are more sensitive to the changing market values of investments.

The primary source of funds for dividends to be paid by Centra Financial Holdings, Inc. is dividends received from its subsidiary bank, Centra Bank. Dividends paid by the subsidiary bank are subject to restrictions by banking regulations. The most restrictive provision requires regulatory approval if dividends declared in any year exceed that year’s retained net profits, as defined, plus the retained net profits, as defined, of the two preceding years. At March 31, 2007, Centra Bank has $15.3 million available for dividends.

Centra has also complied with the standards of capital adequacy mandated by the banking industry. Bank regulators have established “risk-based” capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets banks hold in their portfolios. A weight category of 0% (lowest risk assets), 20%, 50%, or 100% (highest risk assets) is assigned to each asset on the balance sheet. Detailed information concerning Centra’s risk-based capital ratios can be found in Note 12 of the Notes to the Consolidated Financial Statements of Centra’s 2006 Form 10-K. At March 31, 2007 Centra Financial and its banking subsidiary’s risk-based capital ratios exceeded the minimum standards for an adequately capitalized financial institution. This is due in part to the inclusion of the $10 million trust preferred offering qualifying as Tier 1 capital for regulatory purposes.

Centra Financial and its banking subsidiary are subject to various regulatory capital requirements administered by the federal banking agencies. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, Centra must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Centra Financial and its banking subsidiary’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Commitments

In the normal course of business, Centra is party to financial instruments with off-balance sheet risk necessary to meet the financing needs of customers and to manage its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of these instruments express the extent of involvement Centra has in these financial instruments.

Loan commitments are made to accommodate the financial needs of Centra’s customers. Standby letters of credit commit Centra to make payments on behalf of customers when certain specified future events occur. Centra had standby letters of credit of $25.7 million and $27.6 million at March 31, 2007 and December 31, 2006, respectively. Centra’s exposure to credit loss in the event of nonperformance by the counter-party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. Centra uses the same underwriting standards in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. The total amount of loan commitments outstanding at March 31, 2007 and December 31, 2006 was $155.6 million and $119.4 million, respectively. At March 31, 2007 and December 31, 2006, Centra has recorded $1,321,000 and $1,167,000, respectively, as a reserves against potential losses related to these commitments and has classified that reserve in other liabilities in the financial statements.

Centra originates long-term, fixed rate or adjustable mortgage loans and sells them on the secondary market, servicing released. At March 31, 2007 and March 31, 2006, Centra had $3.4 million, of commitments to borrowers to originate loans to be sold on the secondary market. The fair value of the derivatives related to these commitments is not material to the financial statements.

Market Risk Management

The most significant market risk resulting from Centra Bank’s normal course of business, extending loans and accepting deposits, is interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes that can impact both the earnings stream as well as market values of financial assets and liabilities. Centra’s management has charged the Asset/Liability Committee (ALCO) with the overall management of Centra and its subsidiary bank’s balance sheet related to the management of interest rate risk. The ALCO strives to keep Centra Bank focused on the future, anticipating and exploring alternatives, rather than simply reacting to change after the fact.

To this end, the ALCO has established an interest risk management policy that sets the minimum requirements and guidelines for monitoring and controlling the level and amount of interest rate risk. The objective of the interest rate risk policy is to encourage management to adhere to sound fundamentals of banking while allowing sufficient flexibility to exercise the creativity and innovations necessary to meet the challenges of changing markets. The ultimate goal of these policies is to optimize net interest income within the constraints of prudent capital adequacy, liquidity, and safety.

The ALCO relies on different methods of assessing interest rate risk including simulating net interest income, monitoring the sensitivity of the net present market value of equity or economic value of equity, and monitoring the difference or gap between maturing or rate-sensitive assets and liabilities over various time periods. The ALCO places emphasis on simulation modeling as the most beneficial measurement of interest rate risk due to its dynamic measure. By employing a simulation process that measures the impact of potential changes in interest rates and balance sheet structures and by establishing limits on changes in net income and net market value, the ALCO is better able to evaluate the possible risks associated with alternative strategies.

The simulation process starts with a base case simulation that represents projections of current balance sheet growth trends. Base case simulation results are prepared under a flat interest rate forecast and at least two alternative interest rate forecasts, one rising and one declining, assuming parallel yield curve shifts. Comparisons showing the earnings variance from the flat rate forecast illustrate the risks associated with the current balance sheet strategy. When necessary, additional balance sheet strategies are developed and simulations prepared. These additional simulations are run with the same interest rate forecasts used with the base case simulation and/or using non-parallel yield curve shifts. The additional strategies are used to measure yield curve risk, prepayment risk, basis risk, and index lag risk inherent in the balance sheet. Comparisons showing the earnings and equity value variance from the base case provide the ALCO with information concerning the risks associated with implementing the alternative strategies. The results from model simulations are reviewed for indications of whether current interest rate risk strategies are accomplishing their goal and, if not, suggest alternative strategies that could. The policy calls for periodic review by the ALCO of assumptions used in the modeling.

ALCO believes that it is beneficial to monitor interest rate risk for both the short and long-term. Therefore, to effectively evaluate results from model simulations, limits on changes in net interest income and the value of the balance sheet will be established. ALCO has determined that the earnings at risk of the bank shall not change more than 7.5% from base case for each 1% shift in interest rates. Centra is in compliance with this policy as of March 31, 2007 in all rate change scenarios.

The following table is provided to show the earnings at risk and value at risk positions of Centra as of March 31, 2007.

	Estimated Increase
	(Decrease) in Net
Immediate Interest Rate Change (in Basis Points)	Interest Income
	(Dollars in thousands)

300	$(500)	(1.53)%
200	(320)	(0.98)
100	(147)	(0.45)
(100)	95	0.29

Effects of Inflation on Financial Statements

Substantially all of the bank’s assets relate to banking and are monetary in nature. Therefore they are not impacted by inflation to the same degree as companies in capital-intensive industries in a replacement cost environment. During a period of rising prices, a net monetary asset position results in loss in purchasing power and conversely a net monetary liability position results in an increase in purchasing power. In the banking industry, typically monetary assets exceed monetary liabilities. Therefore as prices have recently increased, financial institutions experienced a decline in the purchasing power of their net assets.

Future Outlook

The bank’s results of operations in the first quarter of 2007 represents a continuation of the expansion phase of a typical de novo banking institution. The continued emphasis in future periods will be to attract depositors and deploy those funds in the lending function within our operating markets. The critical challenge for the bank in the future will be the emphasis on customer service with the highest quality products and technology.

Future plans for the bank involve focusing on operational efficiencies, making investments to support future growth, and expanding the de novo operations in the Hagerstown, Maryland area. In addition to leveraging new developments in technology, the bank is committed to providing individual and personal banking services. As part of our commitment, the Westover office and drive-in facility opened in March 2007. Centra is expanding into in the Hagerstown area and will open its first full service facility during the second quarter. These locations complement our delivery systems and enable the bank to service a broader customer base.

To support the future growth of the organization, Centra will relocate its item processing unit, deposit and loan support operations, centralized mortgage processing, information technology resources and selected other administrative functions to an 18,000 square foot facility located in Morgantown, WV. This facility will provide Centra with a state of the art center supporting the entire organization. In connection with this move, Centra will incur additional lease expense and certain capital expenditures which would otherwise not be incurred through the normal course of business.

Years Ended December 31, 2006, and December 31, 2005

Summary Financial Results

Centra began operations on February 14, 2000, with a mission to provide community banking to the Morgantown area. During August 25, 2006, Centra completed the acquisition of Smithfield State Bank of Smithfield, Pennsylvania (“Smithfield”), a state-chartered bank operating four retail branch offices in Fayette County, Pennsylvania, which significantly impacted Centra’s overall performance. The total cost of the acquisition was $28.5 million and was financed by the proceeds of an $18 million public stock offering and the issuance of $10 million of trust preferred securities. At the date of acquisition, Smithfield had $247 million and $213 million of total assets and total deposits respectively.

The results of Centra’s operations for 2006 includes the full results of Smithfield subsequent to the date of acquisition as well as Centra’s proportional share of Smithfield’s operating results for the period of time prior to the consummation date when Centra owned more then fifty percent of Smithfield’s outstanding stock prior to Centra completing its acquisition on August 25, 2006. Centra had entered into stock purchase agreements to acquire shares of Smithfield’s common stock from various individual shareholders beginning in April 2006. Therefore, Centra initially accounted for its investment in Smithfield under the equity method of accounting and then consolidated Smithfield once its ownership exceeded fifty percent.

Centra earned $4,832,000 in 2006 compared to $3,987,000 in 2005. The earnings equated to a 2006 return on average assets of .66% and a return on average equity of 9.92%, compared to prior year results of .80% and 12.50%, respectively. Basic earnings per share was $1.33 in 2006 compared to $1.29 in 2005. Diluted earnings per share was $1.22 in 2006 compared to $1.20 in 2005.

While operating in a challenging interest rate environment, the bank achieved a 7.27% yield on earning assets in 2006 compared to 6.33% in 2005. Despite extensive competition, total loans increased to $693.5 million at December 31, 2006, from $463.5 million at December 31, 2005.

Deposits increased to $804.2 million at December 31, 2006, from $484.5 million at December 31, 2005, due to the Smithfield acquisition and continued growth in both the Morgantown and Martinsburg markets. Centra offers an uncomplicated product design accompanied by a simple fee structure that attracted customers at a steady rate during the year. The overall cost of funds for the bank was 3.85% in 2006 compared to 2.82% in 2005. This cost of funds, combined with the earning asset yield, resulted in a net interest margin of 3.95% in 2006 compared to 3.92% in 2005.

The bank maintained a high-quality, short-term investment portfolio during 2006 to provide liquidity in the balance sheet, to fund loan growth, and to pledge against customer’s accounts. U.S. government and agency securities comprised the majority of the bank’s investment portfolio at December 31, 2006 and 2005.

Interest Income and Expense

Net interest income is the amount by which interest income on earning assets exceeds interest expense incurred on interest-bearing liabilities. Interest-earning assets include loans and investment securities. Interest-bearing liabilities include interest-bearing deposits, borrowed funds such as sweep accounts, and term repurchase agreements. Net interest income remains the primary source of revenue for Centra. Net interest income is also impacted by changes in market interest rates, as well as the mix of interest-earning assets and interest-bearing liabilities. Net interest income is also impacted favorably by increases in non-interest-bearing demand deposits and equity.

Net interest margin is calculated by dividing net interest income by average interest-earning assets and serves as a measurement of the net revenue stream generated by Centra’s balance sheet. As noted above, the net interest margin was 3.95% in 2006 compared to 3.92% in 2005. The net interest margin continues to face considerable pressure due to competitive pricing of loans and deposits in Centra’s markets. Management’s estimate of the impact of future changes in market interest rates is shown in the section captioned “Interest Rate Risk.”

Management continues to analyze methods to deploy Centra’s assets into an earning asset mix which will result in a stronger net interest margin. Core loan growth continues to be strong and management anticipates that loan activity will remain strong in the near term future.

During 2006, net interest income increased by $9.0 million or 49.2% to $27.2 million in 2006 from $18.2 million in 2005. This increase is partly due to the Smithfield acquisition and growth in core average earning assets. Average total loans grew to $576.5 million in 2006 from $432.9 million in 2005. Primarily as a result of this growth, total interest income increased by $20.7 million, or 70.0%, to $50.2 million in 2006 from $29.5 million in 2005. Average interest-bearing liabilities, mainly deposits, likewise increased in 2006 by $183.3 million. Average interest-bearing deposits grew to $556.9 million in 2006 from $373.6 million in 2005. Primarily as a result of this growth, total interest expense increased by $11.7 million, or 103.5%, to $23.0 million in 2006 from $11.3 million in 2005.

The combined growth in the volume of earning assets during 2006 and movement in the overall rate environment resulted in the yield on earning assets increasing to 7.27% in 2006 from 6.33% in 2005. This increase occurred in each major earning asset category on the balance sheet including net loans which increased from 6.61% to 7.77%. Centra’s investment portfolio yield increased to 4.76% during 2006 from 3.03% in 2005. In connection with the acquisition of Smithfield, Centra liquidated certain securities in order to improve the overall maturity distribution and earnings potential of the portfolio. Centra has continued to stress the quality of investments and the short-term nature of the portfolio. This short-term maturity structure was, and continues to be, necessary to provide funding for loan growth and to meet liquidity needs.

The cost of interest-bearing liabilities increased to 3.85% in 2006 from 2.82% in 2005. This increase is primarily a result of the rising rate environment and the competitive pressures to obtain deposits.

Centra utilized $10,000,000 in trust preferred securities (see Note 8) as an additional funding source in 2006. This long-term debt had an effective weighted-average rate of 7.35% in 2006 and 5.65% in 2005. Interest expense on long-term debt was $1,129,000 in 2006 and $565,000 in 2005.

Statistical Financial Information Regarding Centra

The following tables provide further information about Centra ’s interest income and expense:

Average Balances and Analysis of Net Interest Income:

	2006			2005
			Average			Average
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollars in thousands)

Securities(1)(4):
Taxable	$87,922	$4,130	4.70%	$25,553	$769	3.01%
Tax-exempt	3,171	206	6.50%	192	11	5.73%
Loans(2)(3)(4):
Commercial	374,864	29,992	8.00%	290,660	19,040	6.55%
Real estate	145,947	9,870	6.76%	107,122	6,510	6.08%
Consumer	55,671	4,207	7.56%	35,128	2,582	7.35%
Allowance for loan losses	(9,095)			(7,075)

Net loans	567,387	44,069	7.77%	425,835	28,132	6.61%
Loans held for sale	2,678	171	6.39%	2,721	164	6.02%
Short-term investments:
Interest-bearing deposits	2,211	244	11.04%	1,627	95	5.89%
Federal funds sold	29,737	1,548	5.21%	11,591	425	3.67%

Total	31,948	1,792	5.61%	13,218	520	3.94%

Total earning assets	693,106	50,368	7.27%	467,519	29,596	6.33%
Other assets	44,485			28,961

Total assets	$737,591			$496,480

Interest-bearing deposits:
Savings	$34,179	412	1.21%	$15,282	113	0.74%
Demand	153,538	5,131	3.34%	111,921	1,960	1.75%
Time	369,201	15,206	4.12%	246,427	8,227	3.34%

Total	556,918	20,749	3.73%	373,630	10,300	2.76%
Short-term borrowed funds	24,003	1,098	4.57%	16,164	423	2.62%
Long-term debt	15,370	1,129	7.35%	10,000	565	5.65%

Total interest-bearing liabilities	596,291	22,976	3.85%	399,794	11,288	2.82%

Non-interest-bearing demand deposits	86,424			61,636
Other liabilities	6,188			3,159

Total liabilities	688,903			464,589
Stockholders’ equity	48,688			31,891

Total liabilities and stockholders’ equity	$737,591			$496,480

Interest rate spread		$27,392	3.42%		$18,308	3.51%

Interest income/earning assets			7.27%			6.33%
Interest expense/earning assets			3.32%			2.41%

Net yield on earning assets (net interest margin)			3.95%			3.92%

(1)	Average balances of investment securities based on carrying value.

(2)	Loan fees included in interest income for 2006 were $740 and $371 in 2005.

(3)	Nonaccrual loans are included in the daily average loan amounts outstanding.

(4)	For 2006 and 2005, income is computed on a fully tax-equivalent basis assuming a tax rate of approximately 40%.

Average Balances and Analysis of Net Interest Income:

	2004
			Average
	Average	Income/	Yield/
	Balance	Expense	Rate
	(Dollars in thousands)

Securities(1)(4):
Taxable	$22,678	$457	2.02%
Tax-exempt	37	2	6.38
Loans(2)(3)(4):
Commercial	243,788	13,014	5.34%
Real estate	80,169	4,432	5.53%
Consumer	25,880	1,905	7.36%
Allowance for loan losses	(5,276)

Net loans	344,561	19,351	5.62%
Loans held for sale	1,866	112	5.98%
Short-term investments:
Interest-bearing deposits	1,219	33	2.74%
Federal funds sold	10,591	130	1.22%

Total	11,810	163	1.38%

Total earning assets	380,952	20,085	5.27%
Other assets	20,950

Total assets	$401,902

Interest-bearing deposits:
Savings	$12,705	84	0.66%
Demand	97,219	926	0.95%
Time	196,919	5,599	2.84%

Total	306,843	6,609	2.15%
Short-term borrowed funds	15,217	116	.77%
Long-term debt	2,814	121	4.31%

Total interest-bearing liabilities	324,874	6,846	2.11%

Non-interest-bearing demand deposits	46,327
Other liabilities	1,988

Total liabilities	373,189
Stockholders’ equity	28,713

Total liabilities and stockholders’ equity	$401,902

Interest rate spread		$13,239	3.16%

Interest income/earning assets			5.27%
Interest expense/earning assets			1.79%

Net yield on earning assets (net interest margin)			3.48%

(1)	Average balances of investment securities based on carrying value.

(2)	Loan fees included in interest income for 2004 were $260.

(3)	Nonaccrual loans are included in the daily average loan amounts outstanding.

(4)	For 2004, income is computed on a fully tax-equivalent basis assuming a tax rate of approximately 40%.

Rate/Volume Analysis of Changes in Interest Income and Expense:

		2006 vs. 2005
		Increase (Decrease)
		Due to Change in:
	Volume(1)	Rate(1)	Net
	(Dollars in thousands)

Interest-earning assets:
Loan portfolio:
Commercial	$6,208	$4,744	$10,952
Real estate	2,561	799	3,360
Consumer	1,550	75	1,625

Net loans	10,319	5,618	15,937
Loans held for sale	(3)	10	7
Securities:
Taxable	2,733	628	3,361
Tax exempt	193	2	195
Federal funds sold and other	976	296	1,272

Total interest-earning assets	$14,218	$6,554	$20,772

Interest-bearing liabilities:
Savings deposits	$198	$101	$299
Interest-bearing demand deposits	921	2,250	3,171
Time deposits	4,751	2,228	6,979
Short-term borrowings	266	409	675
Long-term debt	362	202	564

Total interest-bearing liabilities	$6,498	$5,190	$11,688

Net interest income	$7,720	$1,364	$9,084

		2005 vs. 2004
		Increase (Decrease)
		Due to Change in:
	Volume(1)	Rate(1)	Net
	(Dollars in thousands)

Interest-earning assets:
Loan portfolio:
Commercial	$2,764	$3,264	$6,028
Real estate	1,603	473	2,076
Consumer	680	(3)	677

Net loans	5,047	3,734	8,781
Loans held for sale	51	1	52
Securities:
Taxable	63	249	312
Tax-exempt	9	—	9

Total securities	72	249	321
Federal funds sold and other	22	335	357

Total interest-earning assets	$5,192	$4,319	$9,511

Interest-bearing liabilities:
Savings deposits	$18	$11	$29
Interest-bearing demand deposits	158	876	1,034
Time deposits	1,553	1,075	2,628
Short-term borrowings	8	299	307
Long-term debt	396	48	444

Total interest-bearing liabilities	$2,133	$2,309	$4,442

Net interest income	$3,059	$2,010	$5,069

(1)	The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Allowance and Provision for Credit Losses

Centra’s credit quality continues to be sound. Centra maintains an allowance for loan losses and an allowance for lending-related commitments. The allowance for loan losses was $10,336,000, $6,907,000, and $5,764,000 at December 31, 2006, 2005, and 2004, respectively. The allowance for loan losses increased compared to the previous periods due to the acquisition of Smithfield and the continued increase in the loan portfolio. The allowance for loan losses as a percentage of total loans was 1.49%, 1.49%, and 1.45% at December 31, 2006, 2005, and 2004, respectively. The allowance for loan losses as a percentage of total loans compared to previous periods was consistent despite a significant commercial charge off coupled with a continued increase in the loan portfolio.

As evidenced in the following table, the allowance for loan losses allocated to commercial loans increased by $945,000. This increase was primarily due to the continued increase in the outstanding balance of commercial loans and an increase in risk factors associated with the portfolio. The allowance allocated to consumer and real estate loans increased $1,026,000 and $1,458,000, respectively, primarily due to the Smithfield acquisition.

In connection with the Smithfield acquisition, Centra acquired loans classified as sub-prime. As of December 31, 2006, approximately $17 million of these loans were outstanding. As such, management has considered these loans within its analysis of the allowance for credit losses. Also, in connection with the Smithfield acquisition, management identified certain Smithfield loans as problem credits in accordance with Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” and determined that the related allocated allowance for loan losses was not material.

Centra incurred net charge-offs totaling $1,072,000 in 2006 and $158,000 in 2005. The increase in net charge offs was the result of a commercial relationship that significantly deteriorated during the fourth quarter of 2006. The remainder of the relationship deemed collectible was placed on nonaccrual which contributed a majority of the $1,286,000 increase in nonaccrual loans totaling $1,358,000 at December 31, 2006 compared to $72,000 at December 31, 2005. Centra had other real estate owned as of December 31, 2005 of $204,000 and $10,000 as of December 31, 2006. As of December 31, 2006, Centra had delinquent loans of $2,131,000 and $274,000 as of December 31, 2005. The overall increase in delinquencies is attributable to the Smithfield acquisition and a short term increase in the consumer loan portfolio at December 31, 2006.

Management records the provision for credit losses as a result of its analysis of the adequacy of the allowance for loan losses and the overall management of inherent credit risks.

Management continually monitors the loan portfolio through its regional committees and the Senior Loan Committee to determine the adequacy of the allowance for loan losses. This formal analysis determines the appropriate level of the allowance for loan losses and allocation of the allowance among loan types and specific credits. The portion of the allowance allocated among the various loan types represents management’s estimate of probable losses based upon historical loss factors. In addition, Centra considers factors such as changes in lending policies, changes in the trend and volume of past due and adversely classified or graded loans, changes in local and national economic conditions, and effects of changes in loan concentrations. Specific loss estimates are derived for individual credits, where applicable, and are based upon specific qualitative criteria, including the size of the loan and loan grades below a predetermined level.

During 2006, Centra recorded a provision for credit losses of $1,830,000 related to on-balance sheet loans and $497,000 for unused off balance sheet commitments. This compared to $1,301,000 for on balance sheet loans and $40 for unused off-balance sheet commitments in 2005. Total charge-offs represented .19% and .04% of average loans outstanding in 2006 and 2005.

Activity in the allowance for loan losses follows:

	2006	2005	2004	2003	2002
	(Dollars in thousands)

Balance, January 1	$6,907	$5,764	$3,922	$2,060	$1,239
Provision	1,830	1,301	2,065	1,879	839
Charge-offs	1,272	304	227	17	18
Recoveries	200	146	4	—	—

Net charge-offs	1,072	158	223	17	18
Balance Acquired through acquisition	2,671

Balance, December 31	$10,336	$6,907	$5,764	$3,922	$2,060

Ratio of net charge-offs to average loans	.19%	.04%	.06%	.01%	.01%

The following table reflects the allocation of the allowance for loan losses as of December 31:

	2006	2005	2004	2003	2002
	(Dollars in thousands)

Allocation of allowance for loan losses at December 31:
Commercial	$6,236	$5,291	$4,217	$3,409	$1,784
Real estate	2,140	769	983	252	156
Real estate construction	152	65	80	15	15
Consumer	1,808	782	484	246	105

Total	$10,336	$6,907	$5,764	$3,922	$2,060

Percent of loans to total loans at December 31:
Commercial	65%	66%	68%	71%	69%
Real estate	24	23	23	19	21
Real estate construction	2	2	2	2	2
Consumer	9	9	7	8	8

Total	100%	100%	100%	100%	100%

The allowance for loan losses related to unused offbalance sheet commitments and its activity is as follows:

	2006	2005	2004	2003	2002
	(Dollars in thousands)

Balance, January 1	$670	$630	$535	$315	$187
Provision	497	40	95	220	128

Balance, December 31	$1,167	$670	$630	$535	$315

Non-performing assets consist of loans that are no longer accruing interest, loans that have been renegotiated to below market rates based upon financial difficulties of the borrower, and real estate acquired through foreclosure. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged off as a credit loss. When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments resumes, and collectibility is no longer in doubt, the loan is returned to accrual status.

Total non-performing assets were $1,368,000 at December 31, 2006, compared with $276,000 at December 31, 2005, and represent .20% and .02%, respectively, of total loans and other real estate.

Non-performing assets and past due loans:

	2006	2005	2004	2003	2002
	(Dollars in thousands)

Nonaccrual loans
Commercial	$1,149	$—	$358	$455	$—
Real estate	—	—	—	—	14
Consumer	209	72	1	9	—

Total nonaccrual loans	1,358	72	359	464	14
Renegotiated loans	—	—	—	—	—

Total non-performing loans	1,358	72	359	464	14
Other real estate, net	10	204	—	—	—

Total non-performing assets	$1,368	$276	$359	$464	$14

Accruing loans past due 90 days or more	—	—	—	—	—

Non-performing loans as a % of total loans	.20%	.02%	.09%	.16%	.01%
Allowance for loan losses as a % of non-performing loans	761%	9,593%	1,681%	961%	16,964%

The amount of interest income which would have been recorded under the original terms for total loans classified as non-accrual was $26,000. Amounts actually collected and recorded as interest income for these loans were $25,000.

Non-Interest Income

Fees related to real estate loans sold in the secondary market, deposit accounts, and electronic banking services generate the core of the bank’s non-interest income. Non-interest income totaled $3,598,000 in 2006 compared to $2,888,000 in 2005. This increase is primarily related to additional fee income related to the Smithfield acquisition in addition to core growth of deposits and growth related to other service charges and fees.

Service charges on deposit accounts increased to $1,241,000 in 2006 from $903,000 in 2005. This growth mainly resulted from volume related to the Smithfield acquisition, which contributed approximately $257,000 of service charge income.

Other service charges and fees increased to $1,224,000 in 2006 from $898,000 in 2005. This growth is primarily attributed to Visa and MasterCard related fees associated with an expanded card base. Also, the Smithfield acquisition contributed approximately $107,000 of other service charges and fees.

Centra originates long-term, fixed rate, or adjustable mortgage loans and sells them on the secondary market, servicing released. Centra’s mortgage banking income includes the recognition of fees received from the borrower and the market gain from the sale of the loan. Centra recognized $808,000 of income from selling those loans during 2006 compared to $1,002,000 of such income in 2005. This decrease resulted from fewer mortgages being sold on the secondary market, servicing released, when compared to the comparable volumes in 2005. Approximately $61 million of loans were sold in 2006 compared to approximately $70 million in 2005.

In connection with its asset liability management process, Centra recognized $40,000 of net losses from security transactions during 2006 compared to $247,000 of net losses during 2005.

Management will continue to explore new methods of enhancing non-interest income. Other traditional and non-traditional financial service products are analyzed regularly for potential inclusion in Centra’s product mix.

Non-Interest Expense

In 2006, total non-interest expense reached $20.7 million compared to $13.5 million in 2005. The level of non-interest costs incurred included expenses associated with the Smithfield acquisition and is indicative of Centra’s continued growth in the number of customers served, the number of banking offices operated, and the number of personnel and technology to support the growth.

Salaries and benefits expense totaled $10.0 million in 2006 compared to $6.3 million in 2005. At December 31, 2006, Centra had 238 full-time equivalent employees compared to 164 full-time equivalent employees at December 31, 2005, which represents a 45% growth. This increase relates to the addition of the Smithfield employees, which added $1.3 million of expense as well as other customer service and operations personnel to support growth. Management will continue to strive to find new ways of increasing efficiencies and leveraging its resources, effectively optimizing customer service and return to shareholders.

Occupancy expense totaled $1,840,000 in 2006 compared to $1,379,000 in 2005. This increase is partly due to the leasing of two additional office locations in 2006 and additional leased space resulting from the Smithfield acquisition, which added $206,000 of expense. Included in these totals is depreciation expense of $241,000 in 2006 and $270,000 in 2005. Depreciation expense decreased in 2006 due to the acceleration of depreciation in 2005 on leasehold improvements to coincide with the lease termination date of March 31, 2006, on its temporary main office facility in Martinsburg, West Virginia. In the second quarter of 2005, Centra purchased property in Martinsburg that is the current site of a drive-in facility, thereby eliminating current period lease costs for that facility. Lease expense totaled $985,000 in 2006 compared to $764,000 in 2005.

Equipment expense totaled $1,524,000 in 2006 compared to $1,216,000 in 2005. Depreciation expense on furniture, fixtures, and equipment constituted $970,000 in 2006 compared to $849,000 in 2005. Equipment depreciation reflects Centra’s commitment to technology and the addition of equipment related to the Smithfield acquisition.

Advertising costs totaled $1,031,000 in 2006 compared to $855,000 in 2005. Total costs reflect the marketing of the bank’s products and the marketing within Fayette County. The bank marketed more intensely in 2006 in an attempt to generate deposits to support loan demand. The bank believes this marketing approach resulted in market awareness of the Centra name and customer service philosophy.

Data processing costs totaled $1,292,000 in 2006 compared to $809,000 in 2005. The overall increase is due to approximately $178,000 data processing charges incurred with the Smithfield acquisition and growth in overall processing volumes.

Other expense increased to $3,988,000 in 2006 from $2,120,000 in 2005. The primary component of this increase was merger related costs of $1.8 million associated with the Smithfield acquisition.

Centra’s key non-interest expense initiative is to maintain an acceptable level of non-interest expense and operating efficiency. The financial services industry uses the efficiency ratio (total non-interest expense as a percentage of the aggregate of net interest income and non-interest income, excluding security transactions) as a key indicator of performance. Centra’s efficiency ratio was 67.8% in 2006 compared to 63.0% in 2005. This movement was attributable to merger related expenses and continued de novo charges without a full period of corresponding net interest income and non-interest income. This ratio should continue to migrate towards peer group levels as the bank achieves an asset size to support the cost infrastructure.

Income Taxes

Centra Financial incurred income tax expense of $2,929,000 in 2006 and $2,337,000 in 2005. Centra Financial’s income tax expense has increased due to a significant increase in net income before income tax expense. In addition, Centra Financial’s effective income tax rate, including both federal and state income taxes, increased from 37.0% in 2005 to 37.7% in 2006.

Return on Assets

Centra Financial’s return on average assets was .66% in 2006, .80% in 2005, and .50% in 2004. The trend in these ratios was negatively impacted by the Smithfield acquisition somewhat offset by the continued core profitability of the bank. It is anticipated that these performance indicators will continue to migrate toward those of Centra Financial’s peers in 2007, as Centra Financial will benefit from a full year of income related to the acquired Smithfield assets.

Return on Equity

Centra Financial’s return on average stockholders’ equity (“ROE”) was 9.92% in 2006, 12.50% in 2005, and 6.98% in 2004. These returns also reflect Centra Financial’s increased profitability.

The bank is considered well-capitalized under regulatory and industry standards of risk-based capital. See Note 12 of Notes to the Consolidated Financial Statements included in Item 8 herein.

2005 Compared to 2004

Net interest income increased by $5.1 million when comparing 2005 with 2004 results. This increase is largely due to the growth in average earning assets, primarily $81.3 million in net loans in 2005. Average interest-bearing liabilities, mainly deposits, likewise increased in 2005 by $74.9 million. Average interest-bearing deposits grew to $373.6 million in 2005 from $306.8 million in 2004.

The provision for credit losses was $1,341,000 in 2005 compared to $2,160,000 in 2004. This decrease was a result of favorable trends in the loan portfolios and inherent risks.

Non-interest income is comprised of fees related to real estate loans sold on the secondary market, deposit accounts, and electronic banking services. Non-interest income totaled $2,888,000 in 2005 compared to $2,497,000 in 2004. This increase is partially related to an increased level of income earned from selling real estate loans in the secondary market. Increases in service charges on deposits, other service charges and fees, and other income contributed to the improved volume of non interest income for the year.

Centra originates long-term, fixed rate, or adjustable mortgage loans and sells them on the secondary market, servicing released. Centra’s mortgage banking income includes the recognition of fees received from the borrower and the market gain from the sale of the loan. Centra recognized $1,002,000 of income from selling those loans during 2005 compared to $815,000 of such income in 2004. Approximately $70 million of loans were sold in 2005 compared to approximately $58 million in 2004.

In 2005, total non-interest expense reached $13.5 million compared to $10.4 million in 2004. The level of non-interest costs incurred is indicative of Centra’s continued growth in the number of customers served, the number of banking offices operated, and the number of personnel and technology to support the growth

Overview of the Statement of Condition

Centra Financial’s balance sheet at December 31, 2006, changed significantly in comparison to December 31, 2005. This change was primarily due to continued loan and deposit growth in 2006 and the Smithfield acquisition. Total assets grew to $913.9 million at December 31, 2006, from $550.8 million at December 31, 2005, or 65.9%. Approximately $251 million of this growth was related to the Smithfield acquisition while the remaining $113 million was growth in the Bank. The majority of the asset growth was a result of an increase in total loans of $230 million in 2006. Centra also increased the investment portfolio $75.3 million while improving the yield and maturity distribution of the portfolio. Centra utilizes investment securities and federal funds sold to temporarily invest funds pending anticipated loan demand.

Deposits grew to $804.2 million at December 31, 2006, an increase of $319.7 million from December 31, 2005. Short-term borrowings increased $6.8 million to $25.4 million as of December 31, 2006.

Stockholders’ equity increased approximately $23.1 million in 2006 due to the net income recognized for 2006, the issuance of $17.8 million of common stock, and a $403 improvement in other comprehensive income.

Cash and Cash Equivalents

Centra’s cash and cash equivalents totaled $59.5 million at December 31, 2006, compared to $23.4 million at December 31, 2005, an increase of $36.0 million. This increase resulted from an increase in federal funds sold attributed to the Smithfield acquisition.

Management believes the current balance of cash and cash equivalents adequately serves Centra’s liquidity and performance needs. Total cash and cash equivalents fluctuate on a daily basis due to transactions in process and other liquidity demands. Management believes the liquidity needs of Centra are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and nontraditional funding sources, and the portions of the investment and loan portfolios that mature within one year. These sources of funds should enable Centra to meet cash obligations as they come due.

Investment Securities

Investment securities totaled $125.1 million at December 31, 2006, compared to $49.7 million at December 31, 2005. Government-sponsored agency securities comprise the majority of the portfolio.

All of Centra’s investment securities are classified as available-for-sale. Management believes the available-for-sale classification provides flexibility for Centra in terms of selling securities as well as interest rate risk management opportunities. At December 31, 2006, the amortized cost of Centra’s investment securities was $683,000 less than the fair value resulting in unrealized appreciation in the investment portfolio.

Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through Asset/Liability Committee (“ALCO”) meetings. The group also monitors net interest income, sets pricing guidelines, and manages interest rate risk for Centra. Through active balance sheet management and analysis of the investment securities portfolio, Centra maintains sufficient liquidity to satisfy depositor requirements and the various credit needs of its customers. Management believes the risk characteristics inherent in the investment portfolio are acceptable based on these parameters.

Loans

Centra’s lending is primarily focused in the north central, the eastern panhandle areas of West Virginia and south western Pennsylvania, and consists principally of commercial lending, retail lending, which includes single-family residential mortgages, and consumer lending. Total loans were $693.5 million as of December 31, 2006, compared to $463.5 million at December 31, 2005.

Centra continued to experience significant loan growth during 2006 in commercial and all other loan classifications. At December 31, 2006, commercial loans totaled 65% of Centra’s total loan portfolio and comprised the largest portion of the loan portfolio. Commercial loans totaled $448.9 million at December 31, 2006, compared to $305.3 million at December 31, 2005. Management will continue to focus on the enhancement and growth of the commercial loan portfolio while maintaining appropriate underwriting standards and risk/price balance. Management expects commercial loan demand to continue to be strong into 2007, although new banking entities entering the markets being served by Centra continue to exert additional pressure on loan origination efforts. In addition to the anticipated increased in-market penetration, Centra will continue to selectively lend to customers outside its primary markets.

Real estate loans to Centra’s retail customers (including real estate construction loans) account for the second largest portion of the loan portfolio, comprising 26% of Centra’s total loan portfolio. Real estate mortgage loans totaled $179.2 million at December 31, 2006, compared to $115.7 million at December 31, 2005.

Included in real estate loans are home equity credit lines with outstanding balances totaling $45.8 million at December 31, 2006, compared to $40.1 million at December 31, 2005. Management believes the home equity loans are competitive products with an acceptable return on investment after risk considerations. Residential real estate lending continues to represent a major focus of Centra’s lending due to the lower risk factors associated with this type of loan, and the opportunity to provide additional products and services to these consumers at reasonable yields to Centra.

Consumer lending continues to be a vital part of Centra’s core lending. At December 31, 2006, consumer loan balances totaled $65.4 million compared to $42.5 million at December 31, 2005. Centra’s consumer loans are primarily in the direct lending area. Management is pleased with the performance and quality of Centra’s consumer loan portfolio, which can be attributed to Centra’s commitment to a high level of customer service and the continued loan demand in the markets served by Centra.

The following table provides additional information about Centra’s loans:

Loan Maturities:

	December 31, 2006
		Due in
	Due in	One Year
	One Year	Through	Due After
Loan Type	or Less	Five Years	Five Years	Total
	(Dollars in thousands)

Commercial loans:
Fixed	$7,859	$18,860	$33,090	$59,809
Variable	233,740	113,624	41,712	389,076

	241,599	132,484	74,802	448,885
Real estate loans:
Fixed	13,709	23,200	47,463	84,372
Variable	78,546	16,263	67	94,876

	92,255	39,463	47,530	179,248
Consumer loans:
Fixed	9,226	28,822	17,090	55,138
Variable	9,998	251	—	10,249

	19,224	29,073	17,090	65,387

Total	$353,078	$201,020	$139,422	$693,520

The preceding data has been compiled based upon loan maturity date. Repricing intervals are typically more frequent.

Loan Portfolio Analysis:

	2006	2005	2004	2003	2002
	(Dollars in Thousands)

Year-end balances:
Commercial, financial, and agricultural	$448,885	$305,270	$269,863	$211,688	$128,858
Real estate	167,354	106,599	90,458	56,620	38,675
Real estate construction	11,894	9,084	7,416	4,776	4,133
Consumer	65,387	42,543	29,177	22,841	15,071

Total	$693,520	$463,496	$396,914	$295,925	$186,737

Average total loans	$576,482	$432,910	$349,837	$236,223	$149,858
Average allowance for loan losses	(9,095)	(7,075)	(5,276)	(3,298)	(1,816)

Average loans, net of allowance	$567,387	$425,835	$344,561	$232,925	$148,042

Loan Concentration

At December 31, 2006, commercial loans comprised the largest component of the loan portfolio. While the bank has concentrations of its loan portfolio in the building, developing, and general contracting industry, coal mining, clothing retail, leasing of real estate, and the hotel/motel areas, these concentrations are comprised of loans to various borrowers in various geographic areas and are not considered detrimental to the bank.

Funding Sources

Centra considers a number of alternatives, including but not limited to deposits, short-term borrowings, and long-term borrowings when evaluating funding sources. Traditional deposits continue to be the most significant source of funds for Centra, totaling $804.2 million, or 94.7% of Centra’s funding sources at December 31, 2006.

Non-interest-bearing deposits remain a core funding source for Centra. At December 31, 2006, non-interest-bearing balances totaled $98.3 million compared to $63.6 million at December 31, 2005. Management intends to continue to focus on maintaining its base of low-cost funding sources, through product offerings that benefit customers who increase their relationship with Centra by using multiple products and services.

Interest-bearing deposits totaled $705.9 million at December 31, 2006, compared to $420.9 million at December 31, 2005. Average interest-bearing liabilities were $596.3 million during 2006 compared to $399.8 million during 2005. Average non-interest-bearing liabilities totaled $86.4 million during 2006 compared to $61.6 million during 2005. Management will continue to emphasize deposit gathering in 2007 by offering outstanding customer service and competitively priced products from a network of strategically placed banking offices. Management will also concentrate on balancing deposit growth with adequate net interest margin to meet Centra’s strategic goals.

Maturities of Certificates of Deposit $100,000 or More:

	2006	2005	2004
	(Dollars in thousands)

Under 3 months	$45,661	$44,062	$36,703
3 to 12 months	82,243	32,469	15,691
Over 12 months	86,599	70,699	55,874

Total	$214,503	$147,230	$108,268

Along with traditional deposits, Centra has access to both short-term and long-term borrowings to fund its operations and investments. Centra’s short-term borrowings consist of corporate deposits held in overnight repurchase agreements and retail funds such as term repurchase agreements. At December 31, 2006, short-term borrowings totaled $25.4 million compared to $18.5 million in 2005.

Capital/Stockholders’ Equity

During the year ended December 31, 2006, stockholders’ equity increased approximately $23.1 million (or 68.1%) to $57.0 million. This increase resulted primarily from Centra’s $4.8 million net income for the year, $17.8 million from the offering of common stock, and a $403,000 change in accumulated other comprehensive income. Centra paid no cash dividends during 2006 or 2005. Centra declared a 10% stock dividend on common shares on November 20, 2006, with a record date of December 4, 2006, payable January 2, 2007.

At December 31, 2006, accumulated other comprehensive income totaled $410,000, an increase of $403,000 from December 31, 2005. This represents net unrealized gains on available-for-sale securities, net of income taxes, at December 31, 2006. Because all of the investment securities in Centra’s portfolio are classified as available-for-sale, both the investment and equity sections of Centra’s balance sheet are more sensitive to the changing market values of investments.

In June 2006, Centra issued $10 million in trust preferred securities that qualify as Tier 2 capital for regulatory purposes. The securities bear a variable interest rate of 1.65% over the three-month LIBOR rate or 7.02% as of December 31, 2006. The proceeds of the offering, in conjunction with other sources of funding, were used to acquire Smithfield.

Centra has also complied with the standards of capital adequacy mandated by the banking industry. Bank regulators have established “risk-based” capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets banks hold in their portfolios. A weight category of either 0%

(lowest risk assets), 20%, 50%, or 100% (highest risk assets) is assigned to each asset on the balance sheet. Detailed information concerning Centra’s risk-based capital ratios can be found in Note 12 of the Notes to the Consolidated Financial Statements. At December 31, 2005, Centra and its banking subsidiary’s risk-based capital ratios were above the minimum standards for a well-capitalized institution. Centra’s risk-based capital ratio of 10.28% at December 31, 2006, is above the well-capitalized standard of 10%. Centra’s Tier 1 capital ratio of 8.85% also exceeded the well-capitalized minimum of 6%. The leverage ratio at December 31, 2006, was 6.67% and was also above the well-capitalized standard of 5%. Management believes Centra’s capital continues to provide a strong base for profitable growth.

Liquidity and Interest Rate Sensitivity

The objective of Centra’s asset/liability management function is to maintain consistent growth in net interest income within Centra’s policy guidelines. This objective is accomplished through management of Centra’s balance sheet liquidity and interest rate risk exposure based on changes in economic conditions, interest rate levels, and customer preferences.

Interest Rate Risk

The most significant market risk resulting from Centra’s normal course of business, extending loans and accepting deposits, is interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes which can impact both the earnings stream as well as market values of financial assets and liabilities. Centra’s management has charged the Asset/Liability Committee (ALCO) with the overall management of Centra and its subsidiary bank’s balance sheets related to the management of interest rate risk. The ALCO strives to keep Centra focused on the future, anticipating and exploring alternatives, rather than simply reacting to change after the fact.

To this end, the ALCO has established an interest risk management policy that sets the minimum requirements and guidelines for monitoring and controlling the level and amount of interest rate risk. The objective of the interest rate risk policy is to encourage management to adhere to sound fundamentals of banking while allowing sufficient flexibility to exercise the creativity and innovations necessary to meet the challenges of changing markets. The ultimate goal of these policies is to optimize net interest income within the constraints of prudent capital adequacy, liquidity, and safety.

The ALCO relies on different methods of assessing interest rate risk including simulating net interest income, monitoring the sensitivity of the net present market value of equity or economic value of equity, and monitoring the difference or gap between maturing or rate-sensitive assets and liabilities over various time periods. The ALCO places emphasis on simulation modeling as the most beneficial measurement of interest rate risk due to its dynamic measure. By employing a simulation process that measures the impact of potential changes in interest rates and balance sheet structures, and by establishing limits on changes in net income and net market value, the ALCO is better able to evaluate the possible risks associated with alternative strategies.

The simulation process starts with a base case simulation which represents projections of current balance sheet growth trends. Base case simulation results are prepared under a flat interest rate forecast and at least two alternative interest rate forecasts, one rising and one declining, assuming parallel yield curve shifts. Comparisons showing the earnings variance from the flat rate forecast illustrate the risks associated with the current balance sheet strategy. When necessary, additional balance sheet strategies are developed and simulations prepared. These additional simulations are run with the same interest rate forecasts used with the base case simulation and/or using non-parallel yield curve shifts. The additional strategies are used to measure yield curve risk, prepayment risk, basis risk, and index lag risk inherent in the balance sheet. Comparisons showing the earnings and equity value variance from the base case provide the ALCO with information concerning the risks associated with implementing the alternative strategies. The results from model simulations are reviewed for indications of whether current interest rate risk strategies are accomplishing their goal and, if not, suggest alternative strategies that could. The policy calls for periodic review by the ALCO of assumptions used in the modeling.

The ALCO believes that it is beneficial to monitor interest rate risk for both the short and long-term. Therefore, to effectively evaluate results from model simulations, limits on changes in net interest income and the value of the balance sheet will be established. The ALCO has determined that the earnings at risk of the bank shall not change more than 7.5% from base case for each 1.0% shift in interest rates. Centra is in compliance with this policy as of December 31, 2006. The following table is provided to show the earnings at risk and value at risk positions of Centra as of:

	2006		2005
	Estimated Increase		Estimated Increase
	(Decrease) in Net		(Decrease) in Net
Immediate Interest Rate Change (in Basis Points)	Interest Income		Interest Income
	(Dollars in thousands)

300	$957	2.4%	$3,476	14.8%
200	710	1.8	2,320	9.9
100	407	1.0	1,167	5.0
(100)	(530)	(1.3)	(972)	(4.1)

Liquidity

Maintenance of a sufficient level of liquidity is a primary objective of the ALCO. Liquidity, as defined by the ALCO, is the ability to meet anticipated operating cash needs, loan demand, and deposit withdrawals, without incurring a sustained negative impact on net interest income. It is Centra’s practice to manage liquidity so that there is no need to make unplanned sales of assets or to borrow funds under emergency conditions.

The main source of liquidity for Centra comes through deposit growth. Liquidity is also provided from cash generated from investment maturities, principal payments from loans, and income from loans and investment securities. During the year ended December 31, 2006, cash provided by financing activities totaled $124.6 million, while outflows from investing activities totaled $92.8 million. When appropriate, Centra has the ability to take advantage of external sources of funds such as advances from the Federal Home Loan Bank (FHLB), national market repurchase agreements, and brokered funds. These external sources often provide attractive interest rates and flexible maturity dates that enable Centra to match funding with contractual maturity dates of assets. Securities in the investment portfolio are classified as available-for-sale and can be utilized as an additional source of liquidity.

Substantially all of Centra’s assets relate to banking and are monetary in nature. Therefore, they are not impacted by inflation in the same manner as companies in capital-intensive industries. During a period of rising prices, a net monetary asset position results in loss in purchasing power, and conversely, a net monetary liability position results in an increase in purchasing power. In banks, monetary assets typically exceed monetary liabilities and, therefore, as prices have increased over the past year, financial institutions experienced a modest decline in the purchasing power of their assets.

Contractual Obligations, Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements

Centra has various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table details the amounts and expected maturities of significant commitments as of December 31, 2006. Further discussion of these commitments is included in Note 10 to the consolidated financial statements.

		One
	One Year	to Three	Three to	Over
	or Less	Years	Five Years	Five Years	Total
	(Dollars in thousands)

Commitments to extend credit:
Commercial	$58,018	$22	$—	$1,525	$59,565
Residential real estate	56,312	101	—	—	56,413
Revolving home equity lines	—	—	—	34,625	34,625
Standby letters of credit	25,750	449	—	—	26,199
Net commitments to sell mortgage loans	1,011	—	—	—	1,011

Commitments to extend credit, including loan commitments, standby letters of credit, and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the notes to the consolidated financial statements.

	Payments Due In
		One
	One Year	to Three	Three to	Over
	or Less	Years	Five Years	Five Years	Total
	(Dollars in thousands)

Deposits without a stated maturity(a)	$349,503	$—	$—	$—	$349,503
Consumer certificates of deposits(b)	261,280	149,021	44,384	—	454,685
Federal funds borrowed and security repurchase agreements(b)	25,366	—	—	—	25,366
Long-term debt(b)	2,940	2,940	34,709	21,470	62,059
Operating leases	1,170	720	709	4,964	7,563

(a)	Excludes interest

(b)	Includes interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2006. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

Centra’s operating lease obligations represent short- and long-term lease and rental payments for facilities, certain software, and data processing and other equipment. See further discussion in Note 5.

Centra Financial also has obligations under its supplemental retirement agreements with key executive officers. The cost for these agreements are being accrued over the period of active service of the executives. See further discussion in Note 14.

Fourth Quarter

Centra Financial’s fourth quarter net income was $1,564,000 in 2006 compared to $1,102,000 in the fourth quarter of 2005. This equated to basic earnings per share, on a quarterly basis, of $.38 in 2006 and $.36 in 2005. Diluted earnings per share for the fourth quarter of 2006 and 2005 was $.35 and $.33, respectively. Net interest income increased in each quarter during 2006 and was $8.2 million in the fourth quarter of 2006 compared to $5.1 million in 2005. Non-interest income decreased slightly in the fourth quarter and was $806,000 in the fourth quarter of 2006 compared to $831,000 in 2005. Centra incurred losses on the sale of available-for-sale securities of $40,000 in the fourth quarter of 2006 compared to $168,000 in the fourth quarter of 2006. Non-interest expense increased to $5.9 million for the fourth quarter of 2006 from $3.7 million in 2005. This increase was due to increased staffing and operational costs associated with the Smithfield acquisition. In addition, Centra Financial recorded income tax expense of $907,000 in the fourth quarter of 2006 compared to $635,000 in the fourth quarter of 2005.

Future Outlook

The company’s results of operations represent the continuation of the expansion phase of a typical de novo banking institution along with the completing of Centra Financial’s first acquisition. Due to our ongoing branch openings and continued customer acceptance of our customer service commitment, Centra Financial has become a strong competitor in the markets that it serves. The growth in 2006 resulted in a continuation of the profitability that was achieved in prior quarters. Centra Financial will strive to continue penetrating its markets with an emphasis on customer service with the highest quality products and technology. Centra Financial will continue to evaluate additional markets, such as the recently announced expansion in Hagerstown, Maryland, for growth opportunities.

Future plans for the bank involve the bank taking advantage of both technology and personal customer contact. The bank continues to utilize retail and business internet services. In addition to “top of the line” technology, the bank is committed to providing individual and personal banking services. Centra Financial will continue to search for quality banking locations as well as exploring alternative delivery systems.

MANAGEMENT

Centra Financial’s bylaws provide that the board of directors can set the number of directors but also provide that the board of directors must have no less than six nor more than 30 directors. The board of directors has set the number of directors to serve in 2006 at ten. Centra Financial’s articles of incorporation divide the board of directors into three classes, each of which serves for three years.

Executive Officers and Directors

The following are the executive officers and directors of Centra Financial.

			Director	Class	Principal Occupation
Name	Age	Position	Since	Expires	(Past Five Years)

C. Christopher Cluss	59	Director	2006	2010	President & CEO, Cluss Lumber (Building Supplies)
James W. Dailey II	60	Director	2001	2009	Chairman, W. Harley Miller Contractors, Inc. (Building Construction)
S. Todd Eckels	39	Senior Vice President			Executive Vice President, Centra Bank, Inc. (2006 to present). Community Bank President-Huntington Banks-West Virginia (2004-2006). Vice President, BB&T, Commercial Lending (1989-2004)
John T. Fahey	45	Vice President	—	—	Vice President and Marketing Director, Centra Bank, Inc. (1999 to present). Marketing Director, Huntington National Bank, West Virginia (1991 to 1999)
Arthur Gabriel	69	Director	1999	2008	President, Gabriel Brothers, Inc. (Retail Sales)
E. Richard Hilleary	58	Vice President	—	—	Senior Vice President — Commercial Lending, Centra Bank, Inc. (1999 to present). Vice President, Huntington National Bank, West Virginia (Commercial Lending (1973 to 1999)
Henry M. Kayes, Jr.	39	Senior Vice President	—	—	President — Martinsburg Region, Centra Bank, Inc. (2001 to present). Senior Vice President – City Executive, Martinsburg, West Virginia, Branch Banking and Trust (2000 to 2001). Senior Vice President, One Valley Bank — East (1989 – 2001)
Douglas J. Leech	52	Chairman, President and CEO	1999	2009	Chairman, President Centra Financial Holdings, Inc.; President Centra Bank, Inc.
Kevin D. Lemley	52	Vice President, CFO and Treasurer	—	—	Senior Vice President and CFO Centra Bank, Inc. (1999 to present). Senior Vice President, Huntington National Bank, West Virginia (Commercial Portfolio Manager/ Manager of Statewide Commercial Lending) (1997-1999); Huntington National Bank, West Virginia, Chief Financial Officer (1987-1997)
Robert A. McMillan	64	Director	2003	2008	President, Jefferson Distributing Company (Beer Distributor)
Mark R. Nesselroad	51	Director	2003	2009	Chief Executive Officer, Glenmark Holdings LLC. (Real Estate Development)
Parry G. Petroplus	55	Director	1999	2010	President, Petroplus & Associates (Real Estate)
Milan Puskar	72	Director	1999	2008	Chairman, Mylan Labs, Inc. (Pharmaceutical Company)

			Director	Class	Principal Occupation
Name	Age	Position	Since	Expires	(Past Five Years)

Timothy P. Saab	50	Vice President and Secretary	—	—	Senior Vice President, Centra Bank, Inc. (1999 to present). Vice President and Group Executive, Private Financial Group, Huntington National Bank (1996-1999); Senior Vice President, Huntington National Bank, West Virginia (1993-1996); Corporate Secretary, Huntington Bancshares West Virginia (1989-1996); Corporate Secretary, Huntington National Bank, West Virginia (1994-1997)
Karla J. Strosnider	44	Vice President	—	—	Senior Vice President, Centra Bank, Inc. (1999 to present). Assistant Vice President, Operations, One Valley Bank – Charleston (1981 to 1999)
Paul T. Swanson	74	Director	2003	2010	Chairman, CWS Inc., and Swanson Plating (Manufacturing)
Bernard G. Westfall	65	Director	1999	2010	Retired President and CEO, WV United Health Systems (Health Care)

All directors except Mr. Leech are independent directors. An “independent director” is defined as a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under that definition, the company uses the definition of “independent director” set forth in the Nasdaq Marketplace rules. The following persons shall not be considered independent:

•	a director who is, or at any time during the past three years was, employed by the company or by any parent or subsidiary of the company;

•	a director who accepted or who has a family member who accepted any compensation from the company in excess of $60,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following: (i) compensation for board or board committee service; (ii) compensation paid to a family member who is an employee (other than an executive officer) of the company; or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation, provided, however, that in addition to the requirements contained previously, audit committee members are also subject to additional, more stringent requirements under Rule 4350(d)of the Nasdaq Marketplace Rules.

•	a director who is a family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

•	a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (i) payments arising solely from investments in the company’s securities; or (ii) payments under non-discretionary charitable contribution matching programs;

•	a director of the issuer who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the issuer serve on the compensation committee of such other entity;

•	a director who is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit at any time during any of the past three years; or

•	in the case of an investment company, in lieu of the preceding paragraphs, a director who is an “interested person” of the company as defined in Section 2(a)19) of the Investment Company Act of 1940, other than in his or her capacity as a member of the board of directors or any board committee.

Board Compensation

Directors of Centra Financial, the Morgantown region and the Martinsburg region meet bi-monthly and receive an annual retainer of $2,000 and $600 for each board meeting attended. Directors of the Fayette region and the Hagerstown region meet monthly and receive an annual retainer of $2,000 and $300 for each board meeting attended. The chairman of the Audit Committee receives an additional $2,000 retainer. Audit Committee members receive a fee of $500 per meeting attended, and $250 per meeting attended telephonically. Members of the Loan, Compensation and Holding Company Committees receive a fee of $100 per meeting attended.

Directors of Centra Financial Holdings, Inc., and subsidiaries, may participate in an approved deferred director compensation plan which is optional on the part of each director. Under the plan, directors may voluntarily defer some or all of their director fees and have the fees paid either in a lump sum or over a period of time between two and ten years as selected by the director after a payment event. A payment event is defined as the earlier of the dates specified on the director’s election form or the director’s death. Directors may also receive distributions on the occurrence of an unforeseen emergency such as severe financial hardship resulting from illness or accident of the director or director’s spouse, casualty losses, or similar extraordinary or unforeseen circumstances beyond the control of the director.

Certain Transactions with Directors and Officers and Their Associates

Centra Financial and the bank have, and expect to continue to have, banking and other transactions in the ordinary course of business with its directors and officers and their affiliates, including members of their families or corporations, partnerships or other organizations in which officers or directors have a controlling interest, on substantially the same terms (including documentation, price, interest rates and collateral, repayment and amortization schedules and default provisions) as those prevailing at the time for comparable transactions with unrelated parties. All of these transactions were made on substantially the same terms (including interest rates, collateral and repayment terms on loans) as comparable transactions with non-affiliated persons. The company’s management believes that these transactions did not involve more than the normal business risk of collection or include any unfavorable features.

Directors Parry G. Petroplus and Milan Puskar are members, and each own approximately one-third, of Platinum Plaza Limited Liability Company, lessor of the premises that the bank occupies. In our opinion, the lease is on terms and conditions that are at least as favorable to the bank as would be offered by a nonaffiliated third party. We base this opinion on two independent appraisals obtained by the bank.

Directors Parry G. Petroplus and Milan Puskar are members, and each own approximately one-third of EIO, LLC which owns 70% of Citynet, which provides connectivity to the internet and telephone service for Centra. In our opinion, the fees for this service, approximately $56,734 in 2006, are at least as favorable to the bank as would be offered by a nonaffiliated third party.

Total loans outstanding from the bank at December 31, 2006, to Centra’s officers and directors as a group and members of their immediate families and companies in which they had an ownership interest of 10% or more was $34.9 million or 61.3% of total equity capital and 5.0% of total loans. These loans do not involve more than the normal risk of collectibility or present other unfavorable features.

All loans of executive officers, directors, and their associates are approved prior to disbursement by the Loan Committee and/or the board of directors. These approvals are evidenced by the Loan Committee and/or board minutes.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Objectives

Centra Financial’s Compensation Committee of the board of directors establishes compensation policies, plans, and programs to accomplish three objectives:

•	to keep, incent, and reward highly capable and well-qualified executives;

•	to focus executives’ efforts on increasing long-term stockholder value; and;

•	to reward executives at levels which are competitive with the marketplace for similar positions and consistent with the performance of each executive and of Centra.

Centra Financial’s Executive Compensation Program is designed to reward an individual’s success in meeting and exceeding performance in various leadership functions, coupled with the ability to enhance long-term shareholder value. Some of the key elements in considering an executive’s level of success are the executive’s: (i) effectiveness as it relates to the overall financial, operational, and strategic goals of the company; (ii) the individual’s level of responsibility and the nature and scope of these responsibilities; (iii) contribution to the company’s financial results; (iv) effectiveness in leading initiatives to increase customer value and overall productivity; (v) contribution to the company’s commitment to corporate responsibility, as well as, compliance with applicable laws, regulations, and the highest ethical standards; and (vi) commitment to community service and leadership.

Elements of Compensation

The company’s executive compensation program includes the following elements:

•	Annual Compensation which is comprised of base salary, cash bonus, and other annual types of compensation; and

•	Long-Term Compensation which includes the award of stock options, 401(k) matching contributions, and similar long-term compensation.

Each year, the Chief Executive Officer presents to the Compensation Committee his evaluation of each executive, which includes among other things, a review of the contribution and performance over the past year, strengths, weaknesses, and development plans. Following this presentation, input is obtained from some or all of the other senior officers. A review of the survey data is made, and the Compensation Committee makes its own assessment and determines the compensation of each executive. The committee continually strives to balance annual and long-term compensation by examining the entire compensation package of each executive.

Annual Compensation

Each compensation element is specifically designed to meet the objectives outlined above. As such, in determining the annual compensation budget for 2006, and in fixing levels of executive compensation, the committee considered:

•	Centra’s performance relative to its growth and profitability goals and its peers’ performance, both in the local geographic area and in institutions with similar lending portfolios; and

•	the relative individual performance of each executive.

Base Salary

In establishing a base salary for executives, the following factors were considered: (i) the duties, complexities, specialization, and responsibilities of the position; (ii) the level of experience and/or training required; (iii) the impact of the executive’s decision-making authority; and (iv) the compensation for positions having similar scope and accountability within and outside the company.

The company utilizes local, regional, and national data from several leading compensation consulting firms to benchmark executive compensation. The company believes that executive talent extends beyond its direct competitors and industry, therefore the data includes a broad comparison group. While benchmarking provides a very useful tool, the Compensation Committee understands that an effective compensation program is based primarily on performance; therefore, adjustments to base salary benchmarks are driven primarily by individual performance.

Annual Incentive Compensation

The Compensation Committee believes that incentive-based compensation helps to align the overall goals of the company with the individual goals of the executive. The company provides the opportunity for executives to earn annual incentive compensation, which is awarded in the form of cash bonuses (primarily at the end of the fiscal year). Each award is based on the achievement of company-wide and departmental goals, together with individual performance objectives and is determined by recommendation of the Chief Executive Officer and is approved by the Compensation Committee.

Other Annual Compensation

Executives may also have the opportunity to receive annual compensation in the form of participation in Supplemental Employee Retirement Plans and the use of company-owned vehicles. Centra believes that this type of compensation provides a unique benefit that encourages loyalty and dedication.

Douglas Leech, Henry M. Kayes Jr., Kevin D. Lemley, E. Richard Hilleary, and Karla J. Strosnider have been granted the use of company-owned vehicles. The use of the company-owned vehicles also provides an expense-saving opportunity, as these vehicles are used by other employees for business-related travel as needed, helping to cut out-of-pocket travel expenses.

Participation in these benefits is based upon overall performance and contribution to the company.

Long-Term Compensation

The Compensation Committee continually strives to achieve a balance between promoting strong annual growth and ensuring long-term viability and success. To reinforce the importance of balancing these views, executives are provided both short-term and long-term incentives.

Stock Options

The committee believes that stockholder value of Centra can be further increased by aligning the financial interests of Centra’s key executives with those of its stockholders. Awards of stock options pursuant to Centra’s Incentive Stock Option Plan (“ISOP”) are intended to meet this objective and constitute the long-term incentive portion of executive compensation. Participation in the ISOP is specifically approved by the committee and consists of employees of Centra and its affiliate banks.

Under the ISOP, the option price paid by the executive to exercise the option is the fair market value of Centra common stock on the day the option is granted. Options granted typically have a four year vesting period. The executive may exercise the vested options any time within a 10-year period from the original grant date. The options gain value over that time only if the market price of Centra stock increases. The committee believes the ISOP focuses the attention and efforts of executive management and employees upon increasing long-term stockholder value. The committee awards options to key executives and employees in amounts it believes are adequate to achieve the desired objective and to retain executives. The total number of shares available for award in each plan year is specified in the ISOP. Grants are recommended by the Chief Executive Officer, presented to the Compensation Committee for approval, and to the board of directors for approval. Grants may be offered at any time during the year or may occur more frequently. There were no grants to the named executive officers in 2006.

Centra’s stock option plan is a vital component of a total compensation program that is designed to recognize, motivate, and encourage company leaders to sustain a high level of performance, which will ultimately enhance Centra’s long-term success.

Other Long-Term Compensation

Centra offers a variety of health and welfare programs to all eligible employees. The executives generally are eligible for the same benefit programs on the same basis as other employees. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, prescription, dental, vision, and life insurance. Centra provides short-term and long-term disability coverage and basic life insurance to every full time employee, at no cost to the employee.

Centra offers a qualified 401(k) savings and retirement plan, and additionally offers a 4% matching contribution to each participating employee, including executives.

Employment Agreements and Change of Control

Centra Financial and the bank have an employment agreement with Douglas J. Leech, Chairman, President and Chief Executive Officer of both Centra and the bank. Mr. Leech’s agreement provides that he will serve as President and Chief Executive Officer of Centra Financial and the bank. The term of the agreement is five years unless extended. On each monthly anniversary date of the agreement, the agreement is automatically extended for one additional month, provided that on any monthly anniversary date either the bank or Mr. Leech may serve notice to the other to fix the term to a definite five-year period. The agreement provides for a base salary of $250,000, which amount may be increased if approved by the bank’s board of directors. The agreement provides for severance payments in the event Mr. Leech is actually or constructively terminated without just cause. The agreement also has a change of control provision whereby Mr. Leech may voluntarily terminate employment up until 24 months after a change in control and will be entitled to receive any compensation due and not yet paid through the date of termination plus all compensation and benefits set forth in the agreement for a period of five years following such voluntary termination. As of April 6, 2007, upon termination, for a change of control or termination without cause, Mr. Leech would receive $275,000 for five years.

The change of control provision is designed to secure Mr. Leech’s continued service and dedication in the face of the perception that a change in control could occur, or an actual or threatened change of control occurs.

Centra Financial and the bank have employment and change of control agreements with Henry M. Kayes Jr., Kevin D. Lemley, E. Richard Hilleary, and Karla J. Strosnider, Senior Vice Presidents of Centra Bank. The terms of the agreements are two years and on each monthly anniversary date of the agreement, the agreement is automatically extended for one additional month. These agreements provide for a base salary of $165,000, $115,000, $99,000, and $100,000, respectively, which amounts may be increased if approved by the bank’s board of directors. The agreements provide for severance payments in the event these officers are actually or constructively terminated without just cause. The agreements also have change of control provisions whereby these officers may voluntarily terminate employment up until 24 months after a change in control and will be entitled to receive any compensation due and not yet paid through the date of termination plus all compensation and benefits set forth in the agreement. As of April 6, 2007, upon termination for a change of control or termination without cause, these officers would receive their annual salaries for two years.

Executive Compensation

The base salary levels for 2006 for named executive officers were as follows: Mr. Leech, President and Chief Executive Officer, $250,000 per year; Mr. Kayes, President Martinsburg Region and Chief Operating Officer, $150,000 per year; Mr. Lemley, Vice President, CFO, and Treasurer, $110,000 per year; Mr. Hilleary, Vice President Commercial Lending, $96,000 per year; and Ms. Strosnider, Vice President Operations $92,000 per year.

President and CEO.  Douglas J. Leech is Centra’s President and Chief Executive Officer. Based upon input and analysis of the other senior officers and the Compensation Committee, the total compensation for Mr. Leech was set at $297,269 as shown on the Summary Compensation Table below. Mr. Leech’s 2006 base salary was

$250,000. Mr. Leech also received additional annual compensation in the amount of $47,229, also shown on the Summary Compensation Table.

The Compensation Committee meets independently of the Chief Executive Officer to determine total compensation for the Chief Executive Officer. Along with other considerations, the committee utilizes the West Virginia Bankers Association 2006 Salary Survey and the KG Associates Salary Survey to assist in determining compensation for the Chief Executive Officer. Mr. Leech’s compensation is at the low or mid ranges of these surveys. The committee recognizes that the Chief Executive Officer has overall responsibility for the performance of Centra Financial. Therefore, Centra Financial’s performance has a direct impact upon the Chief Executive Officer’s compensation. The base compensation for Mr. Leech in 2006 was based on meeting Centra Financial’s overall performance and profitability while considering its relation to peer banks’ executive compensation levels. The peer banks used by Centra Financial include banks with assets from between $500 million and $1 billion in West Virginia and in the north eastern United States. Other factors considered include long-range plan goals for earnings, asset quality, capital, liquidity, resource utilization, and the operational performance of Centra. The Compensation Committee evaluated Mr. Leech’s 2006 performance in January, 2007, and awarded a bonus at that time.

Centra Financial and the Compensation Committee believe that Mr. Leech’s salary is well-justified because Mr. Leech was instrumental in providing the direction and guidance needed for the Centra’s expansion into a new market area, and because Mr. Leech provides the leadership necessary to continually grow the company’s assets. He plays the lead role in guiding the executive team and the strategic direction of the company.

President, Martinsburg Region and COO.  Henry M. Kayes, Jr., is Centra’s Chief Operating Officer and President of the Martinsburg Region. Mr. Kayes’ total Compensation for 2006 was $213,101 as shown on the Summary Compensation Table below. Mr. Kayes’ 2006 base salary was $150,000. Mr. Kayes also received an Annual Incentive Bonus of $50,000, and additional annual compensation of $13,101, also shown on the Summary Compensation Table.

During 2006, the company continued to grow in Mr. Kayes’ region; but more importantly, under the guidance of Mr. Kayes and other Executives, the company fulfilled all of its goals in each marketplace. Mr. Kayes has significant responsibility for the leadership of the executive team.

Vice President, CFO, and Treasurer.  Kevin D. Lemley is Centra’s Chief Financial Officer and the company’s Treasurer. In 2006 his total Compensation was $171,518. Mr. Lemley’s base salary was $110,000, as shown on the Summary Compensation Table below. Mr. Lemley received an Annual Incentive Bonus of $35,500, and additional annual compensation in the amount of $26,018.

Mr. Lemley is responsible for all of the financial planning and management of the bank and of Centra. His knowledge and expertise is critical to the day-to-day functions of the company, as well as, the continued growth and expansion of the company. The Compensation Committee believes that Mr. Lemley is well-deserving of his compensation package, due to his vast experience and commitment to Centra.

Vice President, Commercial Lending.  E. Richard Hilleary is the Vice President of Commercial Lending. In 2006 his total compensation was $145,596. Mr. Hilleary received a base salary of $96,000, and an Annual Incentive Bonus of $25,500. He also received $24,096 in additional compensation. All amounts are shown on the Summary Compensation Table below.

Among other things, Mr. Hilleary is responsible for the condition of the commercial loan portfolio, and chairs the bank’s Loan Committee. His experience has proved to be invaluable in keeping a remarkably low loan delinquency and charge-off rate. Steady loan growth is a crucial factor that has helped Centra’s assets to continually grow.

Vice President, Operations.  Karla J. Strosnider is Vice President of Operations. Ms. Strosnider received a base salary of $92,000 in 2006. She also received an Annual Incentive Bonus of $35,500, and additional compensation in the amount of $18,415, bringing her total compensation to $145,915. These amounts are shown on the Summary Compensation Table.

In 2006, Ms. Strosnider led the conversion that concluded the acquisition of Smithfield State Bank. Her foresight and initiative was critical in making this transition extremely smooth and problem-free. In addition, Ms. Strosnider led several new operations and product development projects in 2006. The Compensation Committee has great confidence in her ability to lead.

EXECUTIVE COMPENSATION–SUMMARY COMPENSATION TABLE

The following table sets forth for each of the senior executives: (i) the dollar value of base salary and bonus earned during the year ended December 31, 2006; (ii) the aggregate grant date fair value of stock and option awards granted during the year; (iii) the dollar value of earnings under non-equity incentive plans; (iv) the change in pension value and non-qualified deferred compensation earnings for the year; (v) all other compensation for the year; and (vi) the dollar value of total compensation for the year.

SUMMARY COMPENSATION TABLE

							Change in
						Non-	Pension Value
						Equity	and
						Incentive	Nonqualified
						Plan	Deferred	All Other
				Stock	Option	Compen-	Compensation	Compen-
Name and Principal		Salary	Bonus	Awards	Awards	sation	Earnings	sation ($)	Total
Position	Year	($)	($)(4)	($)	($)	($)	($)	(1)(2)(3)	($)

Douglas J. Leech,	2006	250,000	100,000	—	—	—	72,690	47,269	469,959
President and Chief Executive Officer
Henry M. Kayes, Jr.,	2006	150,000	50,000	—	—	—	3,283	9,818	213,101
President, Martinsburg Region
Kevin D. Lemley,	2006	110,000	35,500	—	—	—	14,681	11,337	171,518
Vice President, CFO and Treasurer
E Richard Hilleary,	2006	96,000	25,500	—	—	—	12,732	11,364	145,596
Vice President, Commercial Lending
Karla J. Strosnider,	2006	92,000	35,500	—	—	—	4,793	13,622	145,915
Vice President, Operations

(1)	Includes life insurance premium payments for insurance provided to Mr. Leech, reimbursement of payroll taxes related to Centra Financial’s Supplemental Employee Retirement Plan (see note 14 of Form 10-K), and reimbursement for personal use of bank vehicle.

(2)	Includes Centra Financial’s matching portion of 401(k) contributions.

(3)	Includes group term life insurance coverage in excess of $50,000 for all executive officers, reimbursement of payroll taxes related to Centra Financial’s Supplemental Employee Retirement Plan (see note 14 of financial statements contained in Form 10-K), income reportable in compensation related to Centra Financial’s Supplemental Employee Retirement Plan, and also includes reimbursement for personal use of bank vehicle.

(4)	No bonus for Mr. Leech was awarded or paid during calendar year 2006. The bonus noted above for Mr. Leech was awarded and paid in 2007.

Retirement Plans

Centra offers a 401K Plan to qualified employees and maintains various Supplemental Executive Retirement Plans (“SERP”) for key executives, which are summarized in the tables and narratives below:

PENSION BENEFITS TABLE

			Present
			Value of
		Number of Years	Accumulated	Payments During
		Credited Service	Benefit	Last Fiscal Year
Name	Plan Name	(#)	($)	($)

Douglas J. Leech	Executive Supplemental Retirement Plan	Not applicable	873,843	None
Henry M. Kayes, Jr.	Executive Salary Continuation Plan	Not applicable	48,705	None
Kevin D. Lemley	Executive Salary Continuation Plan	Not applicable	221,259	None
E. Richard Hilleary	Executive Salary Continuation Plan	Not applicable	188,860	None
Karla J. Strosnider	Executive Salary Continuation Plan	Not applicable	71,084	None

Description of SERP Benefits for Lemley, Hilleary, Kayes and Strosnider Effective June 13, 2005

The benefits provided under the SERP Agreements are defined benefit plans. Centra has recorded a liability reflecting its obligation under the plan for the benefit of the covered executives. For purposes of this plan description, “normal retirement age,” means age 65 and “early retirement age” means 62. The benefits described below are not cumulative, and only one of the paragraphs below will apply to each of Lemley, Hilleary, Kayes, and Strosnider.

Benefit Upon Retirement Upon the executive’s retirement from the Company after reaching normal retirement age, and provided the executive has remained in the continuous employment of the Company, he or she will receive an annual benefit equal to $40,000. The benefit is payable in 120 equal monthly installments commencing the first day of the month following his or her retirement date. The present value of the accumulated benefit upon retirement for Mr. Lemley under this agreement is $119,285. The present values of the accumulated benefits for Hilleary, Kayes, and Strosnider are reflected in the Pension Benefits Table above.

Benefit Upon Early Retirement Upon the executive’s retirement from the Company after reaching early retirement age, and provided the executive has remained in the continuous employment of the Company, he or she will receive a benefit equal to the corresponding benefit in the plan agreement. The benefit is payable in 120 equal monthly installments commencing the first day of the month following his or her retirement date. At December 31, 2006, no participants in this plan met the criteria for early retirement.

Benefit Upon Termination of Service by the Company without Cause or Voluntary Resignation Upon the executive’s termination by the Company without cause or the executive’s voluntary resignation of service, the Bank will pay the Executive the vested accrued liability balance. In 2006, no benefits were payable under these SERP agreements.

Benefit Upon Death Prior to Retirement Upon the executive’s death prior to normal retirement age, no death benefit is payable from the SERP Agreements.

Benefit Upon Termination of Service by Reason of Disability In the event the executive’s employment is terminated by reason of his or her disability, the executive will receive a benefit equal to the accrued liability balance plus earnings at the Normal Retirement Age. In addition, payments will be made to a Disability Trust and are payable at Normal Retirement Age. The present value of disability benefits for Mr. Lemley under this agreement is

$119,285, and the present values of the accumulated benefits for Hilleary, Kayes, and Strosnider are reflected in the Pension Benefits Table above.

Termination for Cause If the executive is terminated for cause (as defined in the SERP Agreements), all benefits under the agreement will be forfeited.

Change of Control Upon the executive’s termination of employment other than for cause following a change of control, he or she will receive the benefits described above under “Benefit Upon Retirement,” as if the executive had been continuously employed by the Company until he or she reaches age 65.

Description of SERP Benefits for Kevin Lemley Plan of 1989 and amended in 2001

The benefits provided under the SERP Agreement are a defined benefit plan. Centra has recorded a liability reflecting its obligation under the plan for the benefit of the covered executive. For purposes of this plan description, “normal retirement age,” means age 65 and “early retirement age” means 55. The benefits described below are not cumulative, and only one of the paragraphs below will apply to Mr. Lemley.

Benefit Upon Retirement Upon the executive’s retirement from the Company after reaching normal retirement age, and provided the executive has remained in the continuous employment of the Company, he will receive an annual benefit equal to $35,000. The benefit is payable in 120 equal monthly installments commencing the first day of the month following his retirement date. The present value of the accumulated benefits under this agreement is $101,974.

Benefit Upon Early Retirement Upon the executive’s retirement from the Company after reaching early retirement age, and provided the executive has remained in the continuous employment of the Company, he will receive a benefit equal to the corresponding benefits according to the plan agreement. The benefit is payable in 120 equal monthly installments commencing the first day of the month following his early retirement date. At December 31, 2006, Mr. Lemley did not meet the criteria for early retirement. Benefit Upon Termination of Service by the Company without Cause or Voluntary Resignation Upon the executive’s termination by the Company without cause or the executive’s voluntary resignation of service, the plan will terminated and no benefits are payable.

Benefit Upon Death Prior to Retirement Upon the executive’s death prior to normal retirement age, the bank will pay an annual benefit of $35,000 for 120 months or a lump sum beginning the first day of the second month following the decease of the executive. The present value of the accumulated benefits under this agreement is $101,974.

Benefit Upon Termination of Service by Reason of Disability In the event the executive’s employment is terminated by reason of his disability, no benefit is payable.

Termination for Cause If the executive is terminated for cause (as defined in the SERP Agreements), all benefits under the agreement will be forfeited.

Change of Control Upon the executive’s termination of employment other than for cause following a change of control, he or she will receive the benefits described above under “Benefit Upon Retirement,” or “Benefit Upon Early Retirement,” as if the executive had been continuously employed by the Company until Normal Retirement age or Early Retirement Age, respectively.

Description of SERP Benefits for Douglas Leech

The benefits provided under the SERP Agreements are informally funded from life insurance carried on the executive that is purchased and owned by the Company. Pursuant to the SERP Agreements, the company established a “pre-retirement account” as a liability reserve account for the benefit of the executive. Each year, Centra adjusts the pre-retirement account by an amount equal to the annual earnings or loss for that plan year. As of December 31, 2006, Centra has accrued a liability of $480,000 for Mr. Leech’s benefits. This accrual represents six years worked out of 19 years between the date of the SERP agreement and Mr. Leech’s expected retirement at age 65.

For purposes of this description, the “Index Retirement Benefit” is equal to the excess of the annual earnings (if any) determined by the life insurance contract for that year less the after-tax Opportunity Cost for that year. For purposes of this plan description, “normal retirement age,” means age 65 and “early retirement age” means 60. Except for the insurance benefit described below, the benefits described below are not cumulative, and only one of the paragraphs below will apply to Mr. Leech.

One of the following will be paid in addition to the endorsement split dollar death benefit.

Benefit Upon Retirement Upon the executive’s retirement from the Company after reaching normal retirement age, and provided the executive has remained in the continuous employment of the Company, he or she will receive a benefit equal to the balance in his pre-retirement account, payable in seven or fifteen equal annual installments commencing thirty days following his retirement date. In addition to these payments, the executive will receive, commencing with the year in which the executive retires and continuing until his death, an annual benefit equal to the Index Retirement Benefit. The total annual amount of said benefit is guaranteed to be at least $150,000. The present value of the accumulated benefits for Mr. Leech is $873,843.

Benefit Upon Early Retirement Upon the executive’s early retirement from the Company after reaching normal retirement age, and provided the executive has remained in the continuous employment of the Company, he will receive a benefit equal to the balance in his pre-retirement account, payable in seven or fifteen equal annual installments, at Mr. Leech’s option, commencing thirty days following his retirement date. In addition to these payments, the executive will receive, commencing with the year in which the executive retires and continuing until his death, an annual benefit equal to the Index Retirement Benefit. The total annual amount of said benefit is guaranteed to be at least $150,000 annually based upon a 15 year pay-out. The present value of the accumulated benefits for early retirement for Mr. Leech is $1,111,120.

Benefit Upon Termination of Service by the Company with or without Cause or Voluntary Resignation Upon the executive’s termination by the Company with or without cause or the executive’s voluntary resignation of service, subsequent to the executive reaching early retirement age, he will receive a benefit equal the balance in his preretirement account. This benefit will be paid in seven or fifteen equal annual installments beginning 30 days subsequent to early retirement age. In addition to these payments, commencing subsequent to age 60 and continuing until his death, the executive will receive an annual benefit equal to the Index Retirement Benefit. The present value of accumulated benefits for termination for Mr. Leech is $1,111,120. Mr. Leech’s termination benefits may be subject to FDIC prohibition if the bank fails to meet certain standards which are described in “Regulatory Limits on Certain Transaction Payments” described above. The Company currently meets those standards.

Benefit Upon Death Prior to Receipt of Full-Balance of Pre-Retirement Account Balance Upon the executive’s death prior to having received the full balance of his pre-retirement account, the unpaid balance will be paid in a lump sum to the executive’s beneficiary. The death benefit will be paid on the first day of the second month following the executive’s death. The value of the pre-retirement account for death prior to retirement is $452,208.

Benefit Upon Termination of Service by Reason of Disability In the event the executive’s employment is terminated by reason of his disability, the executive will receive the benefit described above under “Benefit Upon Retirement,” on age 65 or subsequent to the bank’s long term disability policy terminating, whichever occurs first. The present value of accumulated benefits for disability is $873,843.

Change of Control Upon the executive’s termination of employment other than for cause following a change of control, Mr. Leech would receive the benefits described above under “Benefit Upon Retirement,” as if the executive had been continuously employed by the Company until he reaches age 65.

GRANTS OF PLAN-BASED AWARDS

Centra Financial did not grant any stock options or stock awards to the named executive officers during 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards
			Equity Incentive
			Plan Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexercised
	Options	Options	Unearned	Option	Option
	(#)	(#)	Options	Exercise Price	Expiration
Name	Exercisable	Unexercisable	(#)	($)	Date

Douglas J. Leech	99,825	—	—	7.51	04-30-2010
	9,982	—	—	9.39	01-09-2011
	16,638	—	—	9.39	11-01-2011
	5,324	—	—	11.65	05-14-2013
	68,561	25,762	—	11.64	02-27-2015
Henry M. Kayes, Jr.	13,310	—	—	9.39	01-09-2011
	13,310	—	—	9.39	11-21-2011
	9,984	3,326	—	11.65	12-11-2013
	3,630	10,890	—	11.64	02-27-2015
Kevin D. Lemley	18,634	—	—	7.51	04-30-2010
	7,986	—	—	8.26	01-02-2011
	7,986	—	—	9.39	11-21-2011
	9,984	3,326	—	11.65	12-11-2013
	2,118	6,352-	—	11.64	02-27-2015
E. Richard Hilleary	13,310	—	—	7.51	04-30-2010
	3,993	—	—	8.26	01-02-2011
	13,310	—	—	9.39	11-21-2011
	9,984	3,326	—	11.65	12-11-2013
	2,118	6,352	—	11.64	02-27-2015
Karla J. Strosnider	10,648	—	—	7.51	04-30-2010
	3,993	—	—	8.26	01-02-2011
	6,655	—	—	9.39	11-21-2011
	3,993	1,331	—	11.65	12-11-2013
	2,118	6,352	—	11.64	02-27-2015

The company has not granted any stock awards as of December 31, 2006.

Mr. Leech was granted 99,825 shares of stock options on May 1, 2000. Those shares vested as follows: May 1, 2000 – 46,585 shares; May 1, 2001 – 13,310 shares; May 1, 2002 – 13,310 shares; May 1, 2003 – 13,310 shares; and May 1, 2004 – 13,310 shares. Mr. Leech was granted 9,982 shares on January 10, 2001. Those shares vested as follows: January 10, 2002 – 1,664 shares; January 10, 2003 – 1664 shares; January 10, 2004 – 1663 shares; and January 10, 2005 – 4,991 shares. Mr. Leech was granted 16,638 shares of stock options on November 2, 2001. Those shares vest as follows: November 2, 2002 – 3,308 shares; November 2, 2003 – 3,307 shares; November 2, 2004 – 3,307 shares; and November 2, 2005 – 6,716 shares. Mr. Leech was granted 5,324 shares of stock options on May 15, 2003 and those shares vested on May 15, 2003. Mr. Leech was granted 94,323 shares of stock options on February 28, 2005. Those options vested or will vest as follows: February 28, 2005 – 59,974 shares; February 28, 2006 – 8,587 shares; February 28, 2007 – 8,587 shares; February 28, 2008 – 8,587 shares; and February 28, 2009 – 8,588 shares.

Mr. Kayes was granted 13,310 shares of stock options on January 10, 2001. Those shares vested as follows: January 10, 2002 – 3,328 shares; January 10, 2003 – 3,328 shares; January 10, 2004 – 3,328 shares; and January 10, 2005 – 3,326 shares. Mr. Kayes was granted 13,310 shares of stock options on November 22, 2001. Those shares vested as follows: November 22, 2002 – 3,328 shares; November 22, 2003 – 3,328 shares; November 22, 2004 -

3,328 shares; and November 22, 2005 – 3,326 shares. Mr. Kayes was granted 13,310 shares of stock options on December 12, 2003. Those shares vested or vest as follows: December 12, 2004 – 3,328 shares; December 12, 2005 – 3,328 shares; December 12, 2006 – 3,328 shares; and December 12, 2007 – 3,326 shares. Mr. Kayes was granted 14,520 shares of stock options on February 28, 2005. Those shares vested or vest as follows: February 28, 2006 – 3,630 shares; February 28, 2007 – 3,630 shares; February 28, 2008 – 3,630 shares; and February 28, 2009 – 3,630 shares.

Mr. Lemley was granted 18,634 shares of stock options on May 1, 2000. Those shares vested as follows: May 1, 2000 – 5,324 shares; May 1, 2001 – 3,328 shares; May 1, 2002 – 3,328 shares; May 1, 2003 – 3,328 shares; and May 1, 2004 – 3,326 shares. Mr. Lemley was granted 7,986 shares of stock options on January 3, 2001. Those shares vested as follows: January 3, 2002 – 1,997 shares; January 3, 2003 – 1,997 shares; January 3, 2004 – 1,997 shares; and January 3, 2005 – 1,995 shares.

Mr. Lemley was granted 7,986 shares of stock options on November 22, 2001. Those shares vested as follows: November 22, 2002 – 1,997 shares; November 22, 2003 – 1,997 shares; November 22 – 1,997 shares; and November 22, 2005 – 1,995 shares. Mr. Lemley was granted 13,310 shares of stock options on December 12, 2003. Those shares vested or vest as follows: December 12, 2004 – 3,328 shares; December 12, 2005 – 3,328 shares; December 12, 2006 – 3,328 shares; and December 12, 2007 – 3,326 shares. Mr. Lemley was granted 8,470 shares of stock options on February 28, 2005. Those options vested or will vest as follows: February 28, 2006 – 2,118 shares; February 28, 2007 – 2,118 shares; February 28, 2008 – 2,118 shares; and February 28, 2009 – 2,116 shares.

Mr. Hilleary was granted 13,310 shares of stock options on May 1, 2000. Those shares vested as follows: May 1, 2000 – 2,662 shares; May 1, 2001 – 2,662 shares; May 1, 2002 – 2,662 shares; May 1, 2003 – 2,662 shares; and May 1, 2004 – 2,662 shares. Mr. Hilleary was granted 3,993 shares of stock options on January 3, 2001. Those shares vested as follows: January 3, 2002 – 998 shares; January 3, 2003 – 998 shares; January 3, 2004 – 998 shares; and January 3, 2005 – 999 shares. Mr. Hilleary was granted 13,310 shares of stock options on November 22, 2001. Those shares vested as follows: November 22, 2002 – 3,328 shares; November 22, 2003 – 3,328 shares; November 22 – 3,328 shares; and November 22, 2005 – 3,326 shares. Mr. Hilleary was granted 13,310 shares of stock options on December 12, 2003. Those shares vested or vest as follows: December 12, 2004 – 3,328 shares; December 12, 2005 – 3,328 shares; December 12, 2006 – 3,328 shares; and December 12, 2007 – 3,326 shares. Mr. Hilleary was granted 8,470 shares of stock options on February 28, 2005. Those options vested or will vest as follows: February 28, 2006 – 2,118 shares; February 28, 2007 – 2,118 shares; February 28, 2008 – 2,118 shares; and February 28, 2009 – 2,116 shares.

Ms. Strosnider was granted 10,648 shares of stock options on May 1, 2000. Those shares vested as follows: May 1, 2001 – 2,662 shares; May 1, 2002 – 2,662 shares; May 1, 2003 – 2,662 shares; and May 1, 2004 – 2,662 shares. Ms. Strosnider was granted 3,993 shares of stock options on January 3, 2001. Those shares vested as follows: January 3, 2002 – 998 shares; January 3, 2003 – 998 shares; January 3, 2004 – 998 shares; and January 3, 2005 – 999 shares. Ms. Strosnider was granted 6,655 shares of stock options on November 22, 2001. Those shares vested as follows: November 22, 2002 – 1,664 shares; November 22, 2003 – 1,664 shares; November 22 – 1,664 shares; and November 22, 2005 – 1,663 shares. Ms. Strosnider was granted 5,324 shares of stock options on December 12, 2003. Those shares vested or vest as follows: December 12, 2004 – 1,331 shares; December 12, 2005 – 1,331 shares; December 12, 2006 – 1,331 shares; and December 12, 2007 – 1,331 shares. Ms. Strosnider was granted 8,470 shares of stock options on February 28, 2005. Those options vested or will vest as follows: February 28, 2006 – 2,118 shares; February 28, 2007 – 2,118 shares; February 28, 2008 – 2,118 shares; and February 28, 2009 – 2,116 shares.

OPTION EXERCISES AND STOCK VESTED

There were no option awards or stock awards exercised by the named executive officers during 2006.

Director Compensation

The following table represents director compensation for 2006.

					Change in
					Pension
	Fees				Value and
	Earned or			Non-Equity	Nonqualified
	Paid in	Stock	Option	Incentive Plan	Deferred	All Other
	Cash	Awards	Awards	Compensation	Compensation	Compensation	Total
Name	($)	($)	($)	($)	Earnings	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

C. Christopher Cluss	600	—	—	—	—	—	600
James W. Dailey, II	11,850	—	—	—	254	—	12,104
Arthur Gabriel	5,900	—	—	—	129	—	6,029
Douglas J. Leech	12,750	—	—	—	—	—	12,750
Robert A. McMillan	11,850	—	—	—	—	—	11,850
Mark R. Nesselroad	7,950	—	—	—	—	—	7,950
Parry G. Petroplus	5,800	—	—	—	—	—	5,800
Milan Puskar	5,900	—	—	—	—	—	5,900
Paul T. Swanson	7,400	—	—	—	—	—	7,400
Bernard G. Westfall	10,150	—	—	—	—	—	10,150

Ownership of Securities by Directors and Executive Officers

The following table sets forth the number of shares of Centra Financial’s common stock that directors and executive officers own as of January 31, 2007. Unless otherwise indicated, all persons listed below have sole voting and investment powers over all shares beneficially owned. No shareholder is known to Centra Financial to be the beneficial owner of more than 5% of the outstanding common stock of Centra Financial as of January 31, 2007.

		Shares of
	Shares of Common	Common Stock	Amount of
	Stock Beneficially	Subject to Right	Beneficial	Percent of
Name	Owned(1)	to Acquire(2)	Ownership	Ownership

James W. Dailey II	39,999	11,888	51,887	0.99
C. Christopher Cluss	14,823	—	14,823	0.28
Arthur Gabriel	1,452	7,627	9,079	0.17
Douglas J. Leech	40,779	200,331	241,110	4.61
Robert A. McMillan	77,804	11,888	89,692	1.71
Mark R. Nesselroad	72,508	7,806	80,314	1.53
Parry G. Petroplus(3)	22,137	7,796	29,933	0.57
Milan Puskar	134,834	7,606	142,440	2.72
Paul T. Swanson	68,910	7,895	76,805	1.47
Bernard G. Westfall	32,730	7,606	40,336	0.77
Edward Franzcyk.	488	—	488	0.01
Henry M. Kayes, Jr.	7,255	43,862	51,117	0.98
S. Todd Eckels	13,860	—	13,860	0.26
Kevin D. Lemley	42,638	48,822	91,460	1.75
E. Richard Hilleary	33,473	44,829	78,302	1.50
Karla J. Strosnider	717	29,523	30,240	0.58
Timothy P. Saab	27,880	44,829	72,709	1.39
John T. Fahey	13,783	28,857	42,640	0.81

All directors and executive officers as a group (eighteen persons)	646,070	511,165	1,157,235	22.10

1)	Beneficial ownership is determined in accordance with Rule 13(d)-3 under the Securities Exchange Act of 1934, as amended, and includes shares held by immediate family living in the same household and any related entity in which a 10% or greater ownership percentage is maintained.

2)	Includes options to acquire shares of Centra that are or become exercisable within sixty days of January 31, 2006.

3)	Mr. Petroplus has pledged 16,250 shares of Centra Financial stock as collateral for loans with Centra Bank.

DESCRIPTION OF CENTRA FINANCIAL’S COMMON STOCK

General Rights

The articles of incorporation and bylaws of the company govern the holding company’s shareholders. The company’s shareholders have the following rights:

•	Holders of company common stock are entitled to one vote for each share of common stock and to receive pro rata any assets distributed to shareholders upon liquidation.

•	Shareholders do not have preemptive rights.

•	Shareholders have the right under West Virginia law to dissent from certain corporate transactions and to elect dissenters’ rights.

•	The board of directors may fill a vacancy of the board occurring during the course of the year, including a vacancy created by an increase in the number of directors.

Dividends and Dividend Rights

Centra Financial’s stockholders are entitled to receive dividends when and as declared by the board of directors, subject to various regulatory restrictions. Dividends by Centra Financial are dependent on the ability of Centra Bank to pay dividends to Centra Financial. Dividends of Centra Bank are subject to the restrictions contained in W.Va. Code § 31A-4-25. That statute provides that not less than one-tenth part of the net profits of the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a bank’s surplus fund until the surplus fund equals the amount of its capital stock. Centra Bank has met this provision of the statute. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. The statute defines “net profits” as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.

Centra Financial’s future cash dividends will depend on its consolidated earnings, general economic conditions, financial condition of its subsidiaries and other factors generally affecting dividend policy.

Voting Rights

All voting rights with respect to Centra Financial are vested in the holders of Centra Financial’s common stock. In the election of directors, the shareholders of Centra Financial have the right to vote the number of shares owned by them for as many persons as there are directors to be elected, or to cumulate such shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of shares they own, or to distribute them on the same principle among as many candidates as they may decide. For all other purposes, each share is entitled to one vote.

Preemptive Rights

The holders of common stock of Centra Financial have no preemptive rights to subscribe to any additional securities which Centra Financial may issue. If Centra Financial should decide to issue any or all of these shares, the effect could be to dilute the percentage ownership of the shareholders.

Indemnification

Directors and officers of Centra Financial or persons serving at the request of Centra Financial as directors, officers, employees or agents of another corporation or organization (including any of its subsidiaries) are entitled to indemnification as provided in its articles of incorporation.

In general, indemnification is provided for reasonable costs and expenses, fees and reasonable payments in settlement, except in matters in which the person is adjudged to be liable for gross negligence, willful misconduct or criminal acts.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Antitakeover Provisions

Centra Financial’s articles of incorporation and bylaws contain the following antitakeover provisions.

•	Staggered Directors’ Terms. The directors of Centra Financial are elected for staggered terms of three years with no more than one-third of the directors being elected in any one year. This provision has the effect of making it more difficult and time consuming for a shareholder who has acquired or controls a majority of Centra Financial’s outstanding common stock to gain immediate control of the board of directors or otherwise disrupt Centra Financial’s management.

•	Advance Notice for Director Candidates. Centra Financial’s bylaws require that shareholders who intend to nominate candidates for election to the board of directors must give written notice at least 14 days prior to the date of any shareholders’ meeting called for the purpose of electing directors. The advance notice requirements in Centra Financial’s bylaws affords the board of directors the opportunity to consider the qualifications of the proposed nominees and, to the extent necessary, to inform the shareholders about these qualifications.

•	80% Vote Required to Remove Directors. Centra Financial’s articles of incorporation and bylaws provide that holders of at least 80% of the voting power of shares entitled to vote generally in the election of directors may remove a director. This provision in Centra Financial’s articles and bylaws makes it more difficult for a third party to fill vacancies created by removal with its own nominees.

•	Centra Financial’s Articles of Incorporation Contain Supermajority Provisions. The supermajority provisions in Centra Financial’s articles of incorporation and bylaws provide that the affirmative vote of the holders of at least 80% of the outstanding shares of the voting stock of Centra Financial will be required to amend or repeal articles of incorporation provisions dealing with the classification of the board of directors, director nominations, appointment to newly created directorships, vacancies of directors, removal of directors and business combinations by unsolicited and unapproved third parties.

Centra Financial’s articles also require a two-thirds affirmative vote of the members of the board to amend the bylaws to change the principal office, change the number of directors, change the number of directors on the executive committee or make a substantial change in the duties of the chairman of the board of the directors and the president. The purpose of a supermajority requirement is to prevent a shareholder with a majority of Centra Financial’s voting power from avoiding the requirements of the foregoing by simply repealing them.

•	Advance Notice Requirements for Shareholder Proposals. Centra Financial’s bylaws require that a shareholder wishing to bring business before an annual meeting of shareholders must give 40 days’ advance notice to Centra Financial. This advance notice requirement gives the board the opportunity to consider the shareholder’s proposal and to inform the other shareholders about the proposal and the board’s position regarding it. This provision could discourage a shareholder from bringing a matter before an annual meeting.

•	Fair Price Provision. Centra Financial’s articles of incorporation contain what is known as a “fair price provision.” The fair price provision requires the approval of at least 80% of Centra Financial’s shares entitled to vote to approve transactions with an interested shareholder except in cases where either (1) price criteria and procedural requirements are satisfied, or (2) a majority of Centra Financial’s board of directors recommends the transaction to the shareholders. If the minimum price criteria and procedural requirements are met or the requisite approval of Centra Financial’s board of directors are given, the normal requirements of West Virginia law would apply.

An “interested shareholder” is any person, other than Centra Financial or any of its subsidiaries, who is, or who was within the two-year period immediately before the announcement of a proposed business combination, the beneficial owner of more than 10% of Centra Financial’s voting power. It also includes any person who is an assignee of, or has succeeded to, any shares of voting stock in a transaction not involving a public offering which were at any time within the prior two-year period beneficially owned by interested shareholders. A “disinterested director” is any member of the board of directors of Centra Financial who is not affiliated with an interested shareholder and who was a director of Centra Financial prior to the time the interested shareholder became an interested shareholder. It also includes any successor to a disinterested director who is not affiliated with an interested shareholder and who was recommended by a majority of the disinterested directors then on the board.

Advantages of Centra Financial’s Antitakeover Provisions

The provisions discussed above may constitute defensive measures because they may discourage or deter a third party from attempting to acquire control of Centra Financial. The purpose of these provisions is to discourage and to insulate the corporation against hostile takeover efforts which Centra Financial’s board of directors might determine are not in the best interests of Centra Financial and its shareholders. We believe that these provisions are reasonable precautions to ensure that a party seeking control will discuss its proposal with management.

Disadvantages of Centra Financial’s Antitakeover Provisions

The classification of the board of directors makes it more difficult to change directors because they are elected for terms of three years rather than one year, and at least two annual meetings instead of one are required to change a majority of the board of directors. Furthermore, because of the smaller number of directors to be elected at each annual meeting, holders of a minority of the voting stock may be in a less favorable position to elect directors through the use of cumulative voting. The supermajority provisions make it more difficult for shareholders to effect changes in the classification of directors.

The ability of the board of directors to issue additional shares of common and preferred stock also permits the board of directors to authorize issuance of the stock which may be dilutive and, in the case of preferred stock, which may affect the substantive rights of shareholders without requiring an additional shareholder vote.

Collectively, the provisions may be beneficial to management in a hostile takeover attempt, making it more difficult to effect changes, and at the same time, adversely affecting shareholders who might wish to participate in a takeover attempt.

PLAN OF DISTRIBUTION

Centra Financial will offer shares of its common stock to the public primarily through sales made by its directors, officers and employees, on a best-efforts basis. These individuals will use personal contact, telephone, mail or other media to solicit subscriptions. No Centra Financial or Centra Bank director, consultant, officer or employee will receive any additional compensation for assisting with the sale of Centra Financial’s common stock. The expenses of the offering are estimated to be $60,000, including legal, accounting, printing and postage expenses. Centra Financial reserves the right to issue shares through sales made by brokers or dealers in securities, in which case expenses may exceed the amounts listed above. See “Terms of the Offering.”

LEGAL MATTERS

The legality of the shares of common stock offered by this prospectus will be passed upon by Jackson Kelly PLLC, Charleston, West Virginia, counsel to Centra Financial.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Additionally, we file annual, quarterly and current reports with the Securities and Exchange Commission. You can read and copy any document we file at the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-5561, and the Securities and Exchange Commission’s Regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Web site is http://www.sec.gov.

You should rely only on the information contained in this prospectus. Centra Financial has not authorized anyone to provide prospective investors with any different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date hereof, regardless of the time of the delivery of this prospectus or any sale of these securities.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Centra Financial Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Centra Financial Holdings, Inc. and subsidiaries (Centra) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Centra’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Centra’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Centra’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centra Financial Holdings, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Centra changed its method for the recognition of stock-based compensation expense in accordance with Financial Accounting Standards Board Statement 123(R), “Share Based Payments.”

/S/ ERNST & YOUNG LLP

Cleveland, Ohio
March 26, 2007

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2005
	(Dollars in thousands, except per share data)

ASSETS
Cash and cash equivalents	$18,353	$11,162
Interest-bearing deposits in other banks	3,211	1,634
Federal funds sold	37,908	10,633

Total cash and cash equivalents	59,472	23,429
Available-for-sale securities, at estimated fair value (amortized cost of $124,447 in 2006 and $49,736 in 2005)	125,130	49,748
Loans	693,520	463,496
Allowance for loan losses	(10,336)	(6,907)

Net loans	683,184	456,589
Premises and equipment	13,926	9,264
Loans held for sale	1,011	1,507
Goodwill and other intangible assets	17,712	—
Other assets	13,418	10,219

Total assets	$913,853	$550,756

LIABILITIES
Deposits:
Non-interest-bearing	$98,275	$63,627
Interest-bearing	705,913	420,905

Total deposits	804,188	484,532
Short-term borrowings	25,366	18,536
Long-term debt	20,000	10,000
Other liabilities	7,347	3,815

Total liabilities	856,901	516,883
Stockholders’ equity:
Preferred stock, $1 par value, 1,000,000 authorized, none issued	—	—
Common stock, $1 par value, 50,000,000 authorized, 4,197,140 and 2,817,309 issued and outstanding on December 31, 2006 and 2005, respectively	4,197	2,817
Additional paid-in capital	48,349	25,016
Accumulated earnings	3,996	6,033
Accumulated other comprehensive income	410	7

Total stockholders’ equity	56,952	33,873

Total liabilities and stockholders’ equity	$913,853	$550,756

See Notes to Consolidated Financial Statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
	2006	2005	2004
	(Dollars in thousands, except per share data)

Interest income:
Loans, including fees	$43,975	$28,064	$19,280
Loans held for sale	171	164	112
Securities available-for-sale	4,263	781	459
Interest-bearing bank balances	244	96	33
Federal funds sold	1,548	425	130

Total interest income	50,201	29,530	20,014
Interest expense:
Deposits	20,749	10,300	6,609
Short-term borrowings	1,098	423	116
Long-term debt	1,129	565	121

Total interest expense	22,976	11,288	6,846

Net interest income	27,225	18,242	13,168
Provision for credit losses	2,327	1,341	2,160

Net interest income after provision for credit losses	24,898	16,901	11,008
Other income:
Service charges on deposit accounts	1,241	903	865
Other service charges and fees	1,224	898	674
Secondary market income	808	1,002	815
Security losses	(40)	(247)	—
Other	365	332	143

Total other income	3,598	2,888	2,497
Other expense:
Salaries and employee benefits	10,015	6,247	4,759
Occupancy expense	1,840	1,379	969
Equipment expense	1,524	1,216	1,076
Advertising	1,031	855	553
Professional fees	420	391	403
Data processing	1,292	809	864
Other Outside Services	625	448	—
Other	3,988	2,120	1,726

Total other expense	20,735	13,465	10,350

Net income before income tax expense	7,761	6,324	3,155
Income tax expense	2,929	2,337	1,151

Net income	$4,832	$3,987	$2,004

Basic earnings per share	$1.33	$1.29	$.65
Diluted earnings per share	$1.22	$1.20	$.62
Basic weighted-average shares outstanding	3,631,888	3,090,611	3,088,532
Diluted weighted-average shares outstanding	3,957,668	3,313,688	3,241,926

See Notes to Consolidated Financial Statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				Accumulated
		Additional	Accumulated	Other
	Common	Paid-in	(Deficit)	Comprehensive
	Stock	Capital	Earnings	Income(Loss)	Total
	(Dollars in thousands)

Balance, December 31, 2003	$2,320	$25,419	$42	$57	$27,838
Issuance of a 10% stock dividend	232	(234)	—	—	(2)
Comprehensive income:
Net income	—	—	2,004	—	2,004
Other comprehensive loss:
Unrealized loss on available-for-sale securities, net of income taxes of $63				(95)	(95)

Total comprehensive income					1,909

Balance, December 31, 2004	2,552	25,185	2,046	(38)	29,745
Issuance of a 10% stock dividend	256	(258)	—	—	(2)
Issuance of common stock	9	89	—	—	98
Comprehensive income:
Net income	—	—	3,987	—	3,987
Other comprehensive income:
Unrealized gain on available-for-sale securities, net of income taxes of $128	—	—	—	193	193
Reclassification adjustment for losses included in net income, net of income taxes $98				(148)	(148)

Total comprehensive income					4,032

Balance, December 31, 2005	2,817	25,016	6,033	7	33,873
Issuance of a 10% stock dividend	381	6,488	(6,869)	—	—
Issuance of common stock	999	16,841	—	—	17,840
Payments for fractional shares		4	—	—	4
Comprehensive income:
Net income	—	—	4,832	—	4,832
Other comprehensive income:
Unrealized gain on available-for-sale securities, net of income taxes of $284	—	—	—	427	427
Reclassification adjustment for losses included in net income, net of income taxes $16				(24)	(24)

Total comprehensive income					5,235

Balance, December 31, 2006	$4,197	$48,349	$3,996	$410	$56,952

See Notes to Consolidated Financial Statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2006	2005	2004
	(Dollars in thousands)

Operating activities:
Net income	$4,832	$3,987	$2,004
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of discounts on securities	(488)	(27)	(11)
Amortization of premiums on securities	47	18	178
Loss on sale of securities	40	247	—
Provision for credit losses	2,327	1,341	2,160
Deferred income tax expense (benefit)	839	(535)	(816)
Depreciation	1,257	1,119	761
Loss (gain) on disposal of premises and equipment	3	(2)	101
Loans originated for sale	(60,916)	(69,543)	(57,354)
Proceeds from loans sold	62,207	70,255	57,589
Gain on sale of loans	(795)	(934)	(764)
(Decrease) increase in other liabilities	(5,008)	975	(477)
Decrease (increase) in other assets	463	(1,191)	(344)

Net cash provided by operating activities	4,808	5,710	3,027
Investing activities:
Purchases of premises and equipment	(4,581)	(3,319)	(2,630)
Retirement of premises and equipment	34	36	324
Purchases of life insurance	(173)	(1,873)	(118)
Purchases of available-for-sale securities	(44,642)	(46,426)	(28,087)
Sales and maturities of available-for-sale securities	134,375	19,901	27,271
Net cash paid for acquisition of Smithfield	(16,700)	—	—
Net increase in loans made to customers	(178,403)	(66,780)	(101,212)

Net cash used in investing activities	(110,090)	(98,461)	(104,452)
Financing activities:
Net increase in deposits	106,659	98,710	83,467
Net increase (decrease) in securities sold under agreement to repurchase	6,830	4,029	(2,446)
Proceeds of long-term debt issuance	10,000	—	10,000
Proceeds of stock offering	17,840	98	—
Payments for fractional shares	(4)	(2)	(2)

Net cash provided by financing activities	141,325	102,835	91,019

Increase (decrease) in cash and cash equivalents	36,043	10,084	(10,406)
Cash and cash equivalents — beginning of period	23,429	13,345	23,751

Cash and cash equivalents — end of period	$59,472	$23,429	$13,345

Supplemental cash flow information:
Interest paid	$11,288	$11,061	$6,693
Income taxes paid	$3,460	$3,069	$2,963

See Notes to Consolidated Financial Statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Centra Financial Holdings, Inc. and Subsidiaries (“Centra”) conform to U.S. generally accepted accounting principles and to general practices within the banking industry. Centra considers all of its principal activities to be banking related. Centra’s business activities are currently confined to one segment which is community banking. As a community banking entity, Centra offers its customers a full range of products through various delivery channels. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior period amounts have been reclassified to conform with the current period presentation. There was no impact to stockholders’ equity or net income.

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of Centra Financial Holdings, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold, all with original maturities of 90 days or less.

Investment Securities

Management determines the appropriate classification of investment securities at the time of purchase. Available-for-sale securities are those securities that would be available to be sold in the future in response to Centra’s liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses reported in a separate component of other comprehensive income. The cost of securities sold is based on the specific-identification method.

Loans

Loans are stated at the principal amount outstanding, net of any unearned income. Loans are deemed delinquent when scheduled principal or interest payments are 30 to 90 days past due.

Interest income is recognized on an accrual basis. Loan origination fees and certain direct costs are deferred and amortized into interest income as an adjustment to the yield over the term of the loan. Other credit-related fees such as commitment fees, letter, and line of credit fees are recognized as fee income when earned.

Loans are designated as non-performing when either principal or interest payments are 90 days or more past due, unless those loans are in the process of collection and, in management’s opinion, have a net realizable value of collateral that exceeds the principal and accrued interest. When a loan is placed on nonaccrual status, interest accruals are discontinued, previously accrued interest recognized in income in the current year is reversed, and interest accrued in prior years is charged against the allowance for loan losses. Interest received on non-performing loans is included in income only if principal recovery is reasonably assured. A non-performing loan is restored to accrual status when it is brought current, has performed in accordance with contractual terms for a reasonable period of time, and the collectibility of the total contractual principal and interest is no longer in doubt.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consistent with Centra’s existing method of income recognition for loans, interest income on impaired loans, except those classified as nonaccrual, is recognized as income using the accrual method. Centra’s method of income recognition for impaired loans that are classified as nonaccrual is to recognize interest income on the cash basis or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt.

Other Real Estate Owned

Other real estate owned (“OREO”) included in other assets in the Consolidated Balance Sheets was $10,000 and $204,000 as of December 31, 2006 and 2005, respectively. OREO consists of real estate acquired in foreclosure or other settlement of loans. Such assets are carried at the lower of the investment in the assets or the fair value of the assets less estimated selling costs. Any adjustment to the fair value at the date of transfer is charged against the allowance for loan losses. Any subsequent valuation adjustments as well as any costs relating to operating, holding, or disposing of the property are recorded in other expense in the period incurred.

Allowance for Credit Losses

Centra maintains an allowance for loan losses and an allowance for lending-related commitments such as unfunded loan commitments and letters of credit. The allowance for lending-related commitments is reported as a liability on the Consolidated Balance Sheets within other liabilities while the corresponding provision for these commitments is recorded as a component of the provision for credit losses. The combined allowances for loan losses and lending-related commitments are referred to as the allowance for credit losses.

Centra maintains an allowance for loan losses to absorb probable losses based on a quarterly analysis of the loan portfolio and estimation of the losses that have been incurred within the loan portfolio. This formal analysis determines an appropriate level and allocation of the allowance for loan losses among loan types and resulting provision for loan losses by considering factors affecting losses, including specific losses, levels and trends in impaired and nonperforming loans, historical loan loss experience, current national and local economic conditions, volume, growth and composition of the portfolio, regulatory guidance, and other relevant factors. Determining the amount of the allowance for loan losses requires significant judgment and the use of material estimates by management, which is inherently subjective. Increases to the allowance for estimated credit losses are made by charges to the provision for credit losses. Loans that are determined uncollectible are charged against the allowance for loan losses, while recoveries of previously charged-off loans would be credited to the allowance for loan losses.

Centra’s allowance for loan losses is the combination of estimated allowances for specific commercial credits, if any, and allowances for the remaining loans, grouped by similar characteristics. Management’s estimate of each component of the allowance for loan losses is based on certain observable data that management believes is the most reflective of the underlying credit losses being estimated.

A key element of Centra’s methodology for determining the allowance for loan losses is Centra’s formal credit risk monitoring procedures, which includes credit risk grading of individual commercial loans.

Commercial loans are assigned credit risk grades based on the individual borrower’s ability to meet its contractual obligations. Upon detection of the borrower’s inability to meet its contractual obligations, the loan is considered impaired and a specific allowance is determined. For the remaining loans, historical loss estimates are utilized and adjusted in consideration of known inherent risk factors. Any differences between net charge-offs and estimated losses are evaluated so that management can ensure the allowance for loan loss analysis adequately provides for the risk in the total loan portfolio.

Loans Held for Sale

Loans held for sale are real estate loans that Centra originated with the intent to sell in the secondary market. The loans are carried at the lower of aggregate cost or estimated fair value.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Centra depreciates its building, leasehold improvements, and premises; and furniture, fixtures, and equipment over estimated useful lives ranging from 7 to 31 years and 3 to 10 years, respectively.

Advertising Expense

Advertising costs are expensed as incurred.

Income Taxes

Deferred income taxes (included in other assets) are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the anticipated statutory tax rate that will be in effect when the differences are expected to reverse. Management believes that future taxable income will be sufficient to fully realize the deferred tax assets.

Stock-Based Compensation

Centra has nonqualified and incentive stock option plans for certain key employees and directors. In December 2004, the FASB revised SFAS 123, Accounting for Stock-Based Compensation, by issuing SFAS 123R, Share-Based Payment. SFAS 123R establishes new accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. Effective January 1, 2006, Centra adopted the provisions of SFAS 123R using the modified prospective method of transition. As a result of adopting Statement 123R, Centra began recognizing compensation expense over the period in which the related employee service is rendered, which generally is the vesting period. Accordingly, Centra recognized share-based compensation expense of $160,000 during 2006.

Prior to the adoption of SFAS 123R, Centra accounted for its stock option plans under APB No. 25, “Accounting for Stock Issued to Employees” whereby compensation expense for employee stock options was not recognized because the exercise price of Centra’s employee stock options equaled the market price of the underlying stock on the date of grant. Had compensation expense been determined using the fair-value method, pro forma net income and earnings per share for the years ended December 31, 2005 and 2004, would have been as follows:

	Year Ended December 31
	2005	2004
	(Dollars in thousands, except per share data)

Net income as reported	$3,987	$2,004
Stock-based compensation using fair value method	(393)	(239)

Pro forma net income	$3,594	$1,765

Basic earnings per share as reported	$1.29	$.65
Diluted earnings per share as reported	$1.20	$.62
Pro forma basic earnings per share	$1.16	$.57
Pro forma diluted earnings per share	$1.08	$.54

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options’ vesting period. The significant assumptions used in computing the fair value of stock options are disclosed in Note 15.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings Per Share

Basic earnings per share is determined by dividing net income by the weighted-average number of shares outstanding. Diluted earnings per share is determined by dividing net income by the weighted-average number of shares outstanding increased by the number of shares that would be issued assuming the exercise of stock options. The dilutive effect of stock options was 325,780 shares in 2006 and 223,078 shares in 2005.

Stock Dividend

On November 20, 2006, Centra’s Board of Directors authorized a 10% stock dividend to shareholders of record on December 4, 2006. Average shares outstanding and per share amounts included in the consolidated financial statements have been adjusted to give effect to the stock dividend.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes,” to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement No. 109 (SFAS 109), “Accounting for Income Taxes”, on the uncertainty in income taxes recognized in an enterprise’s financial statements. FIN 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. Centra will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. Based on management’s preliminary analysis, the adoption of FIN 48 is not expected to have a significant impact on Centra’s consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (FASB) published Statement No. 158 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS 158 requires employers to recognize in their statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Historically, Centra did not sponsor a defined benefit plan; however, as a result of the acquisition of Smithfield State Bank as of August 25, 2006, Centra became the sponsor of the Smithfield State Bank Benefit Plan. As of December 31, 2006, Centra froze the plan and the fair value of the plan assets approximated the projected benefit obligation. Thus, the plan was fully funded and the adoption of this statement will have no affect on the consolidated financial statements.

In February 2007, the FASB issued Statement No. 159 (SFAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 is effect for financial statements issued for fiscal years beginning after November 15, 2007, with earlier adoption permitted under certain circumstances. Centra does not expect that this standard will have a material affect on its financial statements.

In September 2006, the FASB also issued Statement No. 157 (SFAS 157), “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Centra does not expect that this standard will have a material impact on its consolidated financial statements.

In March 2006, the FASB issued Statement No. 156 (SFAS 156), “Accounting for Servicing of Financial Assets.” SFAS 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for Centra on January 1, 2007, and is not expected to have a material impact on Centra’s consolidated financial statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by Centra in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amounts reported in the balance sheet approximate their fair values.

Investment Securities

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices of comparable securities. Differences occurring due to these estimates are not material.

Loans

The fair value of performing variable rate loans that reprice frequently and performing demand loans, with no significant change in credit risk, is based on carrying value. The fair value of certain mortgage loans is based on quoted market prices of similar loans sold adjusted for differences in loan characteristics. The fair value of other performing loans (e.g., commercial real estate, commercial, and consumer loans) is estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Loans Held for Sale

The estimated fair value of loans held for sale is based upon the market price of similar loans which is not materially different than cost due to the short time duration between origination and sale.

Deposits

The carrying amounts of demand deposits, savings accounts, and certain money market deposits approximate their fair values. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies current rates offered for deposits of similar remaining maturities.

Short-Term Borrowings

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term debt

The carrying amounts of long-term debt approximate their fair value because the debt is a variable rate instrument repricing quarterly.

Off-Balance Sheet Financial Instruments

The fair value of loan commitments is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counter parties’ credit standing. The estimated fair value of these commitments approximates their carrying value.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated fair values of Centra’s financial instruments are as follows:

	2006		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(Dollars in thousands)

Financial assets:
Cash and cash equivalents	$59,472	$59,472	$23,429	$23,429
Investment securities	125,130	125,130	49,748	49,748
Loans	693,520	795,812	463,496	511,666
Loans Held for Sale	1,011	1,011	1,507	1,507
Financial liabilities:
Deposits	804,188	802,741	484,532	471,751
Short-term borrowings	25,366	25,366	18,536	18,536
Long-term debt	20,000	20,000	10,000	10,000

Bank premises and equipment and other information required to compute Centra’s aggregate fair value are not included in the above information. Accordingly, the above fair values are not intended to represent the aggregate fair value of Centra.

3.  INVESTMENT SECURITIES

	Securities Classified as Available-for-Sale
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
	(Dollars in thousands)

At December 31, 2006:
U.S. Treasury securities and obligations of U.S. government agencies and corporations	$108,421	$466	$(68)	$108,819
Tax-exempt securities	5,152	90	(17)	5,225
Other securities	10,874	215	(3)	11,086

Total available-for-sale securities	$124,447	$771	$(88)	$125,130

At December 31, 2005:
U.S. Treasury securities and obligations of U.S. government agencies and corporations	$47,390	$—	$(163)	$47,227
Tax-exempt securities	1,099	—	(2)	1,097
Other securities	1,247	177	—	1,424

Total available-for-sale securities	$49,736	$177	$(165)	$49,748

The estimated maturities presented in the tables below may differ from the contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties. The portfolio contains no single issue (excluding U.S. government and U.S. agency securities) that exceeds 10% of stockholders’ equity.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maturity distribution of available-for-sale securities:

	Contractual Maturities
	U.S. Treasury
	Securities and		Total
	Obligations of		Available-
	U.S. Government	Other	for-Sale
	Agencies	Securities	Securities
	(Dollars in thousands)

December 31, 2006
Within one year:
Amortized cost	$47,267	$1,069	$48,336
Fair value	$47,236	$1,071	$48,307
Yield	5.19%	5.53%	5.21%
1 to 5 years:
Amortized cost	$61,154	$8,743	$69,892
Fair value	$61,583	$8,822	$70,405
Yield	5.32%	5.19%	5.30%
5 to 10 years:
Amortized cost	$—	$5,256	$5,256
Fair value	$—	$5,325	$5,325
Yield	—%	4.45%	4.45%
Over 10 years:
Amortized cost	$—	$963	$963
Fair value	$—	$1,093	$1,093
Yield	—%	3.32%	3.32%
Total amortized cost	$108,421	$16,026	$124,447
Total fair value	$108,819	$16,311	$125,130
Total yield	5.26%	4.87%	5.21%

At December 31, 2006, investment securities having a carrying value of $40,035,000 were pledged to secure public deposits and repurchase agreements in accordance with federal and state requirements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Provided below is a summary of securities available-for-sale which were in an unrealized loss position at December 31, 2006 and 2005. Twenty-one and fourteen securities are in an unrealized loss position at December 31, 2006 and 2005, respectively. The company has the ability and the intent to hold these securities until such time as the value recovers or the securities mature. Further, the company believes the deterioration in value is attributable to changes in market interest rates and not credit quality of the issuer.

	Less Than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(Dollars in thousands)

At December 31, 2006:
U.S. government and agency securities	$46,570	$(25)	$16,454	$(43)	$63,024	$(68)
Tax-exempt securities	164	(1)	819	(16)	983	(17)
Other securities	303	(3)	—	—	303	(3)

Total loans	$47,037	$(29)	$17,273	$(59)	$64,310	$(88)

At December 31, 2005:
U.S. government and agency securities	$20,300	$(90)	$3,927	$(73)	$24,227	$(163)
Tax-exempt securities	377	(2)	—	—	377	(2)
Other securities	—	—	—	—	—	—

Total loans	$20,677	$(92)	$3,927	$(73)	$24,604	$(165)

4.  LOANS AND ALLOWANCE FOR LOAN LOSSES

The following is a detail of total loans outstanding as of December 31:

	2006	2005
	(Dollars in thousands)

Commercial	$98,878	$63,887
Real estate, commercial	350,007	241,384
Real estate, mortgage	179,248	115,683
Consumer	65,387	42,542

Total loans	$693,520	$463,496

The allowance for loan losses represents an estimation of probable credit losses inherent in the loan portfolio. Activity in the allowance for loan losses follows:

	2006	2005	2004
	(Dollars in thousands)

Balance, January 1	$6,907	$5,764	$3,827
Provision	1,830	1,301	2,160
Balance acquired through acquisition	2,671	—	—
Charge-offs	1,272	304	227
Recoveries	200	146	4

Net charge-offs	1,072	158	223

Balance, December 31	$10,336	$6,907	$5,764

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The allowance for credit losses on lending related commitments represents an estimation of probable credit losses inherent in the off balance sheet unused commitments and is classified as other liabilities in the financial statements. Activity in the allowance for loan losses on lending related commitments follows:

	2006	2005	2004
	(Dollars in thousands)

Balance, January 1	$670	$630	$535
Provision	497	40	95

Balance, December 31	$1,167	$670	$630

The recorded investment in loans that are considered to be impaired at December 31, 2006 and 2005 was $1,358,000 and $72,000, respectively. Average impaired loans outstanding for the years ended December 31, 2006, 2005, and 2004 was $579,000, $273,000, and $193,000, respectively. There is no associated allowance with the impaired loans based on the estimated collateral value. Interest income that would have been recognized on the impaired loans, if they were current under their original terms, and the cash basis income recognized in 2006 and 2005 was not material to the financial statements.

Centra’s lending is primarily focused in the north central and eastern panhandle areas of West Virginia and south western Pennsylvania, and consists principally of commercial lending, retail lending, which includes single-family residential mortgages, and other consumer lending. All credits were subjected to Centra’s normal commercial underwriting standards and did not present more than the normal amount of risk assumed in other lending areas.

Centra does not extend credit to any single borrower or group of related borrowers in excess of the combined legal lending limits of its subsidiary bank. The legal lending limit of Centra Bank, Inc. as of December 31, 2006, was $10.5 million.

In the normal course of its business, Centra’s subsidiary bank has granted loans to executive officers and directors of Centra and to their associates. Related-party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated persons and did not involve more than normal risk of collectibility. All related-party loans were current as of December 31, 2006. The following is an analysis of activity of related-party loans for the years ended December 31:

	2006	2005
	(Dollars in thousands)

Balance, January 1	$19,380	$18,357
New loans	25,217	8,650
Repayments	(9,425)	(7,627)

Balance, December 31	$35,172	$19,380

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.  BANK PREMISES AND EQUIPMENT

The major categories of bank premises and equipment and accumulated depreciation are summarized as follows at December 31:

	2006	2005
	(Dollars in Thousands)

Land	$5,285	$2,832
Building and premises	5,954	3,756
Leasehold improvements	774	774
Furniture, fixtures, and equipment	8,983	5,148

	20,996	12,510
Accumulated depreciation	(7,070)	(3,246)

Net book value	$13,926	$9,264

Centra leases certain banking facilities and equipment under various agreements with original terms providing for fixed monthly payments over periods ranging from 3 to 20 years. The future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2006:

Operating Leases
(Dollars in thousands)

Year Ending December 31:
2007	$1,170
2008	720
2009	709
2010	689
2011	502
Thereafter	3,773

Total minimum lease payments	$7,563

Rent expense was $985,000 in 2006, $764,000 in 2005, and $686,000 in 2004.

Centra leases its main banking facility from a limited liability company, two-thirds of which is owned by two directors of Centra. Rent expense for the building approximated $593,000 in 2006, $330,000 in 2005, and $346,000 in 2004.

6.  DEPOSITS

Included in interest-bearing deposits are various time deposit products. The maturities of time deposits are as follows: $89,057,000 in the first 3 months, $172,223,000 in months 4 through 12, and $192,972,000 over 12 months.

Deposits from related parties approximated $20.4 million at December 31, 2006, and $15.9 million at December 31, 2005.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.  SHORT-TERM BORROWINGS

Short-term borrowings primarily consist of corporate deposits held in overnight repurchase agreements. The securities underlying the repurchase agreements are under the control of Centra. Additional details regarding short-term borrowings are summarized as follows:

	2006	2005	2004
	(Dollars in Thousands)

Ending balance	$25,366	$18,536	$14,507
Average balance	24,003	16,164	15,217
Highest month-end balance	40,509	24,477	16,493
Interest expense	1,103	423	116
Weighted-average interest rate:
End of year	4.48%	3.44%	1.60%
During the year	4.57%	2.62%	0.77%

Centra has a maximum borrowing capacity of $163 million from the Federal Home Loan Bank on a short-term basis. In addition, Centra has short-term borrowing capacity of $1 million from Wachovia Bank, N.A. through an unsecured line of credit. Centra also has $15 million available from Bankers Bank via a reverse repurchase agreement.

8.  LONG-TERM DEBT

Centra formed two statutory business trusts for the purpose of issuing trust preferred capital securities (“Capital Securities”) with the proceeds invested in junior subordinated debt securities (“Debentures”) of Centra. The Debentures, which are subordinate and junior in right of payment to all present and future senior indebtedness and certain other financial obligations of Centra, are the sole assets of the trust and Centra’s payment under the Debentures is the sole source of revenue for the trusts. The Debentures are included in long-term debt and the investment in the trust is included in other assets in the Consolidated Balance Sheets. The Capital Securities are not included in stockholders’ equity in the Consolidated Balance Sheets. Centra fully and unconditionally guarantees the trust’s obligations under the Capital Securities.

In June 2006 and December 2004, Centra completed the private placement of $10,000,000 Floating Rate, Trust Preferred Securities through its Centra Financial Statutory Trust II and Centra Financial Statutory Trust I subsidiaries. The 2006 and 2004 securities are at an interest cost of 2.29% and 1.65%, respectively, over the three-month LIBOR rate, reset quarterly. Interest payments are due quarterly.

Centra has the right to defer payment of interest on the subordinated debt at any time, or from time to time, for periods not exceeding five years. The securities mature in 30 years from the date of issuance. If interest payments on the subordinated debt are deferred, the dividends on the Capital Securities are also deferred. Interest on the subordinated debt is cumulative.

The Trust Preferred Securities currently qualify as Tier 2 capital of Centra for regulatory purposes. The banking regulatory agencies have not issued any guidance, which would change the regulatory capital treatment for the Trust Preferred Securities based on the adoption of FASB interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.”

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, the Debentures and their related weighted-average interest rates were as follows:

	2006		2005
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate
	(Dollars in thousands)

Centra Financial Statutory Trust I	$10,000	7.66%	$10,000	5.65%
Centra Financial Statutory Trust II	$10,000	7.02%	—	—

Interest paid on long-term borrowings approximated $1,129,000 in 2006 and $565,000 in 2005.

9.  INCOME TAXES

The effective income tax rate in the Consolidated Statement of Income is less than the statutory corporate tax rate due to the following:

	2006	2005	2004

Statutory corporate tax rate	34.0%	34.0%	34.0%
Differences in rate resulting from:
State income taxes	3.2	4.0	4.3
Other	0.5	(1.0)	(1.8)

Effective income tax rate	37.7%	37.0%	36.5%

Significant components of the provision for income taxes are as follows:

	2006	2005	2004
	(Dollars in thousands)

Federal:
Current	$3,160	$2,408	$1,656
Deferred	(605)	(455)	(708)
State	374	384	203

Income tax expense	$2,929	$2,337	$1,151

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of deferred tax assets (liabilities) as of December 31:

	2006	2005
	(Dollars in thousands)

Deferred tax assets:
Allowance for loan losses	$4,012	$2,974
Supplemental retirement plan	259	207
Deferred net loan origination fees	206	88
Other	105	—

Deferred tax assets	4,582	3,269
Deferred tax liabilities:
Premises and equipment	442	413
Available-for-sale securities	274	5
Accretion on available-for-sale securities	187	11
Purchase Accounting	34	—

Deferred tax liabilities	937	429

Net deferred tax assets	$3,645	$2,840

10.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, Centra is party to financial instruments with off-balance sheet risk necessary to meet the financing needs of customers and to manage its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of these instruments express the extent of involvement Centra has in these financial instruments.

Loan Commitments and Standby Letters of Credit

Loan commitments are made to accommodate the financial needs of Centra’s customers. The total amount of loan commitments outstanding at December 31, 2006, is $145,503,000. Standby letters of credit commit Centra to make payments on behalf of customers when certain specified future events occur. Centra has $27,567,000 of standby letters of credit at December 31, 2006. Centra’s exposure to credit loss in the event of non-performance by the counter party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. Centra uses the same underwriting standards in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. At December 31, 2006, Centra has recorded $1,167,000 as a reserve against potential losses related to these commitments and has classified that reserve in other liabilities in the financial statements.

Centra originates long-term, fixed-rate, or adjustable mortgage loans and sells them on the secondary market, servicing released. At December 31, 2006, Centra had $3,615,000 of commitments to borrowers to originate loans to be sold on the secondary market. The fair value of the derivatives related to these commitments is not material to the financial statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.  OTHER EXPENSES

The following items of other expense exceed one percent of total revenue for the period indicated:

	2006	2005	2004
	(Dollars in thousands)

Stationery and supplies	$465	$307	$203
Outside services	625	448	303
Taxes not on income	539	359	308

12.  REGULATORY MATTERS

The primary source of funds for the dividends paid by Centra is dividends received from its banking subsidiary. The payment of dividends by banking subsidiaries is subject to various banking regulations. The most restrictive provision requires regulatory approval if dividends declared in any calendar year exceed the total net profits, as defined, of that year plus the retained net profits, as defined, of the preceding two years. At January 1, 2007, Centra has $11,828,000 available for dividends.

Centra and its banking subsidiary are subject to various regulatory capital requirements administered by the banking regulatory agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Centra and its banking subsidiary must meet specific capital guidelines that involve quantitative measures of each entity’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Centra and its banking subsidiary’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Centra and its banking subsidiary to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Centra and its banking subsidiary met all capital adequacy requirements at December 31, 2006.

As of December 31, 2006, the most recent notifications from the banking regulatory agencies categorized Centra and its banking subsidiary as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Centra and its banking subsidiary must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since these notifications that management believes have changed Centra’s or its banking subsidiary’s category.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Centra’s actual capital amounts and ratios are presented in the following table.

					Well-Capitalized
					Under Prompt
			For Capital		Corrective
	Actual		Adequacy		Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

As of December 31, 2006
Total capital(1)	$68,665	10.3%	$53,436	8%	$66,795	10%
Tier 1(2)	59,119	8.9	26,720	4	40,081	6
Tier 1(3)	59,119	6.7	35,454	4	44,317	5
As of December 31, 2005
Total capital(1)	$49,212	11.6%	$33,998	8%	$42,497	10%
Tier 1(2)	33,866	10.8	12,497	4	18,745	6
Tier 1(3)	33,866	8.8	15,429	4	19,286	5

(1)	Ratio represents total risk-based capital to net risk-weighted assets.

(2)	Ratio represents Tier 1 capital to net risk-weighted assets.

(3)	Ratio represents Tier 1 capital to average assets.

13.  FEDERAL RESERVE REQUIREMENTS

The subsidiary bank is required to maintain average reserve balances with the Federal Reserve Bank. The reserve requirement is calculated as a percentage of total deposit liabilities and averaged $1,032,000 for the year ended December 31, 2006.

14.  EMPLOYEE BENEFIT PLANS

The Centra 401(k) Plan (the Plan) is a deferred compensation plan under section 401(k) of the Internal Revenue Code. All full and regular part-time employees who complete six months of service are eligible to participate in the Plan. Participants may contribute from 1% to 15% of pre-tax earnings to their respective accounts. These contributions may be invested in various investment alternatives selected by the employee. Centra matched 100% of the first 4% of compensation deferred by the employee during 2006, 2005, and 2004. Centra’s total expense associated with the Plan approximated $209,000 in 2006, $165,000 in 2005, and $124,000 in 2004.

Centra has supplemental retirement agreements with key executive officers. The cost is being accrued over the period of active service from the date of the agreements. The liability for such agreements approximated $648,000 and $518,000 at December 31, 2006 and 2005, respectively, and is included in other liabilities in the Consolidated Balance Sheets. To assist in funding the cost of these agreements, Centra is the owner and beneficiary of a life insurance policy on the participating key executive officers. During the years ended December 31, 2006, 2005 and 2004, the increase in cash surrender value on the policies of $165,000 in 2006, $165,000 in 2005, and $121,000 in 2004, exceeded the cost of the supplemental retirement plan by $36,000, -0-, and $23,000, respectively.

On December 31, 2006, Centra froze the Smithfield State Bank Defined Benefit Pension plan and notified its participants that it would be terminated January 31, 2007. Benefits continued to accrue through December 31, 2006 and all participants as of December 31, 2006 became 100% vested. Participants will receive a lump-sum payment from the Smithfield State Bank Defined Benefit Pension plan and distributions will roll over into the Centra 401(k)Plan. As of December 31, 2006, plan assets were sufficient to fund accrued benefit obligations.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.  STOCK OPTIONS

Financial Accounting Standards Board (“FASB”) Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”) was issued in December 2004, requiring that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123R replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” (Statement 123), and supersedes Accounting Principles Board (APB)Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB 25, as long as the footnotes to financial statements disclosed proforma net income under the preferable fair-value-based method. Centra has historically accounted for its stock options under APB 25 and adopted the provisions of Statement 123R on January 1, 2006, as required.

Centra’s Share Option plan (the Plan), which is stockholder-approved, permits the granting of stock options to its employees for up to 1,650,000 shares of common stock. Centra believes that such awards better align the interests of its employees with those of its shareholders. Option awards are granted with an exercise price equal to the market price of Centra’s stock at the date of grant; the awards generally vest based on four years of continuous service and have 10-year contractual terms.

Centra adopted Statement 123R using the modified prospective transition method, whereby compensation cost recognized beginning in the first quarter of 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of Statement 123 and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123R. Accordingly, results for prior periods have not been restated. As a result of adopting Statement 123R, Centra began recognizing compensation expense for unvested stock option awards over the period in which the related employee service is rendered, which generally will be the vesting period. Accordingly, compensation expense of $160,000 was recognized for the year ended December 31, 2006.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model.

A summary of option activity under the Plan as of December 31, 2006, and the changes during the year ended is presented below:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
Outstanding Shares	Shares	Exercise Price	Term-Years	Intrinsic Value

Outstanding at beginning of period	1,011,700	$9.57
Granted	30,250	$16.36
Exercised	—	—
Forfeited	2,662	7.51

Outstanding at end of period	1,039,288	$9.77	5.42	$7,046,373

Exercisable at end of period	893,403	$9.31	4.82	$5,530,165

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted average estimated fair value of options granted was $4.92 and $3.25 in 2006 and 2005, respectively. No options were granted in 2004. The total intrinsic value of stock options exercised was $22,000 in 2005. There were no stock options exercised during 2006 or 2004.

The estimated fair value calculated at grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2006	2005

Risk-free interest rate	5.02%	3.43%
Dividend Yield(*)
Volatility factor of the market price(*)
Weighted average expected life of options	7 years	7 years

(*)	No volatility or expected dividends were used to estimate the fair value due to Centra’s stock not being publicly traded and Centra having no history of dividend payments.

The Black-Scholes option valuation model was originally developed for use in estimating the fair value of traded options, which have different characteristics than options granted by Centra, such as no vesting or transfer restrictions. The model requires the input of highly subjective assumptions, which can materially affect the fair value estimate. The expected life assumption was based solely on historical data. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term approximating the expected life of the options.

As of December 31, 2006, there was $304,000 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plan. That cost is expected to be recognized over a period of three years. The total fair value of shares vested during 2006 was $956,000.

16.  ACQUISITION

On August 25, 2006, Centra completed its acquisition of Smithfield State Bank of Smithfield, Pennsylvania (“Smithfield”), a state-chartered bank operating four retail branch offices in Fayette County, Pennsylvania. The acquisition was completed in accordance with the Agreement and Plan of Merger that Centra and Smithfield entered into on April 7, 2006, whereby Centra would pay the remaining Smithfield shareholders $40 per share subject to regulatory approval. On July 24, 2006, Smithfield had a meeting of its shareholders and the agreement and plan of merger was approved by the required majority of shareholders. Regulatory approval to complete the merger was received on August 25, 2006.

The acquisition of Smithfield allows Centra to expand its product offerings and delivery channels into the Fayette County market. Under the terms of the merger, each share of Smithfield stock was exchanged for $40 cash. The total cost of the transaction was $28.5 million. Centra used the proceeds of an $18 million public stock offering and an additional $10.0 million in Trust Preferred Securities to finance the acquisition. In addition, Centra received $1.6 million in dividends from Centra Bank to complete the Smithfield acquisition. The assets and liabilities of Smithfield have been separately recorded on the balance sheet at their estimated fair values and the full results of Smithfield’s operations subsequent to the acquisition have been included in the Consolidated Statements of Income.

Prior to the completion of the acquisition on August 25, 2006, Centra had entered into Stock Purchase Agreements to acquire shares of common stock of Smithfield from various individual stockholders at a price of $40 per share and began acquiring such shares in April 2006. The individual stock purchase agreements were subject to a variety of conditions, including receipt of all regulatory approvals and allowed for Centra to acquire approximately 80.87% of the outstanding shares of Smithfield for an estimated cost of $23.3 million prior to the completion of the acquisition on August 25, 2006. Centra initially accounted for its investment in Smithfield under the equity method of accounting and then consolidated Smithfield once its ownership of the outstanding stock exceeded 50%.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The cost to acquire Smithfield has been allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based upon preliminary estimated fair values. The allocation of the purchase price is subject to changes in the estimated fair values of assets acquired and liabilities assumed. The excess of the purchase price over the estimated fair values of assets acquired and liabilities assumed was assigned to goodwill. In connection with the preliminary purchase price allocation, Centra also assigned approximately $6.0 million to intangible assets solely related to deposit based intangibles, which will be amortized over the estimated remaining life of approximately eight years on a straight line basis. Goodwill arising from the transaction is not subject to amortization and is not deductible for tax purposes, but will be evaluated annually for possible impairment.

Centra incurred $1.8 million in direct costs associated with the merger. Included in the direct merger costs were $.4 million of involuntary employee termination costs, $.3 million of legal, accounting advisory, and conversion costs, and $1.1 million of contract termination penalties.

The following table shows the estimated excess purchase price over carrying value of net assets acquired, purchase price allocations, and resulting goodwill for the Smithfield acquisition:

Smithfield
(Dollars in thousands)

Purchase price	$28,510
Carrying value of net assets acquired	16,463

Excess of purchase price over carrying value of net assets acquired	12,047
Purchase accounting adjustments:
Securities	441
Portfolio loans	(819)
Premises and equipment	(67)
Deposits	2,224
Severance and exit costs	1,819
Other liabilities	193
Deferred taxes	1,874

Total purchase accounting adjustments	5,665
Core deposit intangibles	(6,024)

Goodwill	$11,688

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated fair value of the net assets acquired related to this acquisition:

(Dollars in thousands)

Assets:
Cash and cash equivalents	$8,603
Securities	163,160
Loans, net of allowance for loan losses	51,113
Premises and equipment	1,375
Goodwill and other intangibles	17,712
Other assets	4,884

Total assets	246,847
Liabilities:
Deposits	212,997
Other liabilities	5,340

Total liabilities	218,337

Fair value of net assets acquired	$28,510

The estimated fair values of the acquired assets and liabilities, including identifiable intangible assets, are preliminary and subject to refinement as exit plans are finalized and additional information becomes available. Any subsequent adjustments to the fair values of assets and liabilities acquired, identifiable intangible assets, or other purchase accounting adjustments will result in adjustments to goodwill.

The following unaudited proforma consolidated financial information presents the combined results of operations of Centra and Smithfield as if the acquisitions of both had occurred as of the beginning of 2006, 2005, and 2004 respectively.

	Year Ended December 31
	2006	2005	2004
	(Dollars in thousands)

Net interest income	$26,626	$23,956	$21,678
Provision for credit losses	2,322	1,426	2,640

Net interest income after provision for credit losses	24,304	22,530	19,038
Noninterest income	3,781	3,742	1,397
Noninterest expense	20,193	19,099	15,353

Income before income tax expense	7,892	7,173	5,082
Income tax expense	2,903	2,457	1,701

Net income	$4,989	$4,716	$3,381

Net income per share:
Basic	$1.37	$1.53	$1.09
Diluted	$1.26	$1.42	$1.04
Average common shares outstanding:
Basic	3,631,888	3,090,611	3,088,532
Diluted	3,957,668	3,313,688	3,241,926

The proforma results include amortization of fair value adjustments on loans, deposits, amortization of newly created intangibles and post-merger acquisition related charges The proforma results presented do not reflect cost

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

savings or revenue enhancements anticipated from the acquisition and are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each period presented, nor are they necessarily indicative of future consolidated results.

17.  PARENT COMPANY ONLY FINANCIAL INFORMATION

Condensed Balance Sheet

	December 31
	2006	2005
	(Dollars in thousands)

Assets:
Cash and cash equivalents	$1,140	$35
Available-for-sale securities, at estimated fair value (amortized cost of $616 in 2006 and $640 in 2005)	741	817
Investment in second tier bank holding companies	75,266	42,992

Total assets	$77,147	$43,844

Liabilities:
Long-term debt	$20,000	$10,000
Other liabilities	195	(29)

Total liabilities	20,195	9,971
Stockholders’ equity:
Preferred stock, $1 par value, 1,000,000 authorized, none issued	—	—
Common stock, $1 par value, 50,000,000 authorized, 4,197,140 and 2,817,309 issued and outstanding on December 31, 2006 and 2005, respectively	4,197	2,817
Additional paid-in capital	48,349	25,016
Accumulated earnings	3,996	6,033
Accumulated other comprehensive income	410	7

Total stockholders’ equity	56,952	33,873

Total liabilities and stockholders’ equity	$77,147	$43,844

Consolidated Statement of Income

	Year Ended December 31
	2006	2005	2004
	(Dollars in thousands)

Income — dividends from bank subsidiary	$1,848	$500	$550
— interest and dividends	17	9	5
Total expense	1,157	567	124

Income (loss) before federal income tax and equity in undistributed earnings of subsidiaries	708	(58)	431
Applicable income tax benefit	(660)	(225)	(42)
Equity in undistributed income of subsidiaries	3,464	3,820	1,531

Net income	$4,832	$3,987	$2,004

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statement of Cash Flows

	Year Ended December 31
	2006	2005	2004
	(Dollars in thousands)

Operating activities:
Net income	$4,832	$3,987	$2,004
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease in accrued expenses	(283)	(89)	(24)
Equity in undistributed income of subsidiaries	(3,464)	(3,820)	(1,531)

Net cash provided by operations	1,085	78	449
Investing activities:
Net cash paid for acquisition	(16,700)	—	—
Net proceeds from sales (purchases) of available-for-sale securities	24	(564)	(47)

Net cash used in investing activities	(16,676)	(564)	(47)
Financing activities:
Proceeds of long-term debt issuance	10,000	—	10,000
Proceeds of stock offering	17,840	98	—
Payments for fractional shares	(4)	(2)	(2)
Investment in subsidiaries	(11,140)	—	(10,000)

Net cash provided by (used in) financing activities	16,696	96	(2)

Net change in cash	1,105	(390)	400
Cash and cash equivalents at beginning of year	35	425	25

Cash and cash equivalents at end of year	$1,140	$35	$425

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.  SUMMARIZED QUARTERLY INFORMATION (UNAUDITED)

A summary of selected quarterly financial information for 2006 and 2005 follows:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Dollars in thousands, except per share data)

2006:
Interest income	$9,298	$10,421	$14,898	$15,584
Interest expense	4,035	4,711	6,826	7,404
Net interest income	5,263	5,710	8,072	8,180
Provision for credit losses	469	739	234	885
Other income	764	628	1,143	1,103
Loss on sale of securities	—	—	—	(40)
Other expenses	4,082	4,112	6,654	5,887
Income tax expense	544	546	932	907
Net income	932	941	1,395	1,564
Basic earnings per share	$0.30	$0.30	$0.34	$0.38
Diluted earnings per share	$0.28	$0.27	$0.32	$0.35
Basic weighted average shares outstanding	3,099,040	3,178,866	4,060,107	4,172,567
Diluted weighted average shares outstanding	3,343,632	3,532,884	4,412,032	4,525,152
2005:
Interest income	$6,242	$6,964	$7,620	$8,704
Interest expense	2,183	2,551	2,952	3,602
Net interest income	4,059	4,413	4,668	5,102
Provision for credit losses	437	447	117	340
Other income	639	749	916	831
Loss on sale of securities	—	—	(79)	(168)
Other expenses	2,936	3,135	3,706	3,688
Income tax expense	489	591	622	635
Net income	836	989	1,060	1,102
Basic earnings per share	$0.27	$0.32	$0.34	$0.36
Diluted earnings per share	$0.26	$0.30	$0.32	$0.33
Basic weighted average shares outstanding	3,088,532	3,089,301	3,090,529	3,094,021
Diluted weighted average shares outstanding	3,251,320	3,326,151	3,337,278	3,339,948

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

	March 31	December 31
	2007	2006
	(Unaudited)	(Note B)
	(Dollars in thousands,
	except per share data)

ASSETS
Cash and due from banks	$16,999	$18,353
Interest-bearing deposits in other banks	1,174	3,211
Federal funds sold	19,287	37,908

Total cash and cash equivalents	37,460	59,472
Available-for-sale securities, at fair value (amortized cost of $116,094 at March 31, 2007 and $124,447 at December 31, 2006)	116,792	125,130
Loans, net of unearned income	732,427	693,520
Allowance for loan losses	(10,680)	(10,336)

Net loans	721,747	683,184
Premises and equipment, net	15,962	13,926
Loans held for sale	3,404	1,011
Goodwill and Other Intangible Assets	17,157	17,712
Other assets	13,712	13,418

Total assets	$926,234	$913,853

LIABILITIES
Deposits
Non-interest bearing	$105,782	$98,275
Interest bearing	716,582	705,913

Total deposits	822,364	804,188
Short-term borrowings	16,901	25,366
Long-term debt	20,000	20,000
Other liabilities	8,381	7,347

Total liabilities	867,646	856,901
Stockholders’ equity
Preferred stock, $1 par value, 1,000,000
shares authorized; none issued	—	—
Common stock, $1 par value, 50,000,000
authorized, 4,224,456 and 4,197,140 issued
and outstanding on March 31, 2007 and
December 31, 2006, respectively	4,224	4,197
Additional paid-in capital	48,566	48,349
Accumulated earnings	5,379	3,996
Accumulated other comprehensive gain	419	410

Total stockholders’ equity	58,588	56,952

Total liabilities and stockholders’ equity	$926,234	$913,853

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	March 31
	2007	2006
	(Unaudited)
	(Dollars in thousands except per share data)

Interest income
Loans, including fees	$13,835	$8,607
Loans held for sale	25	27
Securities available-for-sale	1,474	562
Interest-bearing bank balances	43	33
Federal funds sold	438	69

Total interest income	15,815	9,298
Interest expense
Deposits	7,063	3,672
Short-term borrowings	210	187
Long-term debt	367	176

Total interest expense	7,640	4,035

Net interest income	8,175	5,263
Provision for credit losses	500	469

Net interest income after provision for credit losses	7,675	4,794
Other income
Service charges on deposit accounts	368	229
Other service charges and fees	409	246
Secondary market income	181	163
Other	161	126

Total other income	1,119	764
Other expense
Salary and employee benefits	3,179	2,082
Occupancy expense	455	387
Equipment expense	418	343
Advertising	529	211
Professional fees	108	75
Data processing	427	249
Other outside services	235	110
Other	1,162	625

Total other expense	6,513	4,082

Net income before income tax	2,281	1,476
Income tax expense	898	544

Net income	$1,383	$932

Basic earnings per share	$.33	$.30
Diluted earnings per share	$.31	$.28
Basic weighted-average shares outstanding	4,198,658	3,099,040
Diluted weighted-average shares outstanding	4,512,789	3,343,632

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Three Months Ended March 31, 2007 and 2006

				Accumulated
		Additional		Other
	Common	Paid-in	Accumulated	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total
	(Unaudited)
	(Dollars in thousands)

Balance, January 1, 2006	$2,817	$25,016	$6,033	$7	$33,873
Comprehensive income:
Net income	—	—	932	—	932
Other comprehensive loss:
Unrealized loss on available-for-sale securities, net of income taxes of $65	—	—	—	(97)	(97)

Total comprehensive income					835

Balance, March 31, 2006	$2,817	$25,016	$6,965	$(90)	$34,708

Balance, January 1, 2007	$4,197	$48,349	$3,996	$410	$56,952
Issuance of Common Stock	27	217	—	—	244
Comprehensive income:
Net income	—	—	1,383	—	1,383
Other comprehensive income:
Unrealized gain on available-for-sale securities, net of income taxes of $6	—	—	—	9	9

Total comprehensive income					1,392

Balance, March 31, 2007	$4,224	$48,566	$5,379	$419	$58,588

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31
	2007	2006
	(Unaudited)
	(Dollars in thousands)

Operating activities
Net income	$1,383	$932
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Accretion of discounts on securities	(319)	(45)
Amortization of premiums on securities	23	6
Amortization of purchase accounting adjustments	493	—
Provision for loan losses	500	469
Deferred income tax (benefit) expense	(164)	290
Depreciation	332	309
Loans originated for sale	(14,766)	(26,675)
Proceeds of loans sold	12,554	24,904
Gain on sale of loans	(181)	(163)
Increase in other liabilities	1,112	810
Loss on the disposal of fixed assets	(4)	—
Increase (decrease) in other assets	197	(938)

Net cash (used in) provided by operating activities	1,160	(101)
Investing activities
Purchases of life insurance	(40)	(52)
Purchases of premises and equipment	(2,363)	(724)
Purchases of available-for-sale securities	(14,967)	(331)
Sales and maturities of available-for-sale securities	23,615	—
Net increase in loans made to customers	(39,076)	(31,783)

Net cash used in investing activities	(32,831)	(32,890)
Financing activities
Net increase in deposits	17,880	21,077
Proceeds from Stock Offering	244	—
Net (decrease) increase in securities sold under agreement to repurchase	(8,465)	2,053

Net cash provided by financing activities	9,659	23,130

Decrease in cash and cash equivalents	(22,012)	(9,861)
Cash and cash equivalents — beginning of period	59,472	23,429

Cash and cash equivalents — end of period	$37,460	$13,568

CENTRA FINANCIAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A —	Organization

Centra Bank, Inc. (Centra Bank or the Company) is a full service commercial bank that was chartered on September 27, 1999 under the laws of the State of West Virginia and commenced operations on February 14, 2000. Centra Financial Holdings, Inc. (Centra) was formed on October 25, 1999 for the purpose of becoming a one-bank holding company to own all of the outstanding stock of Centra Bank.

Note B —	Basis of Presentation

Centra’s consolidated financial statements have been prepared in accordance with Centra’s accounting and reporting policies, which are in conformity with U.S. generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Such policies require management to make estimates and develop assumptions that affect the amounts reported in the consolidated financial statements and related footnotes. Actual results could differ from management’s estimates. Also, they do not include all the information and footnotes required by U.S. generally accepted accounting principles for annual year-end financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation, have been included and are of a normal, recurring nature. The balance sheet as of December 31, 2006 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. These interim financial statements should be read in conjunction with the financial statements and notes thereto included in Centra’s December 31, 2006, Form 10-K filed with the Securities and Exchange Commission.

Note C —	Acquisition

On August 25, 2006, Centra completed its acquisition of Smithfield State Bank of Smithfield, Pennsylvania (“Smithfield”), a state-chartered bank operating four retail branch offices in Fayette County, Pennsylvania. The acquisition was completed in accordance with the Agreement and Plan of Merger that Centra and Smithfield entered into on April 7, 2006, whereby Centra would pay the remaining Smithfield shareholders $40 per share subject to regulatory approval. The total cost of the acquisition was $28.5 million and was financed by the proceeds of an $18 million public stock offering and the issuance of $10 million of trust preferred securities. At the date of acquisition, Smithfield had $247 million and $213 million of total assets and total deposits respectively. The acquisition of Smithfield allows Centra to expand its product offerings and delivery channels into the Fayette County market.

Note D —	Net Income Per Common Share

Centra determines basic earnings per share by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by dividing net income by the weighted average number of shares outstanding increased by the number of shares that would be issued assuming the exercise of stock options. At March 31, 2007 and 2006, stock options to purchase 1,134,050 and 1,011,701 shares at an average price of $10.54 and $9.58, respectively were outstanding. For the three months ended March 31, 2007 and 2006, the dilutive effect of stock options was 314,131 and 244,591 shares, respectively.

Note E —	Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We are currently evaluating the potential impact of this statement.

CENTRA FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Centra adopted the Financial Accounting Standards Board’s Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. In connection with the adoption, Centra elects to continue its existing accounting policy of classifying penalties and interest as income tax expense.

The adoption of FIN 48 had no material impact on Centra’s financial statements taken as a whole and no cumulative effect adjustments relating to the adoption was required. The amount of Centra’s uncertain income tax positions and accrued interest were immaterial at both March 31, 2007 and January 1, 2007. Centra is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2003 through 2006. Centra’s state income tax returns are currently open to audit under the statute of limitations for the years ended December 31, 2003 through 2006.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and if given or made, such information or representation must not be relied upon as having been authorized by Centra Financial. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities offered hereby in any jurisdiction to or from any person to or from whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of Centra Financial since the date hereof.

1,000,000 Shares

CENTRA FINANCIAL HOLDINGS, INC.

Common Stock

PROSPECTUS

July 27, 2007